Exhibit 99.1
2010 ANNUAL REPORT
thank
you

Thank you
for 35 exceptional years
...to our clients
for your confidence.
...to our professionals
for your dedication.
...to our shareholders
for your trust.
This year, CGI will celebrate 35 years of commitment to our clients, our professionals and our shareholders. To all of those with whom we have had the privilege of working, thank you for trusting us to be your partner of choice.
In a transforming industry where companies come and go, CGI has not only endured but grown stronger. Our vision — to be a world-class IT and business process services leader helping our clients win and grow — continues to be fulfilled, thanks to the ongoing commitment of all of our stakeholders. It bodes well for the future.

CGI group Inc. 2010 Annual report	2

Letter to shareholders
As we enter our 35th year, we are proud of the progress we have accomplished in partnership with all our stakeholders. Our record of consistent profitable growth is a result of their collective contributions — the confidence of our clients, the entrepreneurial spirit of our professionals, whom we call members, and the trust of our shareholders.
In fiscal 2010, the commitment of our stakeholders continued to drive our success. Our performance has solidified our leadership position in our industry and has strengthened us — strategically, operationally and financially — for future growth in fiscal 2011 and beyond.
TO OUR CLIENTS, THANK YOU FOR YOUR CONFIDENCE. For CGI, quality work means more work, and operational excellence has always been our passion. This is reflected in our long track record of on-time, on-budget delivery. In fiscal 2010, we continued our tradition of high client satisfaction, scoring an average of 9.0 out of 10 rating based on approximately 2,500 signed client assessments. More importantly, we received a 9.2 rating for client loyalty, denoting our clients’ intent to continue to use and recommend CGI’s services to others. Client loyalty is important in any business, but in a services business like ours, it is vital.
The ability of our teams to consistently deliver value to clients is due to the disciplined implementation of the CGI Management Foundation (see page 23) in all facets of our business. This foundation governs quality management across our operations and for each stakeholder group. Our strong commitment to operational excellence is also supported by an extensive local and global delivery model. CGI’s 125 offices, global delivery centers on three continents and project offices in dozens of countries geographically cover more than 70% of the world’s IT spend and offer clients the advantages of local responsiveness and accountability combined with access to vast global resources. Clients are able to choose the optimal blend of onsite, onshore, nearshore and offshore delivery options to meet their specific business requirements and to drive optimal value, quality, efficiencies and cost savings.
Our success in meeting client expectations in fiscal 2010 led to significant new contract signings. We booked 4.6 billion dollars, or 124 percent of revenue, adding new global marquee clients while renewing, extending and expanding our relationship with others.
These wins, combined with major contract renewals across our targeted industries, including new revenue opportunities generated from our merger with Stanley, Inc., have enhanced our scale and delivery capabilities. Our focus will continue to be on generating the results our clients need to grow and thrive in their respective industries.
TO OUR MEMBERS, THANK YOU FOR YOUR ENTREPRENEURIAL SPIRIT. One of the defining aspects of CGI’s culture is our emphasis on ownership and engagement. We understand that having a stake in CGI helps to drive commitment, motivation and success, and today, more than 87% of our members own CGI shares through our share purchase plan, representing the single largest block of share ownership.
This ownership mentality is woven into all aspects of our management approach, which fosters engagement, empowerment and accountability among members. It is also the center of our company dream, which has remained unchanged since our founding: To create an environment in which we enjoy working together and, as owners, contribute to building a company we can be proud of.
Since June 1976, André Imbeau and Serge Godin have been having fun working together to build a company they can be proud of — a company that has grown from two entrepreneurs into a global champion with 31,000 professionals.
We believe our focus on ownership is one of the key reasons that CGI continues to outperform our peers. CGI members have a vested interest in the success of our clients and, in turn, a strong incentive to work hard and diligently to ensure their success. They have the power to make decisions in our clients’ best interests and the opportunity to share in the rewards of a job well done. This empowerment and accountability leads to rigor and excellence in serving clients and, in turn, drives our exceptionally high client satisfaction scores.
CGI’s ownership philosophy also drives our member satisfaction and commitment, as measured by our Member Satisfaction Assessment Process. This assessment process is part of our Member Partnership Management Framework, which governs how we relate to and support our members. This process is completed annually and, year after year, members cite the satisfaction of clients as key to their own satisfaction. Being fully engaged as owners to help our clients win and grow fuels their desire to come to work each day.
Strong member satisfaction in CGI is also reflected by our low attrition rate, which remains among the lowest in the industry. Our professionals are loyal and dedicated, and provide reliable and consistent services to clients over the long term.
TO SHAREHOLDERS, THANK YOU FOR YOUR TRUST. CGI is committed to delivering strong financial results that contribute to superior returns for our shareholders. In fiscal 2010, we succeeded on this front, strengthening our balance sheet and profitability growing our business. Highlights of our performance include the following:
–	$3.7 billion in revenue, or 3.4% growth in constant currency

–	$4.6 billion in new contract bookings, or 124% of revenue

–	Adjusted EBIT was up 11.1% to $511.9 million, or 13.7% of revenue

–	Earnings from continuing operations were up 14.8% to $362.8 million

–	Earnings per share (diluted) were up 21.6% to $1.24

–	$552.4 million in cash was generated from operating activities, representing 15% of revenue and $1.89 per share

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–	Return on invested capital was 16.3%

–	$516.7 million was invested in buying back CGI shares
As a result of this performance, CGI’s share price increased by more than 25% year-over-year, contributing significantly to the $1.5 billion increase in our enterprise value.
Looking ahead to fiscal 2011 and beyond, we have ample liquidity to continue investing our cash in the most accretive opportunities for shareholders. Our investment priorities include profitable organic growth, accretive acquisitions, share repurchase and debt repayment.
Given the attractive valuation of CGI shares, we continue to invest aggressively in our share repurchase program. As of September 30, 2010, 18.2 million shares had been purchased, or 72% of our total authorized allotment, and we continue to have the financial flexibility to repurchase the remaining 7.0 million shares before February 2011.
“Nobody washes a rental car... When you own something, you take better care of it.” CEO Michael E. Roach on why a culture of ownership has been so critical to CGI’s success.
On the growth front, the merger with Stanley, Inc. has been completed and their operations have been fully integrated into our CGI Federal business unit, which is structured and organized under a Special Security Agreement (SSA) to serve the U.S. federal government market. We are now better positioned to win business in this $100 billion market. It has opened the door to new opportunities across all agencies of the U.S. federal government. A dedicated team has been busy identifying and capitalizing on business synergies, and their success has yielded more than 80% of the targeted savings, or more than $20 million on an annualized basis. We feel confident that over the next 12 to 24 months the merger will yield an earnings per share accretion rate of 15 to 20 percent. Moreover, CGI is now ranked among the top 30 U.S. federal government contractors. We were also selected as one of only 11 vendors chosen to provide cloud computing services to the U.S. federal government and named the 2010 Greater Washington U.S. Government Contractor of the Year.
In the year ahead, as part of our long-term “Build and Buy” strategy, we will continue to identify and pursue other accretive acquisitions in key geographies and markets in order to continue strengthening our capabilities. Our focus remains on looking for the right target at the right price at the right time.
With respect to profitable organic growth, we see significant market opportunities in fiscal 2011 and have identified five company-wide priorities:
–	We will reinforce our full-offering profitable growth strategy, which focuses on promoting our entire suite of capabilities to clients and prospects. We will also focus on increasing our end-to-end outsourcing and recurring revenue streams.

–	We will seek to accelerate growth and expand margins through an increased focus on the sale of IP-based solutions.

–	We will continue to invest in new growth areas, such as cloud computing and our defense and intelligence business.

–	To win more, we will increase the level of business development activities in addition to leveraging our global delivery network to a greater extent.

–	And, finally, we will strengthen our CGI partner network and go-to-market alliances to attract new sources of profitable revenue.
35 YEARS AND BEYOND. CGI has operated under the same fundamental beliefs and quality-focused business model for 35 years. We believe our consistent ability to execute this model will continue to create value for all of our stakeholders, even in the most challenging market conditions. We remain fully committed to these fundamentals and to exceeding our stakeholders’ expectations in fiscal 2011 and beyond.
Once again, we want to thank all of our stakeholders for their ongoing commitment to CGI. Your support has brought us to where we are today and will drive our future growth. We are very grateful to you for this.
In addition, we thank the members of our Board of Directors for their guidance and unwavering support. We also sincerely thank departing member David Johnston who was chosen by the Canadian government to represent the Queen as Canada’s Governor General. We value his contribution and wish him well.
We look forward to working closely with all our partners in the years ahead, as we continue to fulfill CGI’s vision and dream.
(signed)
Serge Godin
Founder and Executive Chairman of the Board
(signed)
Michael E. Roach
President and Chief Executive Officer

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At a glance
Our Build and Buy profitable growth strategy
Organic growth (the Build) and acquisitions (the Buy) are an integral part of our business strategy and both have contributed to our profitable growth over the years. In addition to operational breadth and depth, accretive acquisitions bring critical mass and expertise, which qualify us for larger partnerships with local and global clients.
Organic growth
Systems integration contracts and projects
–	Extend service offerings to existing clients

–	Win new contracts and renewals

–	Develop new client relationships
Outsourcing contracts
–	Grow pipeline of outsourcing proposals

–	Win outsourcing contracts with new and existing clients
CGI’s focus on organic growth led to $4.6 billion in new bookings across our targeted verticals in fiscal 2010, including more than $2 billion in financial services contracts and another $1.7 billion in government and healthcare. For a detailed list of strategic contract wins, see page 11 of the “Numbers” section.
Growth by acquisitions
Niche market acquisitions
–	Enhance vertical offerings

–	Increase geographic presence

–	Strengthen our solutions portfolio
Transformational acquisitions
–	Increase critical mass to qualify for more large contracts

–	Increase geographic presence

–	Ensure strategic fit and accretion to net earnings
Our merger with Stanley, Inc. in August added 5,000 new professionals and significantly expanded our capabilities in the U.S. federal government sector, particularly in defense and intelligence, enabling us to now compete for business across all U.S. government agencies. In addition, the merger has deepened our subject matter expertise in cybersecurity and biometrics, among other disciplines.

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At a glance
Experience the commitment
At CGI, we’re in the business of satisfying clients by helping them win and grow. Since our founding in 1976, we’ve operated upon the principles of sharing in clients’ challenges and delivering quality services to address them. As a leading IT and business process services provider, CGI has a strong base of 31,000 professionals operating in 125 offices worldwide, giving us the competitive advantage of close proximity to our clients. Through these offices, we offer local partnerships and a balanced blend of global delivery options to ensure clients receive the optimal combination of value and expertise required for their success. We define success by helping our clients achieve superior performance and gain competitive advantage.
Revenue mix

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Our approach
We understand it’s how we deliver our services that makes us a partner of choice. Our business approach puts clients and their results first.
Client-proximity business model — organizes operations around metro markets, allowing us to be deeply rooted within clients’ business communities and accountable for project success
Industry expertise — fuels our deep understanding of clients’ realities to implement solutions that improve and transform their business environments
Unique global delivery options — combines onsite responsiveness through our local offices with remote delivery capabilities through CGI’s onshore, nearshore and offshore centers of excellence
Quality processes — ISO 9001-certified operations ensure a high level of client, member and shareholder satisfaction and CMMI Levels 3 and 5-compliant global delivery centers provide agile, high-quality delivery
Our services and solutions
CGI has a comprehensive portfolio of offerings, including consulting, systems integration, the full management of IT and business functions, and 100+ proprietary solutions that improve all facets of our clients’ operations.
Systems integration and consulting — strategic plans, system architecture, system development and implementation of business and technology solutions
Application management — day-to-day maintenance and improvement of clients’ business applications
Technology management — comprehensive infrastructure management capabilities that adapt to clients’ unique business needs and service priorities
Business process services — management of back-office business processes to streamline operations
Proprietary solutions — deep portfolio of 100+ mission-critical solutions that reduce costs and create competitive advantage for our clients
Our markets
CGI offers its end-to-end services to a select set of economic sectors in which we have deep business and technical expertise. This allows us to fully understand our clients’ realities and to have the know-how and solutions needed to advance their business goals.
Financial services — helping leading institutions, including most major banks in the Americas and Europe as well as P&C and health / life insurers
Telecommunications and utilities — helping global telecom providers and more than 60 utilities in North America and Europe
Government and healthcare — helping hundreds of federal, provincial and state governments, hospitals and healthcare systems
Manufacturing — helping global leaders from multiple manufacturing segments, including aerospace, mining and metals, chemicals, and oil and gas
Retail and distribution — helping over 250 retailers and leading companies from multiple distribution segments and channels
At CGI, our business approach puts clients and their results first, while our comprehensive portfolio of services and solutions enable us to improve all facets of clients’ operations. In addition, our market focus includes a geographic footprint that represents more than 70% of global IT spending and industry vertical expertise representing 90%. As a result, all CGI stakeholders benefit from a sound and stable business strategy that generates long-term value.

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CGI group Inc. 2010 Annual report	8

For the years ended September 30	2010	2009	2008

In thousands of Canadian dollars, except share data, ratios and percentages	$	$	$
Financial performance
Revenue	3,732,117	3,825,161	3,705,863
Adjusted EBIT[1]	511,902	460,741	430,486
Adjusted EBIT margin	13.7%	12.0%	11.6%
Earnings from continuing operations	362,766	315,897	299,134
Basic earnings per share from continuing operations[4]	1.27	1.03	0.94
Diluted earnings per share from continuing operations[4]	1.24	1.02	0.92
Net earnings	362,766	317,205	294,000
Basic earnings per share[4]	1.27	1.03	0.92
Diluted earnings per share[4]	1.24	1.02	0.90
Net earnings (under US GAAP)[2]	363,276	314,927	276,916
Basic earnings per share (under US GAAP)[2,4]	1.27	1.02	0.87
Diluted earnings per share (under US GAAP)[2,4]	1.24	1.01	0.86
Cash flow from continuing operating activities	552,367	630,244	355,670

Financial position
Total assets	4,607,191	3,899,910	3,680,558
Shareholders’ equity[4]	2,152,631	2,275,254	1,997,001
Shareholders’ equity per common share[4]	7.93	7.56	6.48
Working capital	154,920	388,950	81,850
Current ratio	1.18	1.51	1.10
Long-term debt (current and long-term portions)	1,153,876	283,130	391,091
Net debt to capitalization ratio[3]	30.6%	n/a	14.0%

				Fiscal 2010				Fiscal 2009

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Quarterly financial results
Revenue	1,007,056	901,614	910,441	913,006	926,051	950,419	948,319	1,000,372
Adjusted EBIT	139,801	128,702	123,963	119,436	126,128	113,135	107,250	114,228
Adjusted EBIT margin	13.9%	14.3%	13.6%	13.1%	13.6%	11.9%	11.3%	11.4%
Net earnings	84,076	85,880	81,591	111,219	82,640	76,678	77,813	80,074
Basic earnings per share	0.31	0.30	0.28	0.38	0.27	0.25	0.25	0.26
Diluted earnings per share	0.30	0.30	0.28	0.37	0.27	0.25	0.25	0.26
Cash flow from continuing operating activities	158,473	102,750	125,016	166,128	192,450	170,894	187,299	79,601

1	Adjusted EBIT represents earnings from continuing operations before acquisition-related and integration costs, interest on long-term debt, interest income, other (income) expenses, gain on sale of capital assets and income tax expense.

2	The reconciliation between US and Canadian Generally Accepted Accounting Principles is provided in Note 28 to the consolidated financial statements.

3	The net debt to capitalization ratio represents the proportion of long-term debt, net of cash and cash equivalents and short-term investments (“net debt”) over the sum of shareholders’ equity attributable to shareholders of CGI and long-term debt. Net debt and capitalization are both net of the fair value of forward contracts. As at September 30, 2009, our net debt was negative (a net cash position) and therefore is shown as not applicable (“n/a”).

4	Earnings per share amounts and shareholders’ equity are attributable to shareholders of CGI.

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Long-term partnerships
We thank our clients for 35 exceptional years. We have reached this important milestone by rapidly responding to the evolving needs of our clients. We remain committed to creating long-term value for our stakeholders by meeting and exceeding their expectations.
9/10
satisfaction score from 2,500 signed client assessments
RIO TINTO ALCAN
CGI’s long-term partnership with Rio Tinto Alcan driven by quality and operational excellence
For 28 years, CGI has served Rio Tinto Alcan (formerly known as Alcan), a global leader in the aluminum business. From the beginning of the partnership in 1982, CGI has worked closely with Rio Tinto Alcan to continuously evolve its IT environment and strengthen its competitive position through IT infrastructure outsourcing and related support services.
These services are primarily delivered from CGI’s Saguenay Center of Excellence, where our work with Rio Tinto Alcan originally began. CGI is now one of Rio Tinto Alcan’s primary strategic IT partners across its global operations.
“Rio Tinto Alcan operates under a steadfast commitment to advance the economic, environmental and social sustainability of our operating communities while creating value for our stakeholders. We are pleased to extend our partnership with CGI, which helps us advance on these commitments. As one of our primary global IT providers, CGI shares our passion for excellence to achieve business outcomes that drive our mutual success.”
Jacynthe Côté
Chief Executive Officer
Rio Tinto Alcan
95%
of projects for clients delivered on time and on budget
THE MINISTÈRE DES TRANSPORTS DU QUÉBEC
CGI integrates a turnkey solution for road safety
Québec Transportation Ministry is responsible for ensuring the sustainable mobility of people and goods throughout Québec with an efficient and safe transportation system that contributes to the development of the province.
In order to improve Québec’s road safety record and save lives, the Ministère launched a pilot project to install and operate 15 photo radar devices. Requiring a turnkey solution that could be implemented and executed in a very short time frame, the Ministère turned to CGI, a trusted partner in numerous large-scale Québec government projects for 35 years.
Integrator of choice for the development and implementation of turnkey solutions, CGI put in place a solution that manages the majority of business processes involved in the evidence processing of Highway Safety Code violations.
One year after the start of the pilot project — during which close to 6,900 statements of offence were issued each month — the average driving speed has dropped by 12 km/h in areas where the stationary photo radar devices were installed, and instances of excessive speeding have been all but eliminated. The project — self-financing and supported by more than 80% of the population — was executed without any delays and is yielding the anticipated results. The Government of Québec finds these outcomes very encouraging.

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Enhanced capabilities and footprint
CGI’s Build and Buy growth strategy contributes to our ability to offer clients an ever-increasing breadth of capabilities and scale. Our expanding footprint has attracted a growing roster of brand name and strategic clients who are confident they are working with a financially strong and stable company.
35 years
of long-term growth with 31,000 professionals worldwide
CIGNA CORPORATION
Health services giant CIGNA relies on CGI to manage large application portfolio
For more than 125 years, CIGNA has been helping people lead healthier and more secure lives through comprehensive health services. The company has grown into an international health services provider with more than 30,000 employees and is a leading brand in its industry. In 2009, CIGNA became a key global client of CGI when it gave us responsibility for a major portion of its application portfolio, making us one of its largest external IT suppliers.
CGI is managing CIGNA applications that support claims processing, billing, banking, sales and underwriting, enrollment and eligibility, and reinsurance. CIGNA chose CGI not only for the breadth of our application management services, but for our extensive, best-fit global delivery model, which offers service options customized to meet its unique quality, cost and risk requirements.
CGI is currently delivering services from CIGNA’s various U.S. offices, as well as our centers of excellence in India and Atlantic Canada. Our experts are helping the company to maximize the performance of its applications while ensuring high quality, rapid deployment, low cost and low risk through global delivery.
“At CIGNA, we have an unwavering commitment to excellence in service and quality. With CGI, we have a partner dedicated to these same principles, providing flexible and rapid services focused on achieving CIGNA’s overall success.”
Phil Emond
Executive Vice-President and Chief Information Officer
CIGNA Corporation
Geographic footprint representing
70%
of the world’s IT spend
FEDERALREPORTING.GOV
CGI supports government goals for transparency, accountability, collaboration
FederalReporting.gov is a case study for transparency on one of the most visible programs enacted by President Barack Obama’s Administration. As the nationwide data collection solution used to track US$787 billion in economic stimulus funds, FederalReporting.gov serves as the data source for Recovery.gov, which provides information to citizens about how the stimulus funds have been spent.
Given the unprecedented speed to respond to the objectives of the American Recovery and Reinvestment Act (ARRA), the Recovery Accountability and Transparency Board (RATB) and the Office of Management and Budget sought the best existing government data collection solution. The RATB selected the Environmental Protection Agency’s (EPA) Central Data Exchange (CDX) to serve as the backbone for FederalReporting.gov.
Building on a 30+ year partnership with the EPA, CGI adapted the CDX to meet the complex needs of FederalReporting.gov. CGI applied its data collection, exchange and program management expertise to design, build and host the system, which launched just five months after ARRA’s passage.
Today, FederalReporting.gov stands as one of the largest expedited systems implementations in government history. The vision for FederalReporting.gov is to expand to other government programs, and it is now deployed for the Education Jobs Fund awards on behalf of the Department of Education.

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“The Recovery Board and the EPA partnered with CGI Federal to develop and implement the site...FederalReporting.gov shows us that there are examples of successful collaboration and partnership between government agencies and the private sector that help move our country forward.”
The Honorable James P. Moran
U.S. Representative from the
Commonwealth of Virginia
Entered into the
Congressional Record
on June 9, 2010
Sustainability
CGI has been a sustainable company long before sustainability was even a trend. Our founding principles and operational model promote the continuous economic, social and environment development of the communities in which we live and work.
87%
of CGI employees
own shares
THE BEER STORE
CGI helps The Beer Store fight leukemia
In June 2010, CGI signed its first contract with The Beer Store — a seven-year, multi-million dollar agreement to provide managed services to the primary distribution and sales channel for beer in Ontario.
Our support for our new client extends beyond IT. In May, more than a hundred CGI professionals joined volunteers across Ontario to help The Beer Store raise funds for The Leukemia and Lymphoma Society of Canada by participating in the client’s annual Returns for Leukemia Bottle Drive.
CGI members from all levels, along with the help of their family and friends, showed their support for this fundraiser, helping The Beer Store exceed its goal of raising $1 million dollars.
Following the two-day event, The Beer Store’s senior management team praised the CGI volunteers for their community spirit, professionalism, enthusiasm and energy. CGI plans to participate in the annual bottle drive next year, playing an even greater role by getting involved in its planning and marketing.
100%
of our operations are ISO 9001 certified for quality
and consistency
“2010 is the first year that donations from our annual Returns for Leukemia bottle drive surpassed $1 million. This milestone is a testament to the generosity of Beer Store customers and the community commitment of those who volunteered their valuable personal time. With CGI, we’ve found a partner that not only supports our business needs, but shares our passion for corporate social responsibility. Through Returns for Leukemia, CGI demonstrated its commitment to our communities as well as our company. After working with CGI for a year, I am proud of the partnership that we have solidified together.”
Ted Moroz
President
The Beer Store

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The CGI constitution
Our dream
To create an environment in which we enjoy working together and, as owners, contribute to building a company we can be proud of.
Our mission
To help our clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to fully satisfy client objectives in information technology, business processes and management. In all we do, we foster a culture of partnership, intrapreneurship, teamwork and integrity, building a world class IT and business process services company.
Our vision
To be a world class IT and business process services leader helping our clients win and grow.
Our values
PARTNERSHIP AND QUALITY
For us, partnership and quality are both a philosophy and a way of life. We develop and follow the best management practices and we entrench these approaches into client relationships and service delivery frameworks in order to foster long-term and strong partnerships with our clients. We listen to our clients and we are committed to their total satisfaction in everything we do.
OBJECTIVITY AND INTEGRITY
We exercise the highest degree of independent thinking in selecting the products, services and solutions we recommend to clients. In doing so, we adhere to the highest values of quality, objectivity and integrity. Consequently, strict rules of business and professional conduct are applied. We do not accept any remuneration from suppliers.
INTRAPRENEURSHIP AND SHARING
Our success is based on the competence, commitment and enthusiasm of our members. Therefore, we promote a climate of innovation and initiative where we are empowered with a sense of ownership in supporting clients, thus ensuring the firm’s profitable growth. Through teamwork, sharing our know-how and expertise, we bring the best of CGI to our clients. As members, we share in the value we create through equity ownership and profit participation.
RESPECT
As a global company, we recognize the richness that diversity brings to the company and welcome this diversity while embracing the overall CGI culture. In all we do, we are respectful of our fellow members, clients, business partners and competitors.
FINANCIAL STRENGTH
We strive to deliver strong, consistent financial performance, which sustains long term growth and rewards our members and shareholders. Financial strength enables us to continuously invest and improve services and business solutions to the benefit of our clients. To this end, we manage our business to generate industry superior returns.
CORPORATE SOCIAL RESPONSIBILITY
Our business model is designed to ensure that we are close to our clients and communities. We embrace our social responsibilities and contribute to the continuous development of the communities in which we live and work.

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Corporate social responsibility
Corporate social responsibility has always been intrinsic to the CGI business model and part of our cultural fiber before the phrase was even coined. Our business model is specifically designed to bring us closer to our members, our clients and the communities in which we live and work. We believe that this approach enables all of our partners to fully profit from CGI’s presence in their regions while permitting CGI to benefit from their unique regional advantages.
Our commitment to act responsibly is also rooted in the dream that inspired the founding of CGI — a dream that continues to guide the company’s development and growth today: “To create an environment in which we enjoy working together and, as owners, contribute to building a company we can be proud of.”
Social responsibility carries economic, social and environmental ramifications, including the health and well-being of our professionals, the implementation of sound corporate governance, the development of lasting partnerships with our members, clients and shareholders, the flourishing of our communities and the promotion of a sustainable environment. CGI considers all these issues of critical importance. They are vital to the longevity of our company.
As we prepare to mark our 35th anniversary, we are enhancing our rich tradition of social responsibility with a concerted, unified approach to optimize our efforts around the globe. To this end, we are establishing a social responsibility policy and will publish a “roadmap” in 2011. This roadmap will address our commitments and goals and will present qualitative and quantitative information about our sustainable development activities around the world.
The document will provide a global view of our strategies, short and medium-term objectives, as well as achievements, and will serve as the basis of our first corporate social responsibility report, targeted for publication in 2012. Between now and then, we will gather comments and suggestions from our partners and stakeholders to ensure we respond as fully as possible to their expectations.
We firmly believe that adopting socially responsible practices has enabled us to build a company where growth and commitment go hand in hand. In fact, the commitment displayed by our members over the past 35 years has paved the way to a highly promising future not only for CGI, but for generations to come.
Providing the best mix of local and global delivery
STRONG LOCAL PRESENCE WITH GLOBAL REACH
With 31,000 members in 125 offices worldwide and project offices in dozens of countries, CGI adheres to the fundamental belief that having a strong local presence with clients is critical to our joint success. This client-proximity business model combined with global delivery options provide clients with a strong local presence and a best-fit mix of global sourcing.
GLOBAL DELIVERY
Our growing and unique global delivery model comprises delivery centers across three continents.
Main locations
125
offices worldwide and project offices in dozens of countries

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CGI group Inc. 2010 Annual report	15

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Leadership team
CORPORATE SERVICES
Serge Godin*
Founder and Executive Chairman of the Board
André Imbeau*
Founder, Executive
Vice-Chairman of the Board and Corporate Secretary
Michael E. Roach*
President and Chief Executive Officer
David Anderson*
Executive Vice-President and Chief Financial Officer
Benoit Dubé*
Executive Vice-President and Chief Legal Officer
Julie Godin*
Senior Vice-President Human Resources, Leadership and Organizational Development
Lorne Gorber
Senior Vice-President Global Communications and Investor Relations
Luc Pinard*
Executive Vice-President Chief Technology and Quality Officer
Daniel Rocheleau*
Executive Vice-President and Chief Business Engineering Officer
Claude Séguin*
Senior Vice-President Corporate Development and Strategic Investments
CANADA
Doug McCuaig*
President
Canada
Hicham Adra
Senior Vice-President Ottawa and Innovapost
Shawn Derby
Senior Vice-President Western Canada
Jamie Holland
Senior Vice-President Greater Toronto
Bernard Labelle
Senior Vice-President Québec City
Jay MacIsaac
Senior Vice-President Atlantic Canada
Claude Marcoux*
Senior Vice-President and General Manager Québec and Ottawa

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Warren White
Senior Vice-President Global Business Engineering
GLOBAL INFRASTRUCTURE SERVICES, SOLUTIONS & CONSULTING
Eva Maglis*
Senior Vice-President and General Manager
Réjean Bernard
Senior Vice-President
Technologies and Infrastructure Practices
Marie MacDonald
Senior Vice-President Sales and Client Delivery Management
UNITED STATES, EUROPE AND ASIA
Donna Morea*
President
U.S., Europe and Asia
UNITED STATES
George Schindler*
President
CGI Federal
Jim Brabston
Senior Vice-President Defense, Intelligence and BPO
Donna A. Ryan
Senior Vice-President Civilian
Nazzic Turner*
Senior Vice-President and General Manager
U.S. Enterprise Markets
Robert Hannum
Senior Vice-President
U.S. East
Peter Ihrig
Senior Vice-President
U.S. West,
Central and South
Chris James
Vice-President
Intellectual Property
and Onshore Delivery
EUROPE AND ASIA
Jose Carlos Rodriguez Arroyo
Vice-President
Southern Europe

CGI group Inc. 2010 Annual report	18

S. Chandramouli
Senior Vice-President India
Klaus Elix
Senior Vice-President Central Europe
Timothy Gregory
Senior Vice-President Northern Europe
Dave Hudson
Vice-President, Australia
John Sandifer
Vice-President, France

*	Member of the Management Committee
Board of directors
Claude Boivin (a)
Director since 1993
Director of Companies
Bernard Bourigeaud (b)
Director since 2008
Director of Companies
Jean Brassard (c)
Director since 1978
Director of Companies
Robert Chevrier (b)
Director since 2003
Chair of the Human Resources Committee President, Roche Management Co. Inc.
Dominic D’Alessandro (b)
Director since 2010
Director of Companies
Thomas P. d’Aquino (c)
Director since 2006
Lead Director
Chairman and Chief Executive Intercounsel Ltd.
Paule Doré (c)
Director since 1995
Director of Companies
Richard B. Evans (a)
Director since 2009
Chairman of the Board, AbitibiBowater Inc.
Serge Godin
Director since 1976
Founder and Executive Chairman of the Board

CGI group Inc. 2010 Annual report	19

André Imbeau
Director since 1976
Founder, Executive Vice-Chairman of the Board and Corporate Secretary
Gilles Labbé (a)
Director since 2010
President and Chief Executive Officer, Héroux-Devtek Inc.
Eileen A. Mercier (a)
Director since 1996
Chair of the Audit and Risk Management Committee
Director of Companies
Michael E. Roach
Director since 2006
President and Chief Executive Officer

(a)	Member of the Audit and Risk Management Committee

(b)	Member of the Human Resources Committee

(c)	Member of the Corporate Governance Committee
The CGI Management Foundation
The CGI Management Foundation represents the architecture of our management approach. It governs how we deliver services to clients, how we interact with our members and how we respond to shareholder requirements — and it measures the satisfaction level of all three constituents. This allows us to gauge the success of our initiatives, take preventive action before issues arise and evolve in the spirit of continuous improvement that has been the hallmark of CGI since its beginning.
The CGI Management Foundation helps us maintain the best equilibrium between the needs of all our stakeholders. As such, it is at the heart of our strategy for profitable growth.

CGI group Inc. 2010 Annual report	20

Shareholder information
SHAREHOLDER INFORMATION LISTING
Toronto Stock Exchange, April 1992: GIB.A
New York Stock Exchange, October 1998: GIB
Number of shares outstanding as at September 30, 2010:
237,684,791 Class A subordinate shares
33,608,159 Class B shares
High/low of share price from October 1, 2009, to September 30, 2010:

	TSX (CDN$)	NYSE (US$)

High:	16.80	16.40
Low:	12.07	11.11

The certifications by CGI’s Chief Executive Officer and Chief Financial Officer concerning the quality of the Company’s public disclosure pursuant to Canadian regulatory requirements are filed in Canada on SEDAR (www.sedar.com). Similar certifications pursuant to Rule 13a-14 of the U.S. Securities Exchange Act of 1934 and Section 302 of the Sarbanes-Oxley Act of 2002 are exhibits to our Form 40-F filed on EDGAR (www.sev.gov). The Company has also filed with the New York Stock Exchange the certification required by Section 303A.12 of the exchange’s Listed Company Manual.
CGI’s corporate governance practices do not differ in any significant way from those required of domestic companies under New York Stock Exchange listing standards and they are set out in the CGI Management Proxy Circular, which is filed with Canadian and U.S. securities authorities and is therefore available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov), respectively, as well as on CGI’s Web site.
AUDITORS
Ernst & Young LLP
TRANSFER AGENT
Computershare
Investor Services Inc.
100 University Avenue 9th Floor
Toronto, Ontario
M5J 2Y1
Tel.: 1 800 564-6253
INVESTOR RELATIONS
For further information about the Company, additional copies of this report or other financial information, please contact:
Investor Relations
CGI Group Inc.
1130 Sherbrooke West
Montréal, Québec H3A 2M8
Tel.: 514-841-3200
You may also contact us by visiting cgi.com/investors.
ANNUAL GENERAL MEETING OF SHAREHOLDERS
Wednesday January 26, 2011
at 11:00 a.m.
Omni Mont-Royal Hotel
Saisons A & B
1050 Sherbrooke West
Montréal, Québec
CGI presents a live webcast of its Annual General Meeting of Shareholders via the Internet at www.cgi.com. Complete instructions for viewing the webcast will be available on CGI’s Web site. To vote by phone or by using the Internet, please refer to the instructions provided in the CGI Management Proxy Circular.
This annual report is also available for download at cgi.com.
Le rapport annuel 2010 de CGI est aussi publié en français.

CGI group Inc. 2010 Annual report	21

CGI group Inc. 2010 Annual report	2

Financial Highlights

CGI group Inc. 2010 Annual report	3

For the years ended September 30	2010	2009	2008

In thousands of Canadian dollars, except share data, ratios and percentages	$	$	$
Financial performance
Revenue	3,732,117	3,825,161	3,705,863
Adjusted EBIT[1]	511,902	460,741	430,486
Adjusted EBIT margin	13.7%	12.0%	11.6%
Earnings from continuing operations	362,766	315,897	299,134
Basic earnings per share from continuing operations[4]	1.27	1.03	0.94
Diluted earnings per share from continuing operations[4]	1.24	1.02	0.92
Net earnings	362,766	317,205	294,000
Basic earnings per share[4]	1.27	1.03	0.92
Diluted earnings per share[4]	1.24	1.02	0.90
Net earnings (under US GAAP)[2]	363,276	314,927	276,916
Basic earnings per share (under US GAAP)[2,4]	1.27	1.02	0.87
Diluted earnings per share (under US GAAP)[2,4]	1.24	1.01	0.86
Cash flow from continuing operating activities	552,367	630,244	355,670

Financial position
Total assets	4,607,191	3,899,910	3,680,558
Shareholders’ equity[4]	2,152,631	2,275,254	1,997,001
Shareholders’ equity per common share[4]	7.93	7.56	6.48
Working capital	154,920	388,950	81,850
Current ratio	1.18	1.51	1.10
Long-term debt (current and long-term portions)	1,153,876	283,130	391,091
Net debt to capitalization ratio[3]	30.6%	n/a	14.0%

				Fiscal 2010				Fiscal 2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Quarterly financial results
Revenue	1,007,056	901,614	910,441	913,006	926,051	950,419	948,319	1,000,372
Adjusted EBIT	139,801	128,702	123,963	119,436	126,128	113,135	107,250	114,228
Adjusted EBIT margin	13.9%	14.3%	13.6%	13.1%	13.6%	11.9%	11.3%	11.4%
Net earnings	84,076	85,880	81,591	111,219	82,640	76,678	77,813	80,074
Basic earnings per share	0.31	0.30	0.28	0.38	0.27	0.25	0.25	0.26
Diluted earnings per share	0.30	0.30	0.28	0.37	0.27	0.25	0.25	0.26
Cash flow from continuing operating activities	158,473	102,750	125,016	166,128	192,450	170,894	187,299	79,601

1	Adjusted EBIT represents earnings from continuing operations before acquisition-related and integration costs, interest on long-term debt, interest income, other (income) expenses, gain on sale of capital assets and income tax expense.

2	The reconciliation between US and Canadian Generally Accepted Accounting Principles is provided in Note 28 to the consolidated financial statements.

3	The net debt to capitalization ratio represents the proportion of long-term debt, net of cash and cash equivalents and short-term investments (“net debt”) over the sum of shareholders’ equity attributable to shareholders of CGI and long-term debt. Net debt and capitalization are both net of the fair value of forward contracts. As at September 30, 2009, our net debt was negative (a net cash position) and therefore is shown as not applicable (“n/a”).

4	Earnings per share amounts and shareholders’ equity are attributable to shareholders of CGI.

CGI group Inc. 2010 Annual report	4

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
November 9, 2010
Basis of Presentation
This Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is the responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The Board of Directors is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out its responsibility mainly through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.
Throughout this document, CGI Group Inc. is referred to as “CGI”, “we”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the audited consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended September 30, 2010, 2009, and 2008. CGI’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”) of the Canadian Institute of Chartered Accountants (“CICA”). These differ in some respects from generally accepted accounting principles in the United States (“US GAAP”). Our reconciliation of results reported in accordance with GAAP to US GAAP can be found in Note 28 to the consolidated financial statements. All dollar amounts are in Canadian dollars unless otherwise indicated.
The following are the three primary objectives of this MD&A:
–	Provide a narrative explanation of the consolidated financial statements through the eyes of management;

–	Provide the context within which the consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

–	Provide information to assist the reader in ascertaining the likelihood that past performance is indicative of future performance.
In order to achieve these objectives, this MD&A is presented in the following main sections:
Corporate Overview — includes a description of our business and how we generate revenue as well as the markets in which we operate. In addition, we also summarize significant developments and certain financial highlights for the year;
Financial Review — discusses year-over-year changes to operating results for the years ended September 30, 2010, 2009, 2008, and quarters ended September 30, 2010 and 2009, describing the factors affecting revenue and earnings on a consolidated and reportable segment basis, and also by describing the factors affecting changes in the major expense categories. Also discussed are bookings broken down by geography and vertical market;
Liquidity and Capital Resources — discusses changes in cash flows from operating, investing and financing activities and describes the Company’s liquidity and available capital resources; and
Critical Accounting Estimates, Future Accounting Changes, and Risks and Uncertainties — explains the areas in the financial statements where critical estimates and assumptions are used to calculate amounts in question. In addition, we provided an update on the status of the International Financial Reporting Standards (“IFRS”) changeover project. We have also included a discussion of the risks affecting our business activities and what may be the impact if these risks are realized.
Materiality of Disclosures
This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.
Forward-Looking Statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the

CGI group Inc. 2010 Annual report	5

timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the MD&A, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in the Risks and Uncertainties section.
Non-GAAP Measures
The reader should note that the Company reports its financial results in accordance with GAAP. However, in this MD&A, certain non-GAAP financial measures are used:
1.	Earnings from continuing operations before acquisition-related and integration costs, interest on long-term debt, interest income, other (income) expenses, gain on sale of capital assets, and income tax expense (“adjusted EBIT”);

2.	Constant currency growth;

3.	Days Sales Outstanding (“DSO”);

4.	Return on Invested Capital (“ROIC”);

5.	Return on Equity (“ROE”); and

6.	Net Debt to Capitalization ratio.
Management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with GAAP.
A reconciliation of adjusted EBIT to its closest GAAP measure can be found on page 17. Definitions of constant currency growth, DSO, ROIC, ROE, and net debt to capitalization are provided on pages 9 and 10. A discussion of net debt to capitalization, ROIC, ROE and DSO can be found on page 22.
Restatement of Prior Periods
As of the first quarter of fiscal 2010, CGI adopted Section 1602, “Non-Controlling Interests” retrospectively. This MD&A reflects the impacts of these restatements on the consolidated financial statements for the years ended September 30, 2010, 2009, and 2008. Please refer to Note 2 of our consolidated financial statements for further details.
TRANSFER AGENT
Computershare Investor Services Inc.
(800) 564-6253
INVESTOR RELATIONS
Lorne Gorber
Senior Vice-President, Global Communications & Investor Relations
Telephone: (514) 841-3355
lorne.gorber@cgi.com

CGI group Inc. 2010 Annual report	6

Corporate Overview
ABOUT CGI
Founded in 1976 and headquartered in Montreal, Canada, CGI is one of the largest independent providers of end-to-end information technology services (“IT services”) and business process services (“BPS”) to clients worldwide, utilizing a flexible, cost efficient delivery model. CGI and its affiliated companies have approximately 31,000 professionals across the globe. The Company’s delivery model provides for work to be carried out onsite at client premises, or through one of its centres of excellence located in North America, Europe and India. We also have a number of leading business solutions that support long-term client relationships. Our services are broken down as:
–	Consulting — CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.

–	Systems integration — CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients’ strategic needs.

–	Management of IT and business functions (“outsourcing”) — Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best suited technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and practices to improve the efficiency of the clients’ operations. We also integrate clients’ operations into our technology network. Finally, we may take on specialized professionals from our clients, enabling our clients to focus on key operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology infrastructure management (enterprise and end-user computing and network services); transaction and business processing such as payroll, insurance processing, and document management services. Outsourcing contracts typically have terms from five to ten years and may be renewable.
CGI offers its end-to-end services to a focused set of industry vertical markets (“verticals”) where we have developed extensive and deep subject matter expertise. This allows us to fully understand our clients’ business realities and to have the knowledge and solutions needed to advance their business goals. Our targeted verticals include government and healthcare, financial services, telecommunications and utilities, retail and distribution, and manufacturing.
Our 100+ proprietary business solutions help shape opportunities and drive incremental value for our clients. Examples of these include Enterprise Resource Planning solutions, credit and debt collections, tax management, claims auditing and fraud detection, and energy management.
We take great pride in delivering high quality services to our clients. To do so consistently, we have implemented and maintained the International Organization for Standardization (“ISO”) quality program. We firmly believe that by designing and implementing rigorous service delivery quality standards, followed by continuous monitoring of conformity with those standards, we are best able to satisfy our clients’ needs. As a measure of the scope of our ISO program, all of our revenue was generated by business units having successfully obtained certification.
Our operations are managed in three operating segments (“reporting segments” or “segments”), in addition to Corporate services, namely: Canada, the United States and India (“U.S.”), and Europe and Asia Pacific (“Europe”). The segments are based on a delivery view and the results incorporate domestic activities as well as impacts from our delivery model utilizing our centres of excellence.
VISION AND STRATEGY
Most companies begin with a business vision, but CGI began with a dream: to create an environment in which members enjoy working together and, as owners, contribute to building a company they can be proud of. That dream led to CGI’s vision of being a world-class IT and BPS leader, helping its clients win and grow. Our build and buy strategy is refined through a four-pillar growth strategy that combines organic growth and acquisitions. CGI has been and will continue to be a consolidator in the IT services industry.
The first two pillars of our strategy focus on organic growth. The first focuses on smaller contract wins, renewals and extensions. The second involves the pursuit of new large, long-term outsourcing contracts, leveraging our end-to-end services, global delivery model and critical mass.
The third pillar of our growth strategy focuses on the acquisition of smaller firms or niche players. We identify niche acquisitions through a strategic mapping program that systematically searches for targets that will strengthen our vertical market knowledge or increase the richness of our service offerings.
The fourth pillar involves the pursuit of transformational acquisitions focused on expanding our geographic presence and critical mass. This approach further enables us to strengthen our qualifications to compete for large outsourcing contracts.
Throughout its history, CGI has been highly disciplined in following this four-pillar growth strategy, with an emphasis on earnings accretion and maximizing shareholder value. Currently, our key growth target markets are the U.S. and Europe.

CGI group Inc. 2010 Annual report	7

COMPETITIVE ENVIRONMENT
As a global provider of end-to-end information technology and business process services, CGI operates in a highly competitive and rapidly evolving global industry. Our competition comprises a variety of global players, from niche companies providing specialized services to other end-to-end service providers, mainly in the U.S., Europe and India, all of whom are competing to deliver some or all of the services we provide.
Recent mergers and acquisition activity has resulted in CGI being positioned as one of the few remaining IT services firms that operates independently of any hardware or software vendor. Our independence allows CGI to deliver the best-suited technology available globally to our clients.
CGI offers its end-to-end services to a select set of targeted vertical markets (“verticals”) in which we have deep business and technical expertise covering 90% of global IT spend. These verticals are: government and healthcare, financial services, telecommunications and utilities, retail and distribution, and manufacturing. To compete effectively, CGI focuses on high-end systems integration, consulting and outsourcing where vertical industry knowledge and expertise are required.
Our client proximity metro markets business model combined with our global delivery model results in highly responsive and cost competitive delivery. CGI’s global delivery model provides clients with a unique blend of onshore, nearshore and offshore delivery options that caters to their strategic and cost requirements. CGI also has a number of leading business solutions that support long-term client relationships. Moreover, all of CGI’s business operations are executed based on the same management foundation, ensuring consistency and cohesion across the company.
There are many factors involved in winning and retaining IT and BPS contracts in today’s global market, including the following: total cost of services; ability to deliver; track record; vertical market expertise; investment in business solutions; local presence; global delivery capability; and the strength of client relationships. CGI compares favourably with its competition with respect to all of these factors.
In summary, CGI’s competitive value proposition encompasses the following: end-to-end IT and BPS capability; expertise and proprietary business solutions in five vertical markets covering the majority of global IT spending; a unique global delivery model, which includes industry leading delivery capabilities; a disciplined management foundation; and our focus on client satisfaction which is supported by our client proximity business model. Based on this value proposition and CGI’s growing critical mass in our three main markets — Canada, the U.S. and Europe, collectively covering approximately 70% of global IT spending — we are in a position to compete effectively on an international scale and win large contracts.
2010 HIGHLIGHTS
As a result of the restructuring initiatives implemented in 2009, we have positioned ourselves to compete strategically and seize opportunities as our economy emerges from the recession. Over the year, we returned to positive constant currency growth, enjoyed record high earnings margins, and continued to improve on our key indicators. Clients slowly regained confidence in the economy and have increased their willingness to reinvest in their IT initiatives. On the buy side of our strategy, we acquired Stanley, Inc. (“Stanley”) to expand our U.S. presence and to give CGI an entry into the U.S. federal defence market. Highlights for the year are:
–	Bookings of $4.6 billion;

–	Book-to-bill ratio of 124%;

–	Constant currency growth of 3.4%;

–	Adjusted EBIT margin remained strong at 13.7%;

–	Basic and diluted EPS from continuing operations grew by 23.3% and 21.6% respectively;

–	Return on equity reached 16.4%;

–	Return on invest capital remains high at 16.3%;

–	Cash provided by continuing operating activities remained strong, representing 14.8% of revenue; and

–	Repurchased 35.6 million Class A shares of the Company.
Acquisition of Stanley, Inc.
On May 7, 2010, CGI announced a definitive merger agreement with Stanley, a provider of information technology services and solutions to U.S. defense, intelligence and federal civilian government agencies. CGI commenced the cash tender offer to acquire all of Stanley’s outstanding shares of common stock at US$37.50 per share. On August 17, 2010, CGI completed its cash tender offer which was funded from CGI’s cash on hand and existing credit facilities. Total cash consideration for this transaction was $923.2 million. In line with our fourth pillar of strategic growth, Stanley’s operations will increase our scale and our capabilities to serve the U.S. federal government, expanding our offering into the defense and intelligence space.
Our results for the year incorporate the operations of Stanley subsequent to August 17, 2010. Since the completion of the transaction, we have focused on the integration of Stanley into CGI and to date, $20.9 million of acquisition-related and integration costs have been incurred. We expect approximately $5.4 million to be incurred over the next fiscal year. To date, on a run-rate basis, approximately 87% or $23.4 million of our annual synergy target has been realized with the remainder expected to be achieved in the next nine months. The Company expects to realize an earnings per share accretion rate of approximately 15% to 20% for this transaction over the next 12 to 24 months.

CGI group Inc. 2010 Annual report	8

Capital Stock and Options Outstanding (as at November 3, 2010)
238,053,130 Class A subordinate shares
33,608,159 Class B shares
32,620,501 options to purchase Class A subordinate shares
FY 2010 Trading Summary
CGI’s shares are listed on the Toronto Stock Exchange (“TSX”) (stock quote — GIB.A) and the New York Stock Exchange (“NYSE”) (stock quote — GIB) and are included in the S&P/TSX Composite Index, the S&P/TSX Capped Information Technology and Midcap Indices, and the Dow Jones Sustainability Index.

TSX	(CDN$)

Open:	12.50

High:	16.80

Low:	12.07

Close:	15.49

Canadian* average daily trading volumes:	1,339,325

*	Includes the average daily volumes of both the TSX and Alternative Trading Systems.

NYSE	(US$)

Open:	11.66

High:	16.40

Low:	11.11

Close:	15.03

U.S. average daily trading volumes:	194,369

Stock Performance
CGI STOCK PRICES (TSX) FOR FISCAL 2010
Share Repurchase Program
On January 27, 2010, the Company’s Board of Directors authorized and received the approval from the TSX for the renewal of the Normal Course Issuer Bid (“NCIB”) to purchase of up to 10% of the public float of the Company’s Class A subordinate shares during the next year. The NCIB enables CGI to purchase, on the open market, up to 25,151,058 Class A subordinate shares for cancellation. The Class A subordinate shares may be purchased under the NCIB commencing February 9, 2010 and ending on the earlier of February 8, 2011, or the date on which the Company has either acquired the maximum number of Class A shares allowable under the NCIB, or elects to terminate the NCIB.
During fiscal year 2010, the Company repurchased 35,602,085 of its Class A subordinate shares for $516.7 million at an average price including commissions of $14.51, under the current and previous NCIB. As at September 30, 2010, the Company may purchase up to an additional 7.0 million shares under the current NCIB.

CGI group Inc. 2010 Annual report	9

Overview of Fiscal Year 2010
KEY PERFORMANCE MEASURES
We use a combination of financial measures, ratios, and non-GAAP measures to assess our company’s performance. The table below summarizes our most relevant key performance measures. The calculated results and discussion of each indicator follow in the subsequent sections.

Profitability	–
Adjusted EBIT — is a measure of earnings before items not directly related to the cost of operations, such as financing costs, acquisition-related costs and income taxes (see definition on page 5). Management believes this best reflects the profitability of our operations.

–
Diluted earnings per share from continuing operations attributable to shareholders of CGI — is a measure of earnings generated for shareholders on a per share basis, assuming all in-the-money options outstanding are exercised.

Liquidity	–
Cash provided by continuing operating activities — is a measure of cash generated from managing our day-to-day business operations. We believe strong operating cash flow is indicative of financial flexibility, allowing us to execute our corporate strategy.

–
Days sales outstanding — is the average number of days to convert our trade receivables and work in progress into cash. Management tracks this metric closely to ensure timely collection, healthy liquidity, and is committed to maintaining a DSO below its 45-day target.

Growth	–
Constant currency growth — is a measure of revenue growth before foreign currency impacts. We believe that it is helpful to adjust revenue to exclude the impact of currency fluctuations to better understand trends in the business.

	–	Backlog — represents management’s best estimate of revenue to be realized in the future based on the terms of respective client agreements active at a point in time.
–
Book-to-Bill ratio — is a measure of the proportion of contract wins to our revenue in the period. This metric allows management to monitor the company’s business development efforts to ensure we grow our backlog and our business over time. Management remains committed to maintaining a target ratio greater than 100% over a 12-month period. Management believes that the longer period is a more effective measure as the size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure	–
Net Debt to Capitalization ratio — is a measure of our level of financial leverage net of our cash and cash equivalents and short-term investment position. Management uses this metric to monitor the proportion of debt versus capital used to finance our operations and it provides insight into our financial strength.

–
Return on Equity — is a measure of the rate of return on the ownership interest of our shareholders. Management looks at ROE to measure its efficiency at generating profits for the Company’s shareholders and how well the Company uses the invested funds to generate earnings growth.

–
Return on Invested Capital — is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments. Management examines this ratio to assess how well it is using its money to generate returns.

CGI group Inc. 2010 Annual report	10

SELECTED ANNUAL INFORMATION

As at and for the years ended September 30				Change	Change
(in thousands of dollars unless otherwise noted)	2010	2009	2008	2010/2009	2009/2008

Growth
Backlog[1] (in millions of dollars)	13,320	10,893	11,645	22.3%	-6.5%
Bookings (in millions of dollars)	4,643	4,059	4,145	14.4%	-2.1%
Book-to-bill ratio	124%	106%	112%
Revenue	3,732,117	3,825,161	3,705,863	-2.4%	3.2%
Year-over-year growth	-2.4%	3.2%	2.0%
Constant currency growth[2]	3.4%	-1.9%	5.3%

Profitability
Adjusted EBIT[3]	511,902	460,741	430,486	11.1%	7.0%
Adjusted EBIT margin	13.7%	12.0%	11.6%
Earnings from continuing operations	362,766	315,897	299,134	14.8%	5.6%
Earnings from continuing operations margin	9.7%	8.3%	8.1%
Net earnings	362,766	317,205	294,000	14.4%	7.9%
Net earnings margin	9.7%	8.3%	7.9%
Basic EPS from continuing operations (in dollars)[4]	1.27	1.03	0.94	23.3%	9.6%
Diluted EPS from continuing operations (in dollars)[4]	1.24	1.02	0.92	21.6%	10.9%
Basic EPS (in dollars)[4]	1.27	1.03	0.92	23.3%	12.0%
Diluted EPS (in dollars)[4]	1.24	1.02	0.90	21.6%	13.3%

Liquidity
Cash provided by continuing operating activities	552,367	630,244	355,670	-12.4%	77.2%
Days sales outstanding[5]	47	39	50	20.5%	-22.0%

Capital structure
Net debt to capitalization ratio[6]	30.6%	n/a	14.0%
Return on equity[7]	16.4%	14.2%	15.6%
Return on invested capital[8]	16.3%	14.0%	14.0%

Balance sheet
Cash & cash equivalents and short-term investments	141,020	343,427	50,134	-58.9%	585.0%
Total assets	4,607,191	3,899,910	3,680,558	18.1%	6.0%
Long-term financial liabilities[9]	1,071,948	302,741	326,916	254.1%	-7.4%

1	Backlog includes new contract wins, extensions and renewals (“bookings”), partially offset by the backlog consumed during the year as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change.

2	Constant currency growth is adjusted to remove the impact of foreign currency exchange rate fluctuations. Please refer to page 13 for details.

3	Adjusted EBIT is a non-GAAP measure for which we provide the reconciliation to its closest GAAP measure on page 17.

4	Earnings per share (“EPS”) amounts are attributable to shareholders of CGI. Quarterly EPS amounts may not add up to the annual amount due to rounding.

5	Days sales outstanding is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by the quarter’s revenue over 90 days.

6	The net debt to capitalization ratio represents the proportion of long-term debt, net of cash and cash equivalents and short-term investments (“net debt”) over the sum of shareholders’ equity attributable to shareholders of CGI and long-term debt. Net debt and capitalization are both net of the fair value of forward contracts. At the end of fiscal 2009, the net debt to capitalization ratio was negative (a net cash position) and therefore shown as not applicable (“n/a”).

7	The return on equity ratio is calculated as the proportion of earnings from continuing operations for the year over the last four quarters’ average equity attributable to shareholders of CGI.

8	The return on invested capital ratio represents the proportion of the after-tax adjusted EBIT for the year over the last four quarters’ average invested capital, which is defined as the sum of equity attributable to shareholders of CGI and debt less cash and cash equivalents and short-term investments, net of the impact of the fair value of forward contracts.

9	Long-term financial liabilities include the long-term portion of debt and capital leases, integration and restructuring costs, asset retirement obligations, deferred compensation and any forward contracts in a liability position.

CGI group Inc. 2010 Annual report	11

FINANCIAL REVIEW
Bookings and Book-to-Bill Ratio
The Company achieved a book-to-bill ratio of 124% for the year. Of the $4.6 billion in bookings signed during the year, 51% came from new business, while 49% came from extensions and renewals.
Our largest verticals for bookings were government & healthcare and financial services, making up approximately 45% and 36% of total bookings, respectively. From a geographical perspective, Canada accounted for 53% of total bookings, followed by the U.S. at 42% and Europe at 5%.
We provide information regarding bookings because we believe doing so provides useful information regarding changes in the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for an analysis of our revenue; it is instead a key indicator of our future revenue used by the Company’s management to measure growth.

CGI group Inc. 2010 Annual report	12

SIGNIFICANT BOOKINGS IN THE YEAR

Announcement Date	Client	Duration	Value

October 5, 2009	U.S. Environmental Protection Agency (“EPA”)	Seven years	Not released
CGI Federal will deliver IT infrastructure support services to the EPA under the newly established ITS-EPA II program and will assist the Office of Environmental Information in achieving more innovative, agile, and scalable IT services for the ITS-EPA II program. The seven-year agreement, awarded to seven vendors includes a US$955 million ceiling value over the BPA’s period of performance and positions.

November 3, 2009	Yellow Pages Group	10-year extension	$100 million
CGI will manage the applications and infrastructure of Yellow Pages Group’s computer network, as well as other projects, namely business intelligence and the optimization of the company’s research tools.

November 5, 2009	U.S. Department of Housing and Urban Development (“HUD”)	One year renewal	US$58.1 million
CGI administers HUD multi-family housing programs in California, Florida, New York, Ohio and Washington, DC, in conjunction with its state and local housing agency partners.

December 15, 2009	North American financial institutions	New contracts & renewals	$1.1 billion
CGI has signed new contracts and renewals with North American financial institutions totaling $1.1 billion during its fiscal 2010 first quarter (October-December). Services provided under these new deals include systems integration, application maintenance, IP-based solutions as well as long term, multi-year managed services contracts.

January 19, 2010	U.S. Department of State and U.S. Agency for International Development	10 years	US$395 million
CGI will provide systems integration, consulting services, and operational support for more than 5,000 Joint Financial Management System users in more than 300 posts and missions around the world.

April 6, 2010	Telekomunikacja Polska Group	Three years	Not released
CGI frameworks will be deployed to help TP Group consolidate its current multi application, multi vendor environment to improve overall time to market and total cost of ownership.

May 4, 2010	California Department of Health Care Services	10 years	US$168 million
CGI partners with ACS to deliver enhanced fiscal intermediary administrative services and an advanced Medicaid Management Information System for California’s Department of Health Care Services.

May 18, 2010	Centers for Medicare & Medicaid Services	Five years	US$73.2 million
CGI will continue the modernization, application management, and maintenance efforts on three external websites that provide information to 44 million beneficiaries and millions more healthcare providers and other stakeholders.

June 17, 2010	State of Maine	11 years	Not released
CGI will deliver managed application services for the State’s AMS Advantage® enterprise resource planning system which supports financial management and procurement operations. CGI will host the State’s AMS Advantage ERP system and provide disaster recovery services. CGI will also manage operations of all technical aspects of the system during the term of the contract.

June 29, 2010	Atlantic Lottery Corporation	Seven years	$125 million
CGI will manage Atlantic Lottery’s data center and provide related application support and development.

July 7, 2010	The Beer Store	Seven years	Not released
This new agreement establishes CGI as the infrastructure IT supplier for The Beer Store, and also encompasses infrastructure services for Brewers Distributor Ltd. (BDL), a wholesale distributor of beer and the collector of returnable, refillable and recyclable beer containers within the four Western Canadian Provinces, as well as Northwest Territories and the Yukon.

July 20, 2010	Rexel Group	Six years	$50 million
This new agreement, which will support productivity improvements, establishes CGI as not only one of the preferred IT suppliers for Rexel’s Canadian operations, but also for Rexel’s US operations.

July 29, 2010	Manulife Financial	Until 2013	Not released
Under the contract renewal, CGI will continue to leverage its Halifax delivery center to provide systems development, maintenance and integration services to Manulife Financial.

August 9, 2010	eHealth Ontario	Six years	$46 million
CGI will design, build, implement and manage a province-wide chronic disease management system and portal which will be used initially to better manage diabetes care, a top clinical priority for eHealth Ontario.

August 11, 2010	Plexxus	Five years	$34 million
CGI will support Plexxus in the design, build, implementation and management of on-going IT services including SAP supply chain and finance systems for Plexxus, a not-for-profit organization and its 12 member hospitals.

September 30, 2010	U.S. General Services Administration	Five years	US$46 million
Under the Data.gov Dataset Hosting Services BPA, CGI will provide hosting services for this important government information, as well as, technology tools for dataset analysis, and professional services.

October 5, 2010	Bombardier Aerospace	Five years	US$160 million
CGI will be responsible for delivering various types of IT infrastructure services to Bombardier Aerospace, including end-user device support, service desk, telephony and local area network. CGI is also responsible for Canadian legacy application support. This contract was signed prior to but announced subsequent to our year-end.

CGI group Inc. 2010 Annual report	13

Foreign Exchange
The Company operates globally and is exposed to changes in foreign currency rates. We report all dollar amounts in Canadian dollars. Accordingly, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as prescribed by GAAP.
We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars for the following periods:

				Change	Change
	2010	2009	2008	2010/2009	2009/2008

U.S. dollar	1.0298	1.0722	1.0599	-4.0%	1.2%
Euro	1.4006	1.5686	1.4923	-10.7%	5.1%
Indian rupee	0.0231	0.0223	0.0228	3.6%	-2.2%
British pound	1.6198	1.7158	1.8868	-5.6%	-9.1%

We used the average foreign exchange rates below to value our revenues, expenses, and bookings:

				Change	Change
	2010	2009	2008	2010/2009	2009/2008

U.S. dollar	1.0407	1.1804	1.0093	-11.8%	17.0%
Euro	1.4116	1.5944	1.5176	-11.5%	5.1%
Indian rupee	0.0226	0.0242	0.0246	-6.6%	-1.6%
British pound	1.6227	1.8235	1.9877	-11.0%	-8.3%

Revenue Distribution
The following charts provide additional information regarding our revenue mix for the year:

By Contract Types		By Geography		By Vertical Market
Management of IT and business functions (outsourcing)	61%			Government and healthcare	37%
				Financial services	33%
IT services	50%	Canada	56%	Telecommunications and utilities	15%
Business process services	11%	U.S.	38%	Retail and distribution	10%
Systems integration and consulting	39%	Europe	6%	Manufacturing	5%
Client Concentration
Canadian GAAP guidance on Segment Disclosures defines a single customer as a group of entities that are known to the reporting enterprise to be under common control and considers the federal government, the provincial or territorial government, the local government, or a foreign government each to be a single customer. With the recent acquisition of Stanley, our work for the U.S. federal government and its various agencies has increased and collectively represented 13.7% of revenue for fiscal 2010 as compared to 10.3% in fiscal 2009, and 9.7% in fiscal 2008.

CGI group Inc. 2010 Annual report	14

Revenue Variation and Revenue by Segment
The following table provides a summary of our revenue growth, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between the 2010 and 2009 periods. The 2009 and 2008 revenue by segment is recorded reflecting the actual foreign exchange rates for that year. The foreign exchange impact is calculated by assuming a constant exchange rate of foreign currencies between the respective fiscal years.

For the years ended September 30				Change	Change
(in ‘000 of dollars except for percentage)	2010	2009	2008	2010/2009	2009/2008

Total CGI Revenue	3,732,117	3,825,161	3,705,863	-2.4%	3.2%

Variation prior to foreign currency impact	3.4%	-1.9%	5.3%
Foreign currency impact	-5.8%	5.1%	-3.3%

Variation over previous period	-2.4%	3.2%	2.0%

Canada
Revenue prior to foreign currency impact	2,121,123	2,179,659	2,335,566	-2.7%	-7.0%
Foreign currency impact	(8,711)

Canada revenue	2,112,412	2,179,659	2,335,566	-3.1%	-6.7%

U.S.
Revenue prior to foreign currency impact	1,588,746	1,361,787	1,086,513	16.7%	8.5%
Foreign currency impact	(188,347)

U.S. revenue	1,400,399	1,361,787	1,086,513	2.8%	25.3%

Europe
Revenue prior to foreign currency impact	245,522	283,715	283,784	-13.5%	0.4%
Foreign currency impact	(26,216)

Europe revenue	219,306	283,715	283,784	-22.7%	0.0%

The economic challenges of fiscal 2009 continued into the first quarter of fiscal 2010; by the second quarter, our results were showing modest signs of recovery in North America while our Europe segment continued to feel its effects. We ended fiscal 2010 with revenue of $3,732.1 million, a decrease of $93.0 million or 2.4% over fiscal 2009. On a constant currency basis, our revenue grew by 3.4% while fluctuations in foreign exchange rates unfavourably impacted our revenue by $223.3 million or 5.8%. Our results also incorporate revenue from Stanley subsequent to August 17, 2010. On a constant currency basis, our government & healthcare vertical market grew the most over the year at 12% followed by our financial services vertical at 5%.
For fiscal 2009, revenue was $3,825.2 million, an increase of $119.3 million or 3.2% compared to fiscal 2008. On a constant currency basis, revenue decreased by 1.9% year-over-year. This decrease was more than offset by the net favourable impact of foreign currency exchange rate fluctuations in the amount of $189.3 million or 5.1%, mainly due to the strengthening of the U.S. dollar. On a constant currency basis, the government & healthcare and financial services verticals increased by 8% and 7% over fiscal 2008, respectively. Decreases occurred in our telecommunications and utilities vertical as well as in our manufacturing vertical, representing declines of 29% and 6% respectively.
CANADA
Revenue in Canada reached $2,112.4 million in fiscal 2010, a decrease of $67.2 million or 3.1% over fiscal 2009. On a constant currency basis, revenue decreased by $58.5 million or 2.7%. The decline was felt predominantly in the manufacturing and retail & distribution vertical markets where clients curtailed the volume of their IT projects.
For the year ended September 30, 2009, revenue from our Canada operating segment was $2,179.7 million, representing a decrease of $155.9 million or 6.7% over fiscal 2008. Of this decrease, approximately $92.0 million related to the non-renewal of a low margin contract, while the remainder related to various other clients having chosen to defer IT project spending or alternatively, have opted to have their services delivered through our offshore capabilities. We saw the continued demand for our long-term outsourcing and managed services since our broad portfolio of services have assisted our clients in remaining competitive through challenging times and allowed them to focus on their core business.
U.S.
U.S. revenue was $1,400.4 million in fiscal 2010, an increase of $38.6 million or 2.8% over fiscal 2009. On a constant currency basis, revenue in this segment rose by $227.0 million or 16.7%. Part of this growth is from a combination of new contracts won in the current year and the contracts that came on stream in the latter part of the prior year. These contracts were mostly in the financial services and government & healthcare vertical markets. The increase is also partially attributed to the revenue growth generated by the acquisition of Stanley, reflecting approximately six weeks of operations.
For the year ended September 30, 2009, our U.S revenue was $1,361.8 million, an increase of $275.3 million or 25.3% when compared to fiscal 2008. The favourable impact of foreign currency fluctuations accounted for $183.5 million. On a constant currency basis, revenue increased by $91.8 million or 8.5% over the last year. The value proposition of our suite of solutions continued to be well received by our clients across our targeted vertical markets with particular interest to those in financial services and government & healthcare. Similar to our Canadian segment, we saw cautious behaviour from certain U.S. clients as

CGI group Inc. 2010 Annual report	15

they either deferred the start-up of new projects or re-prioritized discretionary IT spending. Decreases from such clients were completely offset by growth with existing government contracts and new contracts from both financial services and government & healthcare clients.
EUROPE
Revenue in Europe reached $219.3 million in fiscal 2010 compared to $283.7 million in fiscal 2009, a decrease of $64.4 million or 22.7%. On a constant currency basis, foreign exchange negatively impacted revenue by $26.2 million which is due mostly to the devaluation of the euro. Before foreign currency impacts, revenue decreased by $38.2 million or 13.5%, reflecting the economic situation in this region where many of our clients took precautionary steps to conserve capital and therefore, decreased their spending on IT projects, similar to what we saw in 2009. Our clients in this segment are predominantly in the financial services and telecommunications & utilities vertical markets, which are also the two hardest hit by the economic recession.
For the year ended September 30, 2009, revenue from our Europe operating segment was $283.7 million and was essentially flat when compared to fiscal 2008. On a constant currency basis, there was an increase of $1.3 million or 0.4% year-over-year. Globally, the impacts of economic conditions have caused our European clients to defer discretionary projects, as clients prioritized investing in initiatives that would drive short-term margin and cash flow benefits. The constant currency growth came primarily from certain clients in the financial services vertical, largely offset by client initiated slow-downs of certain contracts in Australia, mainly in the government & healthcare and telecommunications & utilities vertical markets.
OPERATING EXPENSES

For years ended September 30		% of		% of		% of
(in ‘000 of dollars except for percentage)	2010	Revenue	2009	Revenue	2008	Revenue

Costs of services, selling and administrative	3,025,823	81.1%	3,170,406	82.9%	3,110,760	83.9%

Foreign exchange (gain) loss	(916)	0.0%	(1,747)	0.0%	1,445	0.0%

Total amortization	195,308	5.2%	195,761	5.1%	163,172	4.4%
Capital assets	72,067	1.9%	61,412	1.6%	43,455	1.2%
Contract costs related to transition costs	30,396	0.8%	22,377	0.6%	17,925	0.5%
Other intangible assets	92,845	2.5%	100,829	2.6%	101,792	2.7%
Impairment of other intangible assets	—	0.0%	11,143	0.3%	—	0.0%
Costs of Services, Selling and Administrative
When compared to fiscal 2009, costs of services, selling and administrative expenses decreased by $144.6 million. The decrease came mostly from $189.3 million of favourable foreign currency fluctuations, partially offsetting the $223.3 million of unfavourable exchange rate fluctuations noted in our revenue section. In terms of a percentage of revenue, our costs of services, selling and administrative expenses improved from 82.9% to 81.1%. The decrease is due to the numerous initiatives taken in the past two years to improve our gross margin. In 2010, we incurred approximately $26.4 million on severances and the elimination of excess real estate; compared to 2009 where $44.9 million was incurred. The $26.4 million excludes the charges from integrating the operations of Stanley. Our selling and administrative expenses as a percentage of revenue decreased slightly from the prior year by 0.2%. Our costs of services are primarily driven by expenses associated with our human resources which can vary due to profit sharing amounts and compensation adjustments in the period.
In 2009, we proactively managed our cost structure in response to prevailing economic conditions. When comparing fiscal 2009 to 2008, costs of services, selling and administrative expenses as a percentage of revenue decreased to 82.9% from 83.9%, primarily due to improvements in gross margin driven by past and current restructuring and productivity initiatives, while our selling and administrative expenses as a percentage of revenue rose slightly by 0.3%. During the year, approximately $44.9 million was incurred, relating primarily to severances to realign our workforce, as well as to rationalize excess real estate in our operations. Year-over-year, the fluctuation of foreign currency exchange rates have resulted in our costs of services, selling and administrative expenses to increase by $169.4 million. This impact has been offset by the $189.3 million exchange rate related benefits noted in our revenue section.
Foreign Exchange (Gain) Loss
This line item includes the realized and unrealized foreign exchange impact on our earnings. The Company, in addition to its natural hedge, has a strategy in place to manage its exposure, to the extent possible, to exchange rate fluctuations through the effective use of financial instruments.
Amortization
Total amortization for fiscal 2010 decreased by $0.5 million compared to fiscal 2009. In fiscal 2010, amortization was favourably impacted by foreign exchange fluctuations for $8.2 million. When comparing fiscal 2009 to fiscal 2008, total amortization increased by $32.6 million, including an unfavourable effect of foreign exchange on amortization for $7.5 million.
The amortization of capital assets increased by $10.7 million in fiscal 2010. The majority of the increase related to the full year’s impact of equipment purchased last year to support our new contracts and to improve our data centre infrastructure. This was partially offset by the decrease in amortization of leasehold improvements which resulted from accelerated amortization taken on excess space last year and workspace densification efforts over the past couple of years decreasing the need for leased space and improvements.
For year ended September 30, 2009, the increase in amortization expense for capital assets over 2008 is mainly due to additions of computer equipment made over the last year to support our clients and to improve our data centre infrastructure. In addition, we have relocated some of our offices and consequently have entered into more favourable lease agreements over the previous year. Leasehold improvements amortization has increased due to the investment in new additions as well as the accelerated amortization taken on excess space.

CGI group Inc. 2010 Annual report	16

For the fiscal year 2010, the amortization of contract costs increased by $8.0 million. This reflects the amortization associated on contract costs incurred for the modification of current contracts as well as the start-up of new, large contracts signed over the prior quarters. When comparing the amortization of contract costs in 2009 to 2008, amortization increased by $4.5 million due to the full year’s impact of new contracts signed during 2009 or near the end of 2008.
Amortization of intangible assets decreased in fiscal 2010 when compared to fiscal 2009. This is mainly attributable to the impairment charge taken in the last quarter of fiscal 2009 pertaining to certain finance-related business solutions in our U.S. operations, with no similar charge recorded in 2010. In addition, over the last couple of years, we have expanded the utilization of our offshore resources to reduce our investment cost in business solutions. This, along with certain client relationships being fully amortized, has also contributed favourably to the reduction in amortization expenses. Our results incorporate incremental amortization of $3.6 million mainly pertaining to client relationships associated with the acquisition of Stanley. The fiscal 2009 amortization expense of other intangible assets is comparable to 2008, reflecting the normal amortization process of internal software, business solutions, and client relationships.
In the last quarter of fiscal 2009, the Company recorded an impairment charge in the amount of $11.1 million which related predominantly to enhancements made to certain finance-related business solutions in our U.S. operations determined to have no future benefit due to the changing economic conditions. No impairment charges were recorded in fiscal 2010 or 2008.
ADJUSTED EBIT BY SEGMENT

For the years ended September 30				Change	Change
(in ‘000 of dollars except for percentage)	2010	2009	2008	2010/2009	2009/2008

Canada	375,998	320,702	332,827	17.2%	-3.6%
As a percentage of Canada revenue	17.8%	14.7%	14.3%
U.S.	192,305	171,965	129,401	11.8%	32.9%
As a percentage of U.S. revenue	13.7%	12.6%	11.9%
Europe	89	18,639	24,692	-99.5%	-24.5%
As a percentage of Europe revenue	0.0%	6.6%	8.7%
Corporate	(56,490)	(50,565)	(56,434)	11.7%	-10.4%
As a percentage of revenue	-1.5%	-1.3%	-1.5%

Adjusted EBIT	511,902	460,741	430,486	11.1%	7.0%

Adjusted EBIT margin	13.7%	12.0%	11.6%

CANADA
Adjusted EBIT in Canada increased by $55.3 million or 17.2% over fiscal 2009. As a percentage of revenue, the margin also increased from 14.7% to 17.8%. The increase in margin for Canada is due predominantly to improvements within our data centre operations and other improvements to gross margin due to prior year’s initiatives. Severances and other restructuring costs taken this year were $13.5 million as compared to $35.0 million in the prior year.
In fiscal 2009, adjusted EBIT was $320.7 million, a decrease of $12.1 million or 3.6% when compared with fiscal 2008, while as a percentage of revenue, our margin improved from 14.3% to 14.7%. The year-over-year dollar decrease was primarily driven by the impact of our clients’ decision to defer or delay certain projects as well as the impact of the time it takes to bring the newly signed outsourcing contracts on-stream. The decision of our clients to defer the start-up of projects not only caused a reduction in our revenue but also resulted in the incurrence of labour costs that did not get recovered as some of our members were unassigned. As noted above, during the year, we incurred approximately $35.0 million for severances and the rationalization of some excess real estate to help align our cost structure against planned revenues. We also continued to invest in automation and other initiatives to help lower our unit costs, especially in our data centres and centres of excellence.
U.S.
U.S. adjusted EBIT increased by $20.3 million or 11.8% when compared to fiscal 2009. On a constant currency basis, the adjusted EBIT would have grown by $43.9 million or 25.5%. The results for Stanley since August 17th were incorporated. As a percentage of revenue, our margin increased from 12.6% to 13.7%. We continue to improve our margins in this segment through increased productivity in both our domestic operations and our Indian Centre of Excellence.
Adjusted EBIT for our U.S. operating segment for fiscal 2009 was $172.0 million, an increase of $42.6 million or 32.9% when compared to fiscal 2008. On a constant currency basis, adjusted EBIT increased by $24.9 million or 19.2%. The dollar increase was mainly attributable to growth from our business solutions primarily in the government & healthcare and financial services vertical markets. In addition, we improved utilization rates allowing us to improve our margins. As a percentage of revenue, our margin increased from 11.9% to 12.6%, through the continued benefit from improved productivity and profitability initiatives, leveraging our global delivery model while minimizing non-billable time.
EUROPE
Our Europe adjusted EBIT decreased $18.6 million or 99.5% compared to fiscal 2009. As a percentage of revenue, our margin decreased from 6.6% in 2009 to 0.0% in 2010. The decline in margin is primarily due to the reduction in revenue outlined earlier contributing to excess capacity across all regions of the segment. However, in certain geographies, we were limited by regulations from restructuring the operations as quickly or as significantly as we would have preferred. Severances and other related charges were taken in the amount of $6.6 million in an effort to return this segment back to historical profitable levels.
Adjusted EBIT for our Europe operating segment was $18.6 million for the year ended September 30, 2009, a decrease of $6.1 million or 24.5% compared to fiscal year 2008. As a percentage of revenue, our margin decreased from 8.7% to 6.6%. The decrease in margin in the Europe operating segment is primarily a

CGI group Inc. 2010 Annual report	17

reflection of the client-initiated slow-downs of certain contracts in Australia and certain clients in the telecommunications vertical market, combined with the impact of restructuring costs of approximately $2.3 million incurred in the fourth quarter to proactively manage our cost structure.
Corporate

For the years ended September 30				Change	Change
(in ‘000 of dollars except for percentage)	2010	2009	2008	2010/2009	2009/2008

Corporate adjusted EBIT	(56,490)	(50,565)	(56,434)	(5,925)	5,869
As a percentage of revenue	-1.5%	-1.3%	-1.5%
Foreign exchange (gain) loss	(916)	(1,747)	1,445	831	(3,192)

Corporate adjusted EBIT excluding foreign exchange (gain) loss	(57,406)	(52,312)	(54,989)	(5,094)	2,677

As a percentage of revenue	-1.5%	-1.4%	-1.5%

Corporate expenses were $5.9 million higher in fiscal 2010 compared to fiscal 2009, and rose from 1.3% to 1.5% of revenue. Included in corporate expenses are the impacts of realized and unrealized foreign exchange gains which were $0.9 million in the current year. Removing these impacts for 2010 and the $1.7 million foreign exchange gain for 2009, corporate expenses would have been 1.5% and 1.4% of revenue respectively.
In fiscal 2009, corporate expenses represented 1.3% of revenue, a decrease from 1.5% compared with fiscal 2008. The decrease is the result of our continued efforts to proactively manage our corporate expenses to align to our revenues. Included in corporate expenses are the impacts of realized and unrealized foreign exchange gains and losses; when these impacts are excluded, corporate expenses would have been 1.4% and 1.5% of revenue for fiscal 2009 and 2008, respectively.
As a result of our decentralized and highly accountable business model, we evaluate services provided to our business units and if necessary, will rationalize and integrate them into our operations.
EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES
The following table provides, for the periods indicated, a reconciliation between our adjusted EBIT and earnings from continuing operations before income taxes, which is reported in accordance with Canadian GAAP.

For the years ended September 30		% of		% of		% of
(in ‘000 of dollars except for percentage)	2010	Revenue	2009	Revenue	2008	Revenue

Adjusted EBIT	511,902	13.7%	460,741	12.0%	430,486	11.6%
Acquisition-related and integration costs	20,883	0.6%	—	0.0%	—	0.0%
Interest on long-term debt	17,123	0.5%	18,960	0.5%	27,284	0.7%
Interest income	(2,419)	-0.1%	(2,908)	-0.1%	(5,570)	-0.2%
Other (income) expenses	(952)	0.0%	3,569	0.1%	3,341	0.1%
Gain on sale of capital assets	(469)	0.0%	—	0.0%	—	0.0%

Earnings from continuing operations before income taxes	477,736	12.8%	441,120	11.5%	405,431	10.9%

Acquisition-related and Integration Costs
The $20.9 million in expenses for fiscal 2010 pertained to the acquisition of Stanley. The expenses included professional fees associated with the transaction as well as costs to integrate the operations and to realize synergies.
Interest on Long-Term Debt
The year-over-year decrease in interest expense is mainly due to the impact on our credit facilities of the favourable variation in interest rates, and of debt repayments made over the last fiscal years. This was partially offset by incremental interest expense associated with higher volumes of capital leases, and to a lesser extent, the debt used to finance the recent acquisition of Stanley.
Interest Income
Interest income includes interest and other investment income (net of interest expenses) related to cash balances, short-term investments, and tax assessments.
Other (Income) Expenses
Other (income) expenses reflects changes in the fair value of certain investments related to a deferred compensation arrangement we manage as a trustee on behalf of certain U.S. employees. For fiscal 2010, there was a favourable change of $1.4 million in these investments versus a $0.8 million unfavourable change in value in fiscal 2009. Any change in value related to the deferred compensation arrangement is totally offset in the compensation expense under costs of services, selling and administrative, thus not impacting our profitability. In fiscal 2009, we also had interest charges of $2.8 million associated with the settlement of audits related to tax credits.

CGI group Inc. 2010 Annual report	18

Income Taxes
Income tax expense for fiscal 2010 and 2009 were $115.0 million and $125.2 million, respectively. Our effective income tax rates for fiscal years 2010 and 2009 were 24.1% and 28.4%, respectively. Included in the fiscal 2010 amount are favourable adjustments mainly from the final determinations and expirations of limitation periods in the amount of $38.0 million, partly offset by $3.6 million related to the non-deductible transaction costs incurred on the acquisition of Stanley. This is compared to the $15.9 million of favourable adjustments in fiscal 2009. Excluding these impacts, our effective income tax rate would have been 31.2% and 32.0% in 2010 and 2009 respectively.
Income tax expense was $125.2 million for the year ended September 30, 2009, compared to $106.3 million in fiscal 2008, representing an $18.9 million increase, while our effective income tax rate also increased from 26.2% to 28.4% year-over-year. During fiscal 2009, the Company settled tax liabilities related to prior years in CGI’s favour in the amount of $15.9 million. In fiscal 2008, similar circumstances yielded a reversal of $20.3 million of income tax provisions along with $6.3 million coming from the revaluation of our tax assets and liabilities due to newly enacted tax rates in Canada. Without these impacts, the effective tax rate for 2009 and 2008 would have been 32.0% and 32.8%, respectively.
We continue to expect our effective tax rate before any significant adjustments to be in the range of 30.0% to 32.5% in subsequent periods.
NET EARNINGS
The following table sets out the information supporting the earnings per share calculation:

For the years ended September 30				Change	Change
(in ‘000 of dollars unless otherwise indicated)	2010	2009	2008	2010/2009	2009/2008

Earnings from continuing operations	362,766	315,897	299,134	14.8%	5.6%
Margin	9.7%	8.3%	8.1%
Earnings (loss) from discontinued operations, net of income taxes	—	1,308	(5,134)	-100.0%	-125.5%

Net earnings	362,766	317,205	294,000	14.4%	7.9%
Margin	9.7%	8.3%	7.9%

Weighted average number of shares
Class A subordinate shares and Class B shares (basic)	284,826,257	306,853,077	317,604,899	-7.2%	-3.4%
Class A subordinate shares and Class B shares (diluted)	292,919,950	310,345,241	322,804,287	-5.6%	-3.9%

Earnings per share (in dollars)[1]
Basic EPS from continuing operations	1.27	1.03	0.94	23.3%	9.6%
Diluted EPS from continuing operations	1.24	1.02	0.92	21.6%	10.9%
Basic EPS	1.27	1.03	0.92	23.3%	12.0%
Diluted EPS	1.24	1.02	0.90	21.6%	13.3%

1	EPS amounts are attributable to shareholders of CGI. Quarterly EPS amounts may not add up to the annual amount due to rounding.
Our fiscal 2010 earnings from continuing operations increased by $46.9 million or 14.8% compared to fiscal 2009. The majority of the increase was due to the year-over-year improvement in our adjusted EBIT. This improvement was partially offset by $20.9 million of acquisition-related and integration costs in 2010. Removing the impacts of the tax adjustments outlined earlier and the incremental costs associated with the acquisition and integration of Stanley, our earnings from continuing operations would have been $342.0 million for the current year and $300.0 million for the prior year, representing a margin of 9.2% as compared to 7.8% respectively. Our diluted earnings per share from continuing operations would have been $1.17 compared to $0.97 for the same period last year, representing a year-over-year growth of 20.6%.
For the year ended September 30, 2009, earnings from continuing operations increased by $16.8 million or 5.6% when compared to 2008, mainly due to the increased profitability in the U.S. segment and lower corporate and interest expenses. Much of this increase was offset by the decline in adjusted EBIT in the Canada and Europe segments, along with lower income tax benefits compared to 2008. Without the income tax benefits described in the section above, our margin would have been 7.8% and 7.4% in fiscal 2009 and 2008, respectively.
The loss from discontinued operations was mainly due to the Company’s disposition of the net assets of our claims adjusting and risk management services business in July 2008.
CGI’s basic and diluted weighted average number of shares for the fiscal year 2010 was down versus the prior year due to the repurchase of shares on the open market as part of the Normal Course Issuer Bid, partly offset by the issuance of Class A subordinate shares upon the exercise of stock options. During this year, 35.6 million shares were repurchased and 6.0 million options were exercised.

CGI group Inc. 2010 Annual report	19

Non-Controlling Interest
The non-controlling interest in our statement of earnings represents the percentage of ownership of Conseillers en informatique d’affaires (“CIA”) held by minority shareholders and stood at 32.4% at September 30, 2010 and 34.2% at the end of fiscal 2009.
Liquidity
CGI’s growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of long-term debt, and the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.
As at September 30, 2010, cash and cash equivalents were $127.8 million. The following table provides a summary of the generation and utilization of cash for the years ended September 30, 2010, 2009 and 2008.

For the years ended September 30				Change	Change
(in ‘000 of dollars)	2010	2009	2008	2010/2009	2009/2008

Cash provided by continuing operating activities	552,367	630,244	355,670	(77,877)	274,574
Cash used in continuing investing activities	(1,024,914)	(127,585)	(93,579)	(897,329)	(34,006)
Cash provided by (used in) continuing financing activities	267,311	(198,227)	(300,166)	465,538	101,939
Effect of foreign exchange rate changes on cash and cash equivalents from continuing operations	(10,367)	(11,300)	398	933	(11,698)

Net (decrease) increase in cash and cash equivalents from continuing operations	(215,603)	293,132	(37,677)	(508,735)	330,809

CASH PROVIDED BY CONTINUING OPERATING ACTIVITIES
Cash provided by continuing operating activities was $552.4 million or 14.8% of revenue for fiscal 2010. This is compared with $630.2 million or 16.5% of revenue in the prior year. The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations. Last year, the cash flow from operations reflected the benefit of our initiatives to reduce our DSO. The reduction of 11 days from 50 days to 39 days generated a non-recurring $113.2 million year-over-year improvement. Our cash flow from operations would have increased by approximately $35.3 million over that generated last year when the benefit of the DSO improvement is removed. This improvement was primarily driven by the increase in our earnings for the year.
Cash provided by continuing operating activities was $630.2 million or 16.5% of revenue for fiscal 2009. This is compared with $355.7 million or 9.6% of revenue in 2008. The year-over-year increase of $274.6 million resulted mainly from the net change in working capital items, primarily driven by improved collections of client receivables and the timing of client pre-payments, as evidenced by the reduction of our DSO by 11 days; and to a lesser extent, by improved profitability.
CASH USED IN CONTINUING INVESTING ACTIVITIES
Cash used in continuing investing activities increased by $897.3 million in fiscal 2010 compared to fiscal 2009, which was almost entirely due to the acquisition of Stanley. Cash consideration for Stanley was $899.6 million, net of the cash acquired.
Short-term investments, comprised of term deposits, have original maturities over three months, but not more than one year, at the date of purchase. The Company purchased $12.9 million of short-term investments in the current year but made no such investments in the previous years.
Cash used for the purchase of capital assets amounted to $47.7 million during the year, a decrease of $21.5 million from prior year’s investment level of $69.2 million. The decrease was due to a higher investment in equipment in 2009 for infrastructure upgrades to our data centres. Also, as part of our restructuring efforts in 2009, less office space was needed and as a result, fewer investments were made on leasehold improvements.
Investments in intangible assets amounted to $69.7 million, an increase of $7.4 million from last year. The increase is partially due to new transition costs capitalized on contracts signed with new and existing clients, and additional software license costs capitalized in response to new contracts for our services.
The investments made during 2009 were primarily related to the expansion of our centres of excellence in Canada, the U.S., and India, to further the first two pillars of our growth strategy. For fiscal 2009, a total of $127.6 million was invested, an increase of $34.0 million compared with the $93.6 million invested in 2008. The increase is due to the lower amount of proceeds received from the sale of assets and businesses. In fiscal 2008, we received $29.2 million as net proceeds pertaining to the divestiture of our Canadian claims adjusting and risk management services business. In fiscal 2009, the Company received $5.0 million in net proceeds from the disposal of assets of discontinued operations.
Cash used for the purchase of capital assets amounted to $69.2 million during 2009 and increased by $8.2 million compared to 2008. The increase came mainly from our continued investment in computers and equipment supporting our growth and infrastructure upgrades to our data centres.
The investments in intangible assets were $62.4 million, an increase of $1.5 million when compared to the $60.9 million invested in fiscal 2008. This increase was primarily due to new transition costs capitalized on contracts signed with new and existing clients, partly offset by lower investments in our business solutions and software licenses as we look to reduce our costs through the expanded utilization of our offshore resources.

CGI group Inc. 2010 Annual report	20

CASH USED IN CONTINUING FINANCING ACTIVITIES
In fiscal 2010, continuing financing activities provided $267.3 million compared to $198.2 million consumed in fiscal 2009. The large increase in cash provided is due to the drawing on our credit facilities for the acquisition of Stanley.
The Company drew US$100.0 million from its credit facilities to create a hedge in the second quarter of 2010 to protect our U.S. dollar denominated cash balances from fluctuations in the exchange rate. In the last quarter of 2010, we drew another US$800.0 million from our credit facilities to fund the acquisition of Stanley. In fiscal 2009 and 2008, we drew $144.7 million and $90.3 million from our credit facilities, respectively.
We also repaid portions of our long-term debt and credit facilities in the amount of $207.9 million this year, as compared to $275.3 million in the prior year. Our repayment of long-term debt and credit facilities in fiscal 2008 was $206.7 million.
We used $516.7 million in the current year to purchase 35.6 million CGI shares under the current and previous NCIB. In fiscal 2009 and 2008, we used less funds as 9.5 million and 19.9 million CGI shares were bought back, respectively, at a lower average share price.
We also received $53.0 million from the exercise of stock options in 2010 compared to $16.1 million and $32.4 million in 2009 and 2008, respectively. The increase in cash received is due to the increasing CGI share price in fiscal 2010 prompting more stock option holders to exercise some of their vested options.
In the second quarter of 2009, there was also a positive cash impact of $18.3 million resulting from the settlement of our cash flow hedges associated with the payment of the first tranche of our Senior U.S. unsecured notes. No principal payments were due on these notes during fiscal 2010 or 2008.
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS
For the years ended September 30, 2010 and 2009, we had $10.4 and $11.3 million decrease in cash coming from the effect of foreign exchange rate changes on cash and cash equivalents, respectively. These amounts had no effect on net earnings as they were recorded in other comprehensive income.
Contractual Obligations
We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements in the aggregate amount of $2,189.8 million. At the end of fiscal 2010, total contractual obligations increased by $896.8 million, primarily due to drawing funds from our credit facilities to acquire Stanley.

Payments due by period
		Less than	2nd and	4th and	Years	After
Commitment type (in ‘000s of dollars)	Total	1 year	3rd years	5th years	6 to 10	10 years

Long-term debt	1,096,171	95,169	973,386	26,225	1,391	—
Capital lease obligations	57,705	19,408	27,764	9,038	1,495	—
Operating leases
Rental of office space[1]	870,035	113,573	197,650	172,064	310,542	76,206
Computer equipment	39,544	17,505	21,472	567	—	—
Automobiles	8,255	3,925	4,087	243	—	—
CIA purchase obligation	10,363	10,363	—	—	—	—
Long-term service agreements	107,721	54,237	46,374	6,482	628	—
Total contractual obligations	2,189,794	314,180	1,270,733	214,619	314,056	76,206

1	Included in these obligations are $16.8 million of office space leases from past acquisitions.
In addition, following changes to the shareholders’ agreement of CIA which occurred in the third quarter of fiscal 2007, CGI committed to purchase the remaining 39.3% of shares of CIA by October 1, 2011. As of September 30, 2010, 32.4% of the shares of CIA remain to be purchased. If CGI had purchased the remainder of CIA’s outstanding shares on September 30, 2010, the consideration would have been approximately $10.4 million.

CGI group Inc. 2010 Annual report	21

Capital Resources

		Available at	Outstanding at
	Total	September 30,	September 30,
(in thousands of dollars)	commitment	2010	2010

	$	$	$
Cash and cash equivalents	—	127,824	—
Short-term investments	—	13,196	—
Unsecured committed revolving facilities[1]	1,500,000	519,931	980,069	[2]
Lines of credit and other facilities[1]	25,000	25,000	—

Total	1,525,000	685,951	980,069	[2]

1	Excluding any existing credit facility under non-majority owned entities.

2	Consists of drawn portion of $964.2 million and Letters of Credit for $15.8 million.
Our cash position and bank lines are sufficient to support our growth strategy. At September 30, 2010, cash and cash equivalents and short-term investments were $141.0 million. The amount available under our credit facilities was $519.9 million and $25.0 million is available under another demand line of credit. The long-term debt agreements contain covenants which require us to maintain certain financial ratios. At September 30, 2010, CGI was in compliance with these covenants.
Cash equivalents typically include money market funds and term deposits as well as bankers’ acceptances and bearer deposit notes issued by major banks, all with an initial maturity of less than three months.
Total long-term debt increased by $870.7 million to $1,153.9 million at September 30, 2010, compared with $283.1 million at September 30, 2009. The variation resulted primarily from two drawings: the drawing of US$100 million against our credit facilities for hedging purposes to protect our cash balances from the fluctuations of foreign currencies against the Canadian dollar, and the drawing of $US800 million for the acquisition of Stanley.
Financial Instruments and Hedges
The Company uses various financial instruments to manage its exposure to fluctuations of foreign currency exchange rates. The Company does not hold or use any derivative instruments for trading purposes. Foreign exchange translation gains or losses on the net investments in self-sustaining foreign subsidiaries are recorded under other comprehensive loss. Any realized or unrealized gains or losses on instruments covering the U.S. denominated debt are also recognized in the other comprehensive loss.
The Company has the following outstanding hedging instruments:
HEDGES ON NET INVESTMENTS IN SELF-SUSTAINING FOREIGN SUBSIDIARIES
–	US$920.0 million debt designated as the hedging instrument to the Company’s net investment in U.S. subsidiaries;

–	€12.0 million debt designated as the hedging instrument to the Company’s net investment in European subsidiaries.
CASH FLOW HEDGES ON FUTURE REVENUE
–	US$130.4 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar;

–	US$44.8 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee;

–	$89.0 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee.
CASH FLOW HEDGES ON SENIOR U.S. UNSECURED NOTES
–	US$107.0 million foreign currency forward contracts.
The effective portion of the change in fair value of the derivative instruments is recognized in other comprehensive income and the ineffective portion, if any, in the consolidated statement of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into earnings as an adjustment to revenue when the hedged revenue is recognized. The assessment of effectiveness is based on forward rates utilizing the hypothetical derivative method. During the year ended September 30, 2010, there was no ineffectiveness recorded in the consolidated statement of earnings.
The Company expects that approximately $11.1 million of the accumulated net unrealized gains on derivative financial instruments designated as cash flow hedges at September 30, 2010 will be reclassified in net income in the next 12 months.

CGI group Inc. 2010 Annual report	22

Selected Measures of Liquidity and Capital Resources

As at September 30	2010	2009	2008

Net debt to capitalization ratio	30.6%	n/a	14.0%
Return on equity	16.4%	14.2%	15.6%
Return on invested capital	16.3%	14.0%	14.0%
Days sales outstanding	47	39	50
The Company uses the net debt to capitalization ratio as an indication of its financial leverage in order to pursue any large outsourcing contracts, expand global delivery centres, or make acquisitions. At September 30, 2010, the Company had a net debt to capitalization ratio of 30.6%. The main cause for the sharp increase in this ratio is the Stanley acquisition, where we drew $US800.0 million against our credit facilities to fund this acquisition.
Return on equity is a measure of the return we are generating for our shareholders. At the end of fiscal 2010, ROE stood at 16.4% compared to 14.2% at the end of the prior year. The increase is due to the stronger net earnings margin and the repurchase of CGI shares under the NCIB.
Return on invested capital was 16.3%, which increased from 14.0%. Our efforts over the last 12 to 18 months to rationalize our cost structure and improve productivity have increased our net earnings causing this measurement to increase. The favourable tax adjustments in fiscal 2010 also helped boost our earnings and in turn, increase ROIC.
DSO increased to 47 days from 39 days last year. In calculating the DSO, we subtract the deferred revenue balance from trade accounts receivable and work in progress; for that reason, the timing of payments received from outsourcing clients in advance of the work to be performed can affect the DSO fluctuations. Our DSO increased this quarter due to the addition of the Stanley acquisition as its main clientele is government entities as well as having only six weeks of their operations in our fourth quarter’s revenue. We will continue to proactively focus on the collection of our receivables and to ensure that services rendered are billed on a timely basis. We continue to work to achieve our DSO target of 45 days.
Off-Balance Sheet Financing and Guarantees
We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the criteria for capitalization. From time to time, we also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures, guarantees and U.S. Government contracts.
In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While many of the agreements specify a maximum potential exposure totaling approximately $14.6 million, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.
We are also engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether our operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.
In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at September 30, 2010, we had committed for a total of $128.2 million for these types of bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.
In addition, we provided a guarantee of $5.9 million on the residual value of leased equipment, accounted for as an operating lease, at the expiration of the lease term.
Capability to Deliver Results
Sufficient capital resources and liquidity are required for supporting ongoing business operations to execute our build and buy growth strategy. The Company has sufficient capital resources coming from the cash generated from operations, credit facilities, long-term debt agreements and invested capital from shareholders. Use of these funds has been primarily aimed at accretive acquisitions; procuring new large outsourcing and managed services contracts; buying back CGI shares and investing in our business solutions. Funds were also used to expand our global delivery network as more and more of our clients demand lower cost alternatives. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in fiscal 2011.

CGI group Inc. 2010 Annual report	23

Strong and experienced leadership is essential to successfully implement our corporate strategy. CGI has a strong leadership team with members who are highly knowledgeable and have gained a significant amount of experience within the IT industry via various career paths and leadership roles. CGI fosters leadership development to ensure a continuous flow of knowledge and strength is maintained throughout the organization. As part of our succession planning in key positions, we established the Leadership Institute, our own corporate university, to develop leadership, technical and managerial skills inspired by CGI’s roots and traditions.
As a company built on human capital, our professionals and their knowledge are key to delivering quality service to our clients. Our human resources program provides competitive compensation and benefits, a favourable working environment, and our training and career development programs combine to allow us to attract and retain the best talent. Employee satisfaction is monitored regularly through a company-wide survey and issues are addressed immediately. Excluding the employees who recently joined CGI from Stanley, approximately 87% of our employees, whom we refer to as members, are also owners of CGI through our Share Purchase Plan. This along with the Profit Participation Program allows members to share in the success of the Company and aligns member objectives with our strategic goals.
In addition to our capital resources and the talent of our human capital, CGI has established a Management Foundation encompassing governance policies, sophisticated management frameworks and an organizational model for its business unit and corporate processes. This foundation, along with our appropriate internal systems, help in providing for a consistent high standard of quality service to our clients. CGI’s offices maintain appropriate certifications in accordance with service requirements such as the ISO and Capability Maturity Model Integration quality programs.
Related Party Transactions
In the normal course of business, CGI is party to contracts with Innovapost Inc. (“Innovapost”), a joint venture, pursuant to which CGI is its preferred IT supplier. The Company exercises joint control over Innovapost’s operating, financing and investing activities through its 49% ownership interest. The value of the transactions between the Company and Innovapost, and resulting balances, which were measured at commercial rates, are presented below:

As at and for the years ended September 30
(in ‘000 of dollars)	2010	2009	2008

Revenue	81,760	108,139	124,461
Accounts receivable	681	10,542	12,050
Work in progress	1,076	5,937	5,939
Contract costs	6,210	8,706	11,206
Deferred revenue	1,012	3,351	2,715
Joint Venture: Supplementary Information
The Company’s proportionate share of its joint venture investee’s operations included in the consolidated financial statements is as follows:

As at and for the years ended September 30
(in ‘000 of dollars)	2010	2009	2008

Revenue	91,015	101,964	87,887
Net earnings	11,418	13,412	10,506
Current assets	38,148	37,608	36,543
Non-current assets	2,992	2,998	1,333
Current liabilities	15,609	14,721	15,040
Non-current liabilities	933	445	518
Fourth Quarter Results
In the fourth quarter of fiscal 2010, our priority was to successfully close the acquisition of Stanley. As discussed earlier, Stanley has been integrated with the majority of the annualized synergies realized on a run-rate basis. The Company also remained focused on its business development activities to grow our sales funnel and increase our bookings.

CGI group Inc. 2010 Annual report	24

REVENUE VARIATION AND REVENUE BY SEGMENT
The following table provides a summary of our revenue growth, in total and by segment, separately showing the impacts of foreign currency variations between 2010 and 2009. The 2009 revenue by segment is recorded reflecting the actual foreign exchange rates for that year. The foreign exchange impact is calculated by assuming a constant exchange rate of foreign currencies between the respective periods.

For the three months ended September 30
(in ‘000 of dollars except for percentage)	2010	2009	Change

Total CGI Revenue	1,007,056	926,051	8.7%

Variation prior to foreign currency impact	13.8%	-1.4%
Foreign currency impact	-5.1%	1.1%

Variation over previous period	8.7%	-0.3%

Canada
Revenue prior to foreign currency impact	508,903	527,363	-3.5%
Foreign currency impact	(1,135)

Canada revenue	507,768	527,363	-3.7%

U.S
Revenue prior to foreign currency impact	482,680	334,868	44.1%
Foreign currency impact	(37,438)

U.S. revenue	445,242	334,868	33.0%

Europe
Revenue prior to foreign currency impact	62,238	63,820	-2.5%
Foreign currency impact	(8,192)

Europe revenue	54,046	63,820	-15.3%

For the fourth quarter of 2010, revenue increased by $81.0 million or 8.7%. This is due predominantly to the acquisition of Stanley as its results have been consolidated in our U.S. segment since August 17th. Assuming a constant exchange rate between the Canadian dollar and the currencies of our foreign operations, our revenue grew by 13.8% as the devaluation of the Euro and the weakened U.S. dollar had an unfavourable effect on our revenue, causing a 5.1% decrease. On a constant currency basis, the largest growth in our vertical markets was from government & healthcare and financial services.
CANADA
Revenue in Canada decreased by $19.6 million or 3.7% in the fourth quarter ended September 30, 2010. While we have seen modest growth across many of the vertical markets, Canada was impacted this quarter by lower work volumes within our retail and distribution and financial services verticals. We continue to see improvements in our bookings as evidenced by a 117% book-to-bill ratio over the last 12 months.
U.S.
Revenue in the U.S. grew by $110.4 million or 33.0% for the three months ended September 30, 2010. Assuming a constant exchange rate between the Canadian and U.S. dollar, revenue would have grown $147.8 million or 44.1%. The increase is driven by the inclusion of approximately six weeks of Stanley’s revenue and the recent contract wins in the federal government civilian space.
EUROPE
Revenue in Europe decreased by $9.8 million or 15.3% from the same quarter of the prior year. Assuming a constant exchange rate between the Canadian dollar and the foreign currencies in Europe, revenue decreased by $1.6 million or 2.5%. In response to the economic challenges in Europe, many of our clients in this segment who had previously cut their spending in various initiatives including IT projects, continued to do so this quarter, but we expect these clients to return to investing in IT once the European economy regains momentum.

CGI group Inc. 2010 Annual report	25

ADJUSTED EBIT BY SEGMENT

For the three months ended September 30
(in ‘000 of dollars except for percentage)	2010	2009	Change

Canada	93,887	98,729	-4.9%
As a percentage of Canada revenue	18.5%	18.7%
U.S.	56,612	36,825	53.7%
As a percentage of U.S. revenue	12.7%	11.0%
Europe	1,028	2,267	-54.7%
As a percentage of Europe revenue	1.9%	3.6%
Corporate	(11,726)	(11,693)	0.3%
As a percentage of revenue	-1.2%	-1.3%

Adjusted EBIT	139,801	126,128	10.8%

Adjusted EBIT margin	13.9%	13.6%

CANADA
Adjusted EBIT in Canada decreased by $4.8 million or 4.9% when compared with the fourth quarter of 2009. The margin also decreased from 18.7% to 18.5%. The decrease is primarily due to the impact of lower revenue as identified earlier. Despite this slight decrease year-over-year, our adjusted EBIT as a percentage of revenue improved significantly for the fiscal year.
U.S.
Adjusted EBIT in our U.S. operating segment increased by $19.8 million or 53.7% over the same quarter last year. As a percentage of revenue, this segment’s profitability was 12.7%, up from 11.0% a year ago. The increase is mainly due to three factors; first, our U.S. operations, excluding Stanley, improved its profitability through recent contract wins and gross margin improvement mainly as a result of increased member utilization; second, a $10.3 million impairment was taken last year predominantly for enhancements developed on certain finance-related business solutions. No such impairment was taken this year. Lastly, our adjusted EBIT incorporated the results of Stanley since August 17th.
EUROPE
Adjusted EBIT decreased by $1.2 million when compared to the fourth quarter of 2009, while our margin decreased from 3.6% to 1.9%. The decrease is a result of the economic downturn in Europe, which caused our clients to conserve capital and cut their IT projects. This in turn caused our margins to decline as our members remained unassigned and costs were not recovered. Furthermore, our ability to quickly respond to changing market conditions within certain jurisdictions were limited by local laws and practices thus constraining the speed at which we could take corrective action. Severances of $0.9 million were incurred in the current quarter. Initiatives that were introduced earlier are already yielding positive results in some regions of Europe.
CORPORATE
Corporate expenses were relatively consistent with last year, representing 1.2% of revenue, compared with 1.3% of revenue in the prior year. Excluding the foreign exchange gains, corporate expenses as a percentage of revenue would have fallen from 1.5% to 1.2% in the fourth quarter of 2010 and 2009, respectively. We continue to implement initiatives to strengthen the Company’s competitive position by cost containment and improved efficiencies through ongoing investments in toolsets and process improvements.

CGI group Inc. 2010 Annual report	26

NET EARNINGS

For the three months ended September 30
(in ‘000 of dollars unless otherwise indicated)	2010	2009	Change

Adjusted EBIT	139,801	126,128	10.8%
Acquisition-related and integration costs	16,655	—	N/A
Interest on long-term debt	5,206	3,497	48.9%
Interest income	(649)	(1,125)	-42.3%
Other (income) expenses	(1,432)	1,397	-202.5%
Gain on sale of capital assets	(73)	—	N/A

Earnings from continuing operations before income taxes	120,094	122,359	-1.9%

Income tax expense	36,018	39,719	-9.3%
Earnings from continuing operations	84,076	82,640	1.7%
Margin	8.3%	8.9%

Net earnings	84,076	82,640	1.7%
Margin	8.3%	8.9%

Weighted average number of shares
Class A subordinate shares and Class B shares (basic)	274,524,411	302,739,070	-9.3%
Class A subordinate shares and Class B shares (diluted)	281,951,998	307,221,737	-8.2%

Earnings per share (in dollars)[1]
Basic EPS from continuing operations	0.31	0.27	14.8%
Diluted EPS from continuing operations	0.30	0.27	11.1%
Basic EPS	0.31	0.27	14.8%
Diluted EPS	0.30	0.27	11.1%

1	EPS amounts are attributable to shareholders of CGI.
Income tax expense for the quarters ended September 30, 2010 and 2009 was $36.0 million and $39.7 million, respectively. Our effective income tax rate for the fourth quarter of 2010 and 2009 were 30.0% and 32.5%, respectively. Included in income tax expense this quarter were favourable adjustments mainly from the final determinations and expirations of limitation periods in the amount of $2.5 million, partly offset by $2.3 million related to the non-deductible transaction costs incurred in relation to the acquisition of Stanley. There were no such adjustments in the fourth quarter of fiscal 2009. Excluding these impacts, our effective income tax rate would have been 30.2%.
Our earnings from continuing operations in the current quarter of fiscal 2010 increased by $1.4 million or 1.7% compared to the same period in fiscal 2009. Removing the impacts of the tax adjustments outlined earlier and the incremental costs associated with the acquisition and integration of Stanley, our earnings from continuing operations would have been $94.5 million for the current year and $82.6 million for the prior year, representing a margin of 9.4% and 8.9% respectively. Our diluted earnings per share from continuing operations would have been $0.34 compared to $0.27 for the same period last year, representing a year-over-year growth of 25.9%.
During the fourth quarter of fiscal 2010, we repurchased 8,118,700 of our Class A subordinate shares for $123.4 million at an average price of $15.20 under our Normal Course Issuer Bid.

CGI group Inc. 2010 Annual report	27

SUMMARY OF QUARTERLY RESULTS

As at and for the three months ended	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,
(in thousands of dollars unless otherwise noted)	2010	2010	2010	2009	2009	2009	2009	2008

Growth
Backlog (in millions of dollars)	13,320	11,358	11,420	11,410	10,893	11,772	12,019	11,400
Bookings (in millions of dollars)	1,083	838	1,131	1,591	549	1,059	1,676	775
Book-to-bill ratio	108%	93%	124%	174%	59%	111%	177%	78%
Revenue	1,007,056	901,614	910,441	913,006	926,051	950,419	948,319	1,000,372
Year-over-year growth	8.7%	-5.1%	-4.0%	-8.7%	-0.3%	0.0%	1.9%	11.7%
Constant currency growth	13.8%	0.7%	3.5%	-3.7%	-1.4%	-4.5%	-5.6%	4.3%

Profitability
Adjusted EBIT	139,801	128,702	123,963	119,436	126,128	113,135	107,250	114,228
Adjusted EBIT margin	13.9%	14.3%	13.6%	13.1%	13.6%	11.9%	11.3%	11.4%
Earnings from continuing operations	84,076	85,880	81,591	111,219	82,640	76,678	76,590	79,989
Earnings from continuing operations margin	8.3%	9.5%	9.0%	12.2%	8.9%	8.1%	8.1%	8.0%
Net earnings	84,076	85,880	81,591	111,219	82,640	76,678	77,813	80,074
Net earnings margin	8.3%	9.5%	9.0%	12.2%	8.9%	8.1%	8.2%	8.0%
Basic EPS from continuing operations (in dollars)	0.31	0.30	0.28	0.38	0.27	0.25	0.25	0.26
Diluted EPS from continuing operations (in dollars)	0.30	0.30	0.28	0.37	0.27	0.25	0.25	0.26
Basic EPS (in dollars)	0.31	0.30	0.28	0.38	0.27	0.25	0.25	0.26
Diluted EPS (in dollars)	0.30	0.30	0.28	0.37	0.27	0.25	0.25	0.26

Liquidity
Cash provided by continuing operating activities	158,473	102,750	125,016	166,128	192,450	170,894	187,299	79,601
Days sales outstanding	47	36	35	30	39	41	42	52

Capital structure
Net debt to capitalization ratio	30.6%	0.2%	n/a	n/a	n/a	0.6%	4.0%	9.6%
Return on equity	16.4%	16.1%	15.5%	15.2%	14.2%	14.3%	15.1%	15.4%
Return on invested capital	16.3%	16.9%	16.0%	15.4%	14.0%	13.8%	14.1%	14.1%

Balance sheet
Cash & cash equivalents and short-term investments	141,020	406,475	419,110	346,445	343,427	271,974	186,427	216,034
Total assets	4,607,191	3,813,138	3,872,980	3,785,231	3,899,910	3,988,216	3,938,735	3,985,914
Long-term financial liabilities	1,071,948	324,236	305,409	290,625	302,741	319,647	345,904	436,860
In fiscal 2009, we responded to the tough economic conditions by restructuring our cost base and by continuously pursuing new contract wins, renewals, extensions, and large outsourcing contracts. Our efforts yielded positive results in the latter part of 2009 continuing into fiscal 2010.
In fiscal 2010, despite our Europe segment results, we continue to improve across our key indicators. The fourth quarter results of 2010 incorporate approximately six weeks of Stanley’s operations and the associated acquisition costs. As of September 30, 2010, the integration of the acquired operations of Stanley has been essentially completed.
QUARTERLY VARIANCES
There are factors causing quarterly variances which may not be reflective of the Company’s future performance. First, there is seasonality in SI&C work, and the quarterly performance of these operations is impacted by occurences such as vacations and the number of statutory holidays in any given quarter. Outsourcing contracts including BPS contracts are affected to a lesser extent by seasonality. Second, the workflow from some clients may fluctuate from quarter to quarter based on their business cycle and the seasonality of their own operations. Third, the savings that we generate for a client on a given outsourcing contract may temporarily reduce our revenue stream from this client, as these savings may not be immediately offset by additional work performed for this client.
In general, cash flow from operating activities could vary significantly from quarter to quarter depending on the timing of monthly payments received from large clients, cash requirements associated with large acquisitions and outsourcing contracts, the timing of the reimbursements for various tax credits as well as profit sharing payments to members and the timing of restructuring cost payments.

CGI group Inc. 2010 Annual report	28

Foreign exchange fluctuations also contribute to quarterly variances, and these variances are likely to increase as the percentage of revenue in foreign currencies changes. From a margin perspective, CGI benefits from a natural hedge against currency fluctuations driven mainly by U.S. dollar expenses incurred in Canada, such as licenses, maintenance, insurance and interest expenses.
Summary of Significant Accounting Policies
The audited, consolidated financial statements for the years ended September 30, 2010, 2009, and 2008 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.
Certain comparative figures have been reclassified to conform to the current period’s presentation and have been restated upon the adoption of Section 1602, “Non-Controlling Interests”.
Changes in Accounting Policies
On October 1, 2009, the Company elected to adopt the following Handbook Sections issued by the CICA during the year as they primarily converge with IFRS and U.S. GAAP:
a)	Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”. The Section establishes standards for the accounting for a business combination. It is similar to the corresponding provisions of IFRS 3 (Revised), “Business Combinations” and of U.S. GAAP standard, Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations”. The new Section requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at their acquisition-date fair values including non-controlling interest and contingent consideration. Subsequent changes in fair value of contingent consideration classified as liabilities are recognized in earnings. Acquisition-related and integration costs are also to be expensed as incurred rather than considered as part of the purchase price allocation. In addition, changes in estimates associated with future income tax assets after the measurement period are recognized as income tax expense rather than as a reduction of goodwill, with prospective application to all business combinations regardless of the date of acquisition.
b)	Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These sections are similar to the corresponding provisions of IFRS standard, International Accounting Standards 27 (Revised), “Consolidated and Separate Financial Statements” and of U.S. GAAP standard, ASC Topic 810, “Consolidation”. Section 1602 requires the Company to report non-controlling interests as a separate component of shareholders equity rather than as a liability on the consolidated balance sheets. Transactions between an entity and non-controlling interests are considered as equity transactions. In addition, the attribution of net earnings and comprehensive income between the Company’s shareholders and non-controlling interests is presented separately in the consolidated statements of earnings and comprehensive income rather than reflecting non-controlling interests as a deduction of net earnings and total comprehensive income.
c)	In June 2009, the CICA amended Section 3862 “Financial Instruments — Disclosures” to adopt the amendments proposed by the International Accounting Standards Board (“IASB”) to IFRS 7 “Financial Instruments: Disclosures”. The amendments were made to enhance disclosure requirements about the liquidity risk and fair value measurement of financial instruments. The amendments are effective for annual financial statements relating to fiscal years ending after September 30, 2009, and comparative information is not required in the first year of adoption. The Company adopted these amendments in fiscal 2010. The adoption of these amendments had no impact on the consolidated financial statements. The new disclosures are included in Note 26 of the consolidated financial statements.
Critical Accounting Estimates
The Company’s significant accounting policies are described in Note 2 to the September 30, 2010 audited consolidated financial statements. The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

CGI group Inc. 2010 Annual report	29

An accounting estimate is considered critical if the estimate requires management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could reasonably have been used in the period, or changes in the accounting estimates that are reasonably likely to occur, could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

	Consolidated balance sheets		Consolidated statements of earnings
Costs of
				services, selling and	Amortization/	Income
Areas impacted by estimates			Revenue	administrative	Impairment	taxes

Purchase accounting and goodwill	■				■
Income taxes	■					■
Contingencies and other liabilities	■			■
Accrued integration charges	■			■
Revenue recognition	■	▫	■
Stock-based compensation	■			■
Investment tax credits and government programs	■			■
Impairment of long-lived assets and goodwill	■				■

1	Accounts receivable, work in progress and deferred revenue.
PURCHASE ACCOUNTING AND GOODWILL
The Company accounts for its business combinations using the purchase method of accounting. Under this method, estimates we made to determine the fair values of asset and liabilities acquired, include judgements in our determinations of acquired intangible assets and assessment of the fair value of existing capital assets. Acquired liabilities can include litigation and other contingency reserves existing at the time of the acquisition. The Company allocates the purchase consideration to tangible and intangible assets assumed based on estimated fair values at the date of acquisition with the excess of the purchase price amount being allocated to goodwill.
When establishing fair values, management will make significant estimates and assumptions, especially with respect to intangible assets. Intangible assets acquired and recorded by the Company may include client relationships and contracts, software licenses, trademarks and business solutions. Estimates include but are not limited to the forecasting of future cash flows, future income producing capabilities and discount rates. From time to time, the Company may engage third-party firms to assist us in determining the fair value of assets and liabilities assumed. Management’s estimates of fair values are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. As a result, actual results may differ from estimates impacting our earnings.
INCOME TAXES
The Company measures income tax assets and liabilities, both current and future, according to enacted or substantively enacted income tax legislation that is expected to apply when the asset is realized or the liability settled. The applicable income tax legislation and regulations are subject to the Company’s interpretation. An assessment of the ultimate realization of the future income taxes generated from temporary differences between the book value and the tax value of assets and liabilities as well as tax losses carried forward is performed regularly. The conclusion of whether it is more likely than not that future assets will be realized includes making assessments of expectations of future taxable income. The ultimate amount of future income taxes and income tax provisions could be materially different from those recorded, as it is influenced by future operating results of the Company and its tax interpretations.
CONTINGENCIES AND OTHER LIABILITIES
The Company accrues for costs incurred to restructure and integrate acquired businesses and for other liabilities requiring significant judgment. Contingencies for pending or threatened litigation, guarantees and other possible liabilities involve uncertainty as to possible gain or loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. Resolution of the uncertainty may confirm the reduction of a liability or the occurrence of a liability. The accrued liabilities are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances.
Furthermore, there are various claims and pending actions against the Company arising in the ordinary course of its business as well as inherited from business acquisitions. Certain of these actions seek damages in significant amounts. Among other things, the Company considers the period in which the underlying cause of the claim occurred, the degree of probability of an unfavourable outcome and the ability to make a reasonable estimate of the loss to determine whether a loss accrual or disclosure in the consolidated financial statements is required.
ACCRUED INTEGRATION CHARGES
Accrued integration charges are comprised mostly of provisions related to leases for premises which the Company vacated. The costs of closure of facilities are estimated at the decision date. Key assumptions include the discount rate and the possibility to sublease vacated premises. The discount rate assumption used to calculate the present value of the Company’s projected payments is determined using the interest rate on the unsecured notes of the Company. The possibility to sublease vacated premises is determined using the experience of the Company’s management and the knowledge of the Company’s advisers regarding specific regions and characteristics of premises. In addition, at each reporting date, the Company evaluates the accruals for closed facilities associated with its restructuring programs.

CGI group Inc. 2010 Annual report	30

REVENUE RECOGNITION
The majority of our revenue is recognized based on criteria which do not require us to make significant estimates. However, CGI provides services containing other pricing mechanisms such as fixed-price arrangements under percentage-of-completion and benefits-funded arrangements. The percentage-of-completion method requires estimates of costs and profits over the entire term of the arrangement, including estimates of resources and costs necessary to complete performance. Further, if total costs from a contract are more likely than not to exceed the total revenue from the contract, then a provision for the probable loss is made in the period in which the loss first becomes evident. Revenue from system integration and consulting services under benefits-funded arrangements is recognized only to the extent it can be predicted, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the value on which revenue recognition is based.
Another assessment, related to a contract which involves the provision of multiple-service elements, is to determine whether the total estimated contract revenue that is allocated to each element is based on the relative fair value or vendor specific objective evidence of each element. Revenue is then recognized for each element as for single-element contracts.
Management regularly reviews arrangement profitability and the underlying estimates. Estimates of total revenue at the start of the contract may differ materially from actual revenue generated due to volume variations, changes in technology and other factors which may not be foreseen at inception.
STOCK-BASED COMPENSATION
CGI accounts for its stock option plan in accordance with section 3870, “Stock-based Compensation and Other Stock-based Payments” of the CICA Handbook. Pursuant to the recommendations of this section, CGI has elected to value the options granted as part of its share-based payment transactions using the Black-Scholes valuation model. The variables in the model include, but are not limited to: the expected stock price volatility over the term of the awards, expected forfeitures, the expected life of the options and the risk-free interest rate. Different assumptions and changes in circumstances could create material differences in our results of operations.
INVESTMENT TAX CREDITS AND GOVERNMENT PROGRAMS
The Company receives refundable tax credits on salaries and tax credits on research and software development costs, which meet the criteria of investment tax credits and government programs. The Company is subject to annual audits to verify the amount for which it is entitled and whether it operates eligible activities under the terms of various government tax credit programs. Assessments of the proportion of eligible expenses and of the acceptability rate by these different governments are performed periodically.
IMPAIRMENT OF LONG-LIVED ASSETS AND GOODWILL
The Company tests the recoverability of long-lived assets, such as intangibles and capital assets, at the end of each year in the case of business solutions or when events or changes in circumstances exist that the carrying amount may not be recoverable. For business solutions, software licenses and client relationships, estimates and assumptions include determining the appropriate period over which to amortize the capitalized costs based on the estimated useful lives and estimating the related future cash flows, and assessing these against the unamortized balances. For internal-use software and capital assets, the appropriate amortization period is based on estimates of the Company’s ability to utilize these assets on an ongoing basis. To assess the recoverability of capitalized software costs, the Company must estimate future revenue, costs and future cash inflows and outflows. With respect to the recoverability assessment of contract costs, the undiscounted estimated cash flows are projected over its remaining life and compared to the contract costs carrying amount. Changes in the estimates and assumptions used in long-lived assets impairment testing will not impact the cash flows generated by the Company’s operations.
Goodwill is assessed for potential impairment at the reporting unit level, at least annually or when events or changes in circumstances exist such that the carrying amount may not be recoverable. Such an assessment requires a comparison of the fair value of the reporting unit to its carrying value. Our three operating segments are our reporting units. The estimate of fair value of a reporting unit is based on a discounted cash flows analysis using management approved key assumptions such as future cash flows, growth projections, terminal values, discount rates and industry data. Any change in the estimates used could have a material impact on the calculation of fair value and the resulting impairment charge. Significant changes in the estimates and assumptions used in goodwill impairment testing will not impact cash flows generated from our operations.
Future Accounting Changes
EIC 175
In December 2009, the CICA issued Emerging Issue Committee Abstract (“EIC”) 175, “Revenue Arrangements with Multiple Deliverables”, an amendment to EIC 142, “Revenue Arrangements with Multiple Deliverables”. EIC 175 provides guidance on certain aspects of the accounting for arrangements under which the Company will perform multiple revenue-generating activities. Under the new guidance, when vendor specific objective evidence (“VSOE”) or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. EIC 175 also includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. EIC 175 is effective prospectively, with retrospective adoption permitted, for revenue arrangements entered into or materially modified in fiscal years beginning on or after January 1, 2011. Early adoption is also permitted. Effective October 1, 2010, the Company will early adopt this new EIC, on a prospective basis. The effects on future periods will depend on the nature and significance of the future customer contracts subject to this EIC.

CGI group Inc. 2010 Annual report	31

INTERNATIONAL FINANCIAL REPORTING STANDARDS
In February 2008, the Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards would be required for Canadian publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. Accordingly, our first quarter under the IFRS reporting standards will be for the three-month period ending December 31, 2011. Financial reporting under IFRS differs from current GAAP in a number of respects, some of which are significant. IFRS on the date of adoption may also differ from current IFRS due to new standards that are expected to be issued before the changeover date.
We describe below our IFRS changeover plan, key deliverables and their status, and the significant known impacts on our financial reporting. This is provided to allow readers to obtain a better understanding of our IFRS changeover plan and the resulting possible effects on our financial statements and operating performance measures. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations. We will continue to monitor and adjust for any movements in the standards made to ensure the reader is kept abreast of such developments.
In preparation for the conversion to IFRS, the Company has developed an IFRS changeover plan consisting of four phases: 1) diagnostic, 2) detailed impact assessment, 3) design and 4) implementation. We have completed the diagnostic phase which involved a high-level review of the differences between current GAAP and IFRS, as well as a review of the alternatives available on adoption. These differences were prioritized along with our initial assessment of impacts on our financial statements, business processes and/or IT systems in order to determine the scope of the project.
The second phase of our plan started in February 2009 and was completed in July 2010. This phase encompassed a detailed impact assessment addressing differences between Canadian GAAP and IFRS. Deliverables from this phase included documentation of the rationale supporting initial accounting policy choices, new disclosure requirements, authoritative literature supporting these choices and the quantification of any impacts. As the implications of the transition and conversion were identified, the impacts on the other key elements of our conversion plan were also assessed. These key elements included: information technology changes, education and training requirements, impacts on business activities, and lastly any changes to ensure the integrity of internal control over financial reporting and disclosure controls and procedures.
The remaining two phases, design and implementation, are being conducted jointly up until the changeover date. The deliverables include: i) the adjusting or redesigning of appropriate systems and business processes; ii) the updating and development of any accounting policies, disclosure controls and procedures, and internal controls over financial reporting; as well as iii) the preparation of our opening balance sheet and the parallel run of our comparative year financial statements with Canadian GAAP. Education and training will continue especially in those areas that will have the most significant impact on our operations. In addition, the working team will continue to monitor the development of any new accounting standards and their impact on the choices and exemptions made by the Company to date. Working jointly with our external auditors, we will also be conducting an assurance engagement addressing our opening financial position upon conversion.
We have a dedicated project manager, a detailed project plan and a progress reporting mechanism in place to support and communicate the evolution of the changeover plan. In addition to the working team, we have established an IFRS Steering Committee responsible for monitoring the progress and approving recommendations from the working team. The working team meets weekly, while the Steering Committee meets monthly, and quarterly updates are provided to the Audit and Risk Management Committee.
In order to establish IFRS financial reporting expertise at all levels, our Company has established a training plan. Beyond the technical training for the key finance working team, we have been delivering training to other finance and operational personnel throughout the current phase. Our strategy has been to gather and retain the expertise “in-house” as much as possible supplementing with external resources as necessary. On a quarterly basis, our Audit and Risk Management Committee members also gather the necessary knowledge through training topics at each meeting. We will provide our Board of Directors with a briefing in November 2010.
The Company has completed its assessment of the following standards which are outlined below. Please note that the information to follow is a high level summary only of the impacts. In addition, at this time, we cannot reliably quantify the impact that the future adoption of IFRS will have on our financial statements and operating performance measures. Such information will be provided as we move towards the changeover date.
IFRS 1 requires that first-time adopters select accounting policies that are in compliance with each IFRS effective at the end of the Company’s first IFRS reporting period and apply those policies to all periods presented in their first IFRS financial statements. The general requirement of IFRS 1 is full retrospective application of all accounting standards; however, certain exceptions and exemptions are available. We are currently completing the assessment of these exceptions and exemptions and information will be provided as we move towards the changeover date.
PROPERTY PLANT AND EQUIPMENT
We have assessed IFRS against our current GAAP and at this time we do not see a major impact to our financial statements outside of additional disclosure. We do not expect any modifications to the groupings of our major assets. Management will continue to use historical cost as its measurement basis and in addition, indicators of impairment will be assessed at transition date and annually thereafter if there are triggering events.

CGI group Inc. 2010 Annual report	32

LEASES
We do not see a material impact to our financial statements outside of enhanced disclosure. Unlike GAAP today, when classifying capital leases (or “finance leases”) under IFRS, more judgement is applied due to the lack of quantitative thresholds. IFRS includes additional qualitative indicators that assist in determining lease classification. After our review during the detailed assessment phase, we concluded that we had no classification issues. In addition, the Company is signing fewer operating leases under current GAAP. When quantifying the value of a finance lease, IFRS requires the use of the interest rate implicit in the lease. This differs from current GAAP in that the rate to use is the lower of the incremental borrowing rate and the implicit rate. Any adjustment to our opening balance sheet on transition is expected to be immaterial. An IFRS exposure draft on leases was issued in August 2010, which if adopted, would result in all leases being recognized on the balance sheet.
FINANCIAL INSTRUMENTS
We do not foresee any material impact in terms of accounting and disclosure. There are certain differences between current GAAP and IFRS standards relating to the definitions and the classification criteria for financial assets and liabilities, but these slight differences do not impact our current classification under current GAAP. Designated hedging relationships qualifying for hedge accounting under current GAAP are also qualifying under IFRS; however, the hedging documentation has been adjusted at the transition date in order to comply with the IFRS requirements upon transition.
CONSOLIDATION
We do not expect any material impact to our financial statements. Uniform accounting policies and reporting periods are applied throughout the Company under current GAAP. Under IFRS, minority interest is initially recognised at fair value as opposed to carrying value under current GAAP. However, it should not lead to material differences as we just have one non-controlling interest. The impact will be quantified in the current phase. As noted above, we elected for the early adoption of Sections 1601 and 1602 of the CICA Handbook which are similar to the corresponding provisions of IFRS standard, International Accounting Standards (“IAS”) 27 (Revised).
FOREIGN EXCHANGE
We do not foresee any material differences to our financial statements. Functional currencies have been reassessed for each entity of CGI and translation concepts have been reviewed with no adjustments expected. IFRS 1 allows a first-time adopter on its day of transition to record its foreign currency translation adjustment (“CTA”) from all its foreign operations to retained earnings and reset the CTA balance to nil. At this time, we have elected to exercise this option.
PROVISIONS
IFRS requires a provision to be recognized when it is probable (more likely than not) that an outflow of resources will be required to settle the obligation. We are expecting some impact in terms of the discount rate to be used to measure long-term liabilities, but it is not expected to be material to the Company. The Company will need to enhance its disclosure of provisions based on its assessment of classes. Even if the thresholds for the recognition and measurement criteria have been lowered under IFRS, we are not expecting to have a material impact in our financial statements.
BUSINESS COMBINATIONS
We elected for the early adoption of Section 1582 of the CICA Handbook on October 1, 2009. This standard is similar to the corresponding provisions of IFRS 3 (Revised). The Company can choose not to apply IFRS 3 (Revised) retrospectively at the date of changeover or else apply it at an earlier date of its choosing. CGI has decided to apply IFRS 3 (Revised) as of the date of transition and therefore, no impact is expected.
INTANGIBLES
IAS 38 is similar to CICA Handbook Section 3064 which was adopted by the Company during fiscal 2009. There is one difference pertaining to internal labour capitalization rates that is currently being assessed, which may require the Company to increase its value of intangibles upon conversion to IFRS. At this stage, its value is not expected to be material to the Company.
IMPAIRMENTS
Impairments of assets other than for goodwill and indefinite-life intangibles are addressed under IAS 36 and may have an impact to the Company. As opposed to current GAAP, impairments are conducted in one step using discount rates that are asset specific. In addition, when profiling future cash flows of an asset, there are certain limitations in what can be included. With the more restrictive guidance under IFRS, there is a higher probability of asset impairment. However, there are also provisions under IFRS for the subsequent reversal of these impairment charges if circumstances change such that the previously determined impairment is reduced or eliminated.
EMPLOYEE BENEFITS
CGI maintains a post-employment benefits plan to cover certain former retired employees associated with a business previously divested by the Company. Upon conversion to IFRS, the Company will account for any actuarial gains or losses directly in equity. This amount is expected to be immaterial. Also, due to the immateriality of this plan, we do not expect any significant changes to our disclosure. Under IFRS, termination benefits are recognized when the entity is committed, without realistic possibility of withdrawal, which generally requires a detailed plan and formal communication.
SHARE-BASED PAYMENTS
With respect to compensation costs for stock options, IFRS requires the use of the graded vesting method for grants with vesting periods greater than one year. Currently, CGI accounts for the costs under the straight-line method for Canadian GAAP but reconciles to the graded vesting method for US GAAP purposes. CGI will need to retroactively apply IFRS to any unvested grant options on transition. As with other sections, we will also expand our disclosure to meet IFRS standards.

CGI group Inc. 2010 Annual report	33

INCOME TAXES
With respect to income taxes under IAS 12, deferred tax assets or liabilities cannot be recognized on acquisition of net assets that are not business combinations. Upon conversion, CGI will adjust its accounts accordingly and the impact will not have a significant effect on its balance sheet. Processes and procedures will need to be amended to address the additional disclosure requirements under IFRS, especially as it pertains to the continuity schedule for deferred tax assets and liabilities.
GOVERNMENT GRANTS
No accounting impact is expected under IFRS for government grants as IAS 20 permits the same accounting treatment as current GAAP. In addition, the Company will not have any additional disclosure requirements.
BORROWING COSTS
IAS 23 requires the Company to capitalize borrowing costs on certain qualifying assets. CGI is evaluating this impact focusing on any assets that will take more than one year to build or develop. Amounts capitalized will be amortized over the estimated useful life of the corresponding asset, similar to current GAAP. At this time, upon IFRS conversion, we are not expecting to have a material impact to our financial statements at the transition date.
PRESENTATION
The presentation section is addressed through many International Accounting Standards most of which do not have significant differences from current GAAP. Certainly as outlined in all sections, there will be additional disclosure required in the notes to the financial statements. In certain cases, there will be a shift of information between the notes and the face of the financial statements. Under IFRS, it will mandatory for CGI to present a separate Statement of Equity whereas the Statement of Retained Earnings will be discontinued.
With respect to our reportable segment disclosure under IFRS 8, we do not see any differences from our current presentation.
JOINT VENTURES
Currently under IAS 31, companies are allowed to account for any joint venture interest under either the proportionate consolidation or equity method. CGI currently accounts for its investment in Innovapost under the proportionate consolidation method and will not change upon conversion to IFRS. There is an exposure draft which proposes to only allow for interests under the equity method, however, we are not expecting the new standard to be effective before CGI’s changeover date.
REVENUE RECOGNITION
The revenue recognition area under IAS 11 and IAS 18 is generic in nature and is not as specific as many standards in use today. Over the past few months, the Company has been reviewing guidance from the standard setting authorities as well as accounting firms’ interpretations in order to develop its proposed treatment based on current IFRS standards. The following provides a high level summary of the impacts upon conversion to IFRS using standards in place today. In all cases, the impact on our opening balance sheet is under evaluation.
Under IFRS, if an arrangement involves the provision of separately identifiable components, the total arrangement value is allocated to each component based on their fair value. This stand-alone selling price method will maximize the use of observable inputs but also permits the use of estimation methods such as third party evidence and best estimate of selling price. The residual method will no longer be an appropriate method. Current GAAP, such as arrangements accounted in accordance with Accounting Standards Codification (“ASC”) 985-605 Software and ASC 605-25 Multiple Elements Arrangement requires the allocation of the consideration to each deliverable based on their relative fair value (i.e., VSOE or third party evidence in the case of multiple elements arrangements accounted under ASC 605-25) or the residual method when there is VSOE for all undelivered elements. On transition, any deferred revenue created because VSOE could not be supported or any difference in the allocation method will be reversed to retained earnings.
Currently, under ASC 985-605, software arrangements for the sale of software license with other services (i.e., customization or installation) are bundled as a single deliverable for revenue recognition when the services are essential to the functionality of the software license. Under IFRS, the standard permits the recognition of the software license separately from the other services if it meets the criteria of a separately identifiable component, and if the customer obtains control of the license.
Under IFRS, revenue from arrangements with extended payment terms could be recognized when the services are rendered and it is probable that the economic benefits associated with the transition will flow to the entity. Under current GAAP, the criteria are more restrictive and often revenue needs to be recognized on a cash basis. Fair value of revenue under IFRS will consider the time value of money, and therefore, the revenue will consist of a portion of interest and the fair value of the services or goods.
Under IFRS, an implicit financing transaction exists when the timing of payments differs from the delivery of goods and the rendering of services. In these cases, the Company will consider the effects of the time value of money on the total transaction amount for the financing portion of the arrangement.
Current GAAP requires revenue for long-term contracts under fixed-fee arrangements such as outsourcing and BPS arrangements to be recognized on a straight-line basis over the term of the arrangement, unless there is a better measure of performance or delivery. Under IFRS, revenue for those types of arrangement will be recognized as services are provided to the client, and therefore recognized based on contractual prices within an acceptable threshold based on demonstrated fair values. During the design phase, the working team will establish the appropriate procedures and policies.
Currently, under GAAP, revenue is limited to the amount not contingent. Under IFRS, revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the entity.

CGI group Inc. 2010 Annual report	34

Recently, a joint exposure draft was issued by the International Accounting Standards Board and Financial Accounting Standards Board on revenue recognition and is open for comment until the fall of 2010. It is not expected to be the standard when CGI reports its first financial statements under IFRS; however, the working team is currently reviewing this document in relation to decisions recently made in this area.
INFORMATION TECHNOLOGY AND DATA SYSTEMS
To date, the Company did not identify any material system impact as we convert to IFRS. Development and testing of a dual-recordkeeping process is complete and dual-recordkeeping will commence with our first quarter of fiscal 2011.
INTERNAL CONTROLS OVER FINANCIAL REPORTING
The Company has concluded that internal controls applicable to our reporting processes under current GAAP are fundamentally the same as those required in our IFRS reporting environment. During fiscal 2011, special attention will be given to the effectiveness of controls during our transition year.
DISCLOSURE CONTROLS AND PROCEDURES
During the current phase, the Company will be designing appropriate procedures and controls to ensure additional information can be gathered and reported upon. As communicated earlier, our financial statement note disclosures will be expanded. The working team is also producing a draft of our first set of interim financial statements under IFRS.
Documentation will be amended in all areas including accounting policies, hedging documentation, and processes will be developed for the production and communication of asset or liability specific discount rates for all stakeholders.
BUSINESS PROCESSES
Over the past few months, training has been targeted to operations especially as it pertains to revenue recognition, provisions and asset impairments. In addition, we continue to provide guidance to those involved in client contracts to ensure they are aware of potential impacts once we convert to IFRS.
We are currently assessing the implications of IFRS to our debt covenants but do not expect any impacts that would cause debt covenants to be breached.
During the current phase, processes will be developed to prepare budgets and strategic plans under IFRS for fiscal 2012. In addition, we will be assessing impacts on the Company’s incentive programs.
Risks and Uncertainties
While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.
RISKS RELATED TO THE MARKET
Economic risk — The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients may cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Since there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.
RISKS RELATED TO OUR INDUSTRY
The competition for contracts — CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing, sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.
The length of the sales cycle for major outsourcing contracts — As outsourcing deals become larger and more complex, the Company is experiencing longer selling cycles lasting between 12 and 24 months. The lengthening sales cycle could affect our ability to meet annual growth targets.
The availability and retention of qualified IT professionals — There is strong demand for qualified individuals in the IT industry. Therefore, it is important that we remain able to successfully attract and retain highly qualified staff. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training, expertise and suitable government security clearances required to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. This might result in lost revenue or increased costs, thereby putting pressure on our earnings.

CGI group Inc. 2010 Annual report	35

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends — The rapid pace of change in all aspects of information technology and the continually declining costs of acquiring and maintaining information technology infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services. The market for the services and solutions we offer is extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected. This may result in pressure on our revenue, profit margin and resulting cash flows from operations.
Infringing on the intellectual property rights of others — Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.
Benchmarking provisions within certain contracts — Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in an appropriate peer comparison group. The uniqueness of the client environment is factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services.
Protecting our intellectual property rights — Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. CGI’s business solutions will generally benefit from available copyright protection and, in some cases, patent protection. Although CGI takes reasonable steps to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights can be substantial and, in certain cases, may prove to be uneconomic. In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.
RISKS RELATED TO OUR BUSINESS
Business mix variations — The proportion of revenue that we generate from shorter-term systems integration and consulting (“SI&C”) projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.
The financial and operational risks inherent in worldwide operations — We manage operations in numerous countries around the world. The scope of our operations makes us subject to currency fluctuations; the burden of complying with a wide variety of national and local laws; differences in and uncertainties arising from local business culture and practices; multiple and sometimes conflicting laws and regulations, including tax laws; changes to tax laws including the availability of tax credits and other incentives that may adversely impact the cost of the services we provide; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of these losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability including the threats of terrorism and pandemic illnesses. We have a hedging strategy in place to mitigate foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. Any or all of these risks could impact our global business operations and cause our profitability to decline.
Credit risk with respect to accounts receivable — In order to sustain our cash flows and net earnings from operations, we must collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients for our services correctly in a timely manner, our collections could suffer resulting in a direct and adverse impact to our revenue, net earnings and cash flows. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.
Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions — Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ information technology needs are served by another service provider or are provided by the successor company’s own personnel. Growth in a client’s information technology needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects. There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.
Early termination risk — If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of the said agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.

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Cost estimation risks — In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (“CPMF”), a process framework which helps ensure that all contracts are managed according to the same high standards throughout the organization. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfil our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have an adverse impact on our expected profit margins.
Risks related to teaming agreements and subcontracts — We derive substantial revenues from contracts where we enter into teaming agreements with other providers. In some teaming agreements we are the prime contractor whereas in others we act as a subcontractor. In both cases, we rely on our relationships with other providers to generate business and we expect to do so in the foreseeable future. Where we act as prime contractor, if we fail to maintain our relationships with other providers, we may have difficulty attracting suitable participants in our teaming agreements. Similarly, where we act as subcontractor, if our relationships are impaired, other providers might reduce the work they award to us, award that work to our competitors, or choose to offer the services directly to the client in order to compete with our business. In either case, our business, prospects, financial condition and operating results could be harmed.
Our partners’ ability to deliver on their commitments — Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfil our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which may have an unfavourable impact on our profitability.
Guarantees risk — In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.
Risk related to human resources utilization rates — In order to maintain our profit margin, it is important that we maintain the appropriate availability of professional resources by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage professional training programs and attrition rates among our personnel appropriately. To the extent that we fail to do so, our utilization rates may be reduced, thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.
Client concentration risk — We derive a substantial portion of our revenue from the services we provide to the U.S. federal government and its agencies, and we expect that this will continue for the foreseeable future. In the event that a major U.S. federal government agency were to limit, reduce, or eliminate the business it awards to us, we might be unable to recover the lost revenue with work from other agencies or other clients, and our business, prospects, financial condition and operating results could be materially and adversely affected.
Government business risk — Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation and/or actions affecting companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Our client base in the government economic sector is very diversified with contracts from many different departments and agencies in the U.S. and Canada; however, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.
Regulatory risk — Our business with the US federal government and its agencies requires that we comply with complex laws and regulations relating to government contracts. These laws relate to the integrity of the procurement process, impose disclosure requirements, and address national security concerns, among others matters. For instance, we are routinely subject to audits by U.S. government agencies with respect to compliance with these rules. If we fail to comply with these requirements we may incur penalties and sanctions, including contract termination, suspension of payments, suspension or debarment from doing business with the federal government, and fines.
Legal claims made against our work — We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.

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Information and infrastructure risks — Our business often requires that our clients’ applications and information, which may include their proprietary information, be processed and stored on our networks and systems, and in data centres that we manage. Digital information and equipment is subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result thereof or upon an equipment or system malfunction. Failures can arise from human error in the course of normal operations, maintenance and upgrading activities, or from hacking, vandalism (including denial of service attacks and computer viruses), theft and unauthorized access by third parties, as well as from power outages or surges, floods, fires, natural disasters or from any other causes. The measures that we take to protect information and software, including both physical and logical controls on access to premises and information and backup systems may prove in some circumstances to be inadequate to prevent the loss, theft or destruction of client information or service interruptions. Such events may expose the Company to financial loss or damages.
Risk of harm to our reputation — CGI’s reputation as a capable and trustworthy service provider and long term business partner is key to our ability to compete effectively in the market for information technology services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and profit.
Risks associated with acquisitions — A significant part of our growth strategy is dependent on our ability to continue making large acquisitions to increase our critical mass in selected geographic areas, as well as niche acquisitions to increase the breadth and depth of our service offerings. The successful execution of our strategy requires that we identify suitable acquisition targets and that we correctly evaluate their potential as transactions that will meet our financial and operational objectives. There can be no assurance that we will be able to identify suitable acquisition candidates and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.
Risks associated with the integration of new operations — The successful integration of new operations that arise from our acquisitions strategy or from large outsourcing contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing the uniform standards, controls, procedures and policies across new operations to harmonize their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.
Liquidity and funding risks — The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to conclude large outsourcing contracts and business acquisitions. By its nature, our growth strategy requires us to fund the investments required to be made using a mix of cash generated from our existing operations, money borrowed under our existing or future credit agreements, and equity funding generated by the issuance of shares of our capital stock to counterparties in transactions, or to the general public. Our ability to raise the required funding depends on the capacity of the capital markets to meet our financing needs in a timely fashion and on the basis of interest rates and share prices that are reasonable in the context of profitability objectives. Increasing interest rates, volatility in our share price, and the capacity of our current lenders to meet our liquidity requirements are all factors that may have an adverse impact on our access to the funding we require. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.
Integrity of Disclosure
Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors’ duties include the assessment of the integrity of the Company’s internal control and information systems.
CGI has a formal Corporate Disclosure Policy as a part of its Fundamental Texts whose goal is to raise awareness of the Company’s approach to disclosure among the Board of Directors, senior management and employees. The Board of Directors has established a Disclosure Policy Committee responsible for all regulatory disclosure requirements and overseeing the Company’s disclosure practices.
The Audit and Risk Management Committee of CGI is composed entirely of independent directors who meet the independence and experience requirements of the New York Stock Exchange as well as those that apply under Canadian securities regulation. The responsibilities of our Audit and Risk Management Committee include: a) the review of all our public disclosure documents containing audited or unaudited financial information; b) identifying and examining the financial and operating risks to which we are exposed and reviewing the various policies and practices that are intended to manage those risks; c) the review and assessment of the effectiveness of our accounting policies and practices concerning financial reporting; d) the review and monitoring of our internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof; e) reviewing the adequacy of our internal audit resources including the mandate and objectives of the internal auditor; f) recommendation to the Board of Directors of CGI on the appointment of external auditors, the assertion of the external auditors’ independence, the review of the terms of their engagement as well as pursuing ongoing discussions with them; g) the review of the audit procedures; h) the review of related party transactions; and i) such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.

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The Company evaluated the effectiveness of its disclosure controls and procedures and internal controls over financial reporting, supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2010. The CEO and CFO concluded that, based on this evaluation, the Company’s disclosure controls and procedures and internal controls over financial reporting were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.
The CEO and CFO have limited the scope of the design of disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures of Innovapost, a joint venture in which we have a 49% interest. The design was excluded from our evaluation as we do not have the ability to dictate or modify the entity’s internal controls over financial reporting, and we do not have the practical ability to assess those controls. Our assessment is limited to the internal controls over the inclusion of our share of the joint venture and its results in our consolidated financial statements. CGI’s interest in the joint venture represents approximately 1% of our consolidated total assets and approximately 2% of our consolidated revenue as at and for the year ended September 30, 2010. Please refer to page 23 of this MD&A for supplementary financial information about Innovapost.
In addition, management’s assessment and conclusion on the effectiveness of internal controls over financial reporting excludes the controls, policies and procedures of Stanley which was acquired six weeks prior to CGI’s fiscal year-end. Our assessment is limited to the internal controls over the inclusion of its financial position and results in our consolidated financial statements. Stanley’s operations represented approximately 3% of the Company’s consolidated revenues for the year ended September 30, 2010, and assets associated with Stanley’s operations (including intangible assets and goodwill) represent approximately 28% of the Company’s consolidated total assets, as at September 30, 2010. The exclusion is due to the short time frame between the consummation date of the acquisition and the date of management’s assessment.
Legal Proceedings
The Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although, the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

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Management’s and Auditors’ reports
MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING
The management of CGI Group Inc. (“the Company”) is responsible for the preparation and integrity of the consolidated financial statements and the Management’s Discussion and Analysis (“MD&A”). The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and necessarily include some amounts that are based on management’s best estimates and judgment. Financial and operating data elsewhere in the MD&A are consistent with that contained in the accompanying consolidated financial statements.
To fulfill its responsibility, management has developed, and continues to maintain, systems of internal controls reinforced by the Company’s standards of conduct and ethics, as set out in written policies to ensure the reliability of the financial information and to safeguard its assets. The Company’s internal control over financial reporting and consolidated financial statements are subject to audit by the independent auditors, Ernst & Young LLP, whose report follows. They were appointed as independent auditors, by a vote of the Company’s shareholders, to conduct an integrated audit of the Company’s consolidated financial statements and of the Company’s internal control over financial reporting. In addition, the Management Committee of the Company reviews the disclosure of corporate information and oversees the functioning of the Company’s disclosure controls and procedures.
Members of the Audit and Risk Management Committee of the Board of Directors, all of whom are independent of the Company, meet regularly with the independent auditors and with management to discuss internal controls in the financial reporting process, auditing matters and financial reporting issues and formulates the appropriate recommendations to the Board of Directors. The independent auditors have unrestricted access to the Audit and Risk Management Committee. The consolidated financial statements and MD&A have been reviewed and approved by the Board of Directors.

(signed)	(signed)
Michael E. Roach	R. David Anderson
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
November 8, 2010

CGI group Inc. 2010 Annual report	40

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in Canada.
The Company’s internal control over financial reporting includes policies and procedures that:
–	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the Company;

–	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in Canada, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and,

–	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.
All internal control systems have inherent limitations; therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
There were two exclusions from our assessment. Our interest in a joint venture was excluded from our assessment as we do not have the ability to dictate or modify the joint venture’s internal control over financial reporting, and we do not have the practical ability to assess those controls. Our interest in the joint venture represents approximately 1% of our consolidated total assets and approximately 2% of our consolidated revenue as at and for the year ended September 30, 2010. We have assessed the Company’s internal controls over the inclusion of our share of the joint venture and its results for the year in our consolidated financial statements. In addition, management’s assessment and conclusion on the effectiveness of internal controls over financial reporting excludes the controls, policies and procedures of Stanley, Inc. (“Stanley”) which was acquired six weeks prior to the Company’s fiscal year-end. Our assessment is limited to the internal controls over the inclusion of its financial position and results in our consolidated financial statements. Stanley’s operations represent approximately 28% of our consolidated total assets (including intangible assets and goodwill) and approximately 3% of our consolidated revenue for the year ended September 30, 2010. The exclusion is due to the short time frame between the consummation date of the acquisition and the date of management’s assessment.
As of the end of the Company’s 2010 fiscal year, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined the Company’s internal control over financial reporting as at September 30, 2010, was effective.
The effectiveness of the Company’s internal control over financial reporting as at September 30, 2010, has been audited by the Company’s independent auditors, as stated in their report appearing on page 42.

(signed)	(signed)
Michael E. Roach	R. David Anderson
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
November 8, 2010

CGI group Inc. 2010 Annual report	41

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING
To the Board of Directors and Shareholders of CGI Group Inc.
We have audited CGI Group Inc.’s (the “Company”) internal control over financial reporting as at September 30, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of its interest in a joint venture, which is included in the 2010 consolidated financial statements of the Company, and constituted approximately 1% of total assets as of September 30, 2010 and approximately 2% of revenues for the year then ended. In addition, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Stanley, Inc., acquired six weeks prior to the Company’s fiscal year-end, which is included in the 2010 consolidated financial statements of the Company and constituted approximately 28% of total assets (including intangible assets and goodwill) as of September 30, 2010 and approximately 3% of revenues for the year then ended. Our audit of internal control over financial reporting of CGI Group Inc. also did not include an evaluation of the internal control over financial reporting of its interest in a joint venture and of Stanley, Inc.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2010 based on the COSO criteria.
We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as at and for the year ended September 30, 2010, and our report dated November 8, 2010 expressed an unqualified opinion thereon.
(signed)1
Ernst & Young LLP
Chartered Accountants
Montréal, Canada
November 8, 2010

1	Chartered accountant auditor permit No. 15859

CGI group Inc. 2010 Annual report	42

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS
To the Board of Directors and Shareholders of CGI Group Inc.
We have audited the consolidated balance sheet of CGI Group Inc. (the “Company”) as at September 30, 2010 and the consolidated statements of earnings, comprehensive income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the years ended September 30, 2009 and 2008, were audited by other auditors whose report dated November 8, 2009, expressed an unqualified opinion on those statements and included a comment paragraph for U.S. readers that disclosed changes in the Company’s accounting principles discussed in Note 2 to those financial statements.
We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the 2010 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as at September 30, 2010 and the consolidated results of its operations and its cash flows for the year then ended in conformity with Canadian generally accepted accounting principles.
As explained in note 2 to the consolidated financial statements, in 2010, the Company adopted the requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, Section 1602, Non-Controlling Interests, and amendments to Section 3862, Financial Instruments—Disclosures. As explained in note 28, in 2010 the Company adopted the requirements of the Financial Accounting Standards Board’s (“FASB”) ASC Topic 805, Business Combinations.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of September 30, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 8, 2010 expressed an unqualified opinion thereon.
(signed)1
Ernst & Young LLP
Chartered Accountants
Montréal, Canada
November 8, 2010

1	Chartered accountant auditor permit No. 158599

CGI group Inc. 2010 Annual report	43

Consolidated Financial Statements
Consolidated Statements of Earnings

		2009	2008
		(Restated	(Restated
Years ended September 30 (in thousands of Canadian dollars, except share data)	2010	Note 2a)	Note 2a)

	$	$	$
Revenues	3,732,117	3,825,161	3,705,863

Operating expenses
Costs of services, selling and administrative (Note 17)	3,025,823	3,170,406	3,110,760
Amortization (Note 14)	195,308	195,761	163,172
Acquisition-related and integration costs (Note 18a)	20,883	—	—
Interest on long-term debt	17,123	18,960	27,284
Interest income	(2,419)	(2,908)	(5,570)
Other (income) expenses	(952)	3,569	3,341
Foreign exchange (gain) loss	(916)	(1,747)	1,445
Gain on sale of capital assets	(469)	—	—

	3,254,381	3,384,041	3,300,432

Earnings from continuing operations before income taxes	477,736	441,120	405,431
Income tax expense (Note 16)	114,970	125,223	106,297

Earnings from continuing operations	362,766	315,897	299,134
Earnings (loss) from discontinued operations, net of income taxes (Note 19)	—	1,308	(5,134)

Net earnings	362,766	317,205	294,000

Attributable to:
Shareholders of CGI Group Inc.
Earnings from continuing operations	362,386	315,158	298,266
Earnings (loss) from discontinued operations	—	1,308	(5,134)

Net earnings attributable to shareholders of CGI Group Inc.	362,386	316,466	293,132

Non-controlling interest
Net earnings attributable to non-controlling interest	380	739	868

Net earnings	362,766	317,205	294,000

Basic earnings (loss) per share attributable to shareholders of CGI Group Inc.
Continuing operations (Note 13)	1.27	1.03	0.94
Discontinued operations	—	—	(0.02)

	1.27	1.03	0.92

Diluted earnings (loss) per share attributable to shareholders of CGI Group Inc.
Continuing operations (Note 13)	1.24	1.02	0.92
Discontinued operations	—	—	(0.02)

	1.24	1.02	0.90

See Notes to the consolidated financial statements.

CGI group Inc. 2010 Annual report	44

Consolidated Statements of Comprehensive Income

		2009	2008
		(Restated	(Restated
Years ended September 30 (in thousands of Canadian dollars)	2010	Note 2a)	Note 2a)

	$	$	$
Net earnings	362,766	317,205	294,000

Net unrealized (losses) gains on translating financial statements of self-sustaining foreign operations (net of income taxes)	(53,598)	6,249	66,200

Net unrealized gains (losses) on translating long-term debt designated as hedges of net investments in self-sustaining foreign operations (net of income taxes)	15,806	15,739	(538)

Net unrealized gains (losses) on cash flow hedges (net of income taxes)	2,036	13,446	(1,013)

Other comprehensive (loss) income (Note 15)	(35,756)	35,434	64,649

Comprehensive income	327,010	352,639	358,649

Attributable to:

Shareholders of CGI Group Inc.	326,630	351,900	357,781

Non-controlling interest	380	739	868

See Notes to the consolidated financial statements.
Consolidated Statements of Retained Earnings

		2009	2008
		(Restated	(Restated
Years ended September 30 (in thousands of Canadian dollars)	2010	Note 2a)	Note 2a)

	$	$	$
Retained earnings, beginning of year	1,182,237	921,380	750,138
Net earnings attributable to shareholders of CGI Group Inc.	362,386	316,466	293,132
Excess of purchase price over carrying value of Class Asubordinate shares acquired (Note 11)	(347,940)	(55,609)	(121,890)
Change in subsidiary investment	(297)	—	—

Retained earnings, end of year	1,196,386	1,182,237	921,380

See Notes to the consolidated financial statements.

CGI group Inc. 2010 Annual report	45

Consolidated Balance Sheets

		2009
		(Restated
As at September 30 (in thousands of Canadian dollars)	2010	Note 2a)

	$	$
Assets
Current assets
Cash and cash equivalents (Note 3)	127,824	343,427
Short-term investments	13,196	—
Accounts receivable (Note 4)	423,926	461,291
Work in progress	358,984	249,022
Prepaid expenses and other current assets	76,844	82,237
Income taxes	7,169	2,759
Future income taxes (Note 16)	16,509	15,110

Total current assets before funds held for clients	1,024,452	1,153,846
Funds held for clients	248,695	332,359

Total current assets	1,273,147	1,486,205
Capital assets (Note 5)	238,024	212,418
Intangible assets (Note 6)	516,754	455,775
Other long-term assets (Note 7)	42,261	60,558
Future income taxes (Note 16)	11,592	10,173
Goodwill (Note 8)	2,525,413	1,674,781

	4,607,191	3,899,910

Liabilities
Current liabilities
Accounts payable and accrued liabilities	304,376	306,826
Accrued compensation	191,486	165,981
Deferred revenue	145,793	136,135
Income taxes	86,877	88,002
Future income taxes (Note 16)	26,423	50,250
Current portion of long-term debt (Note 10)	114,577	17,702

Total current liabilities before clients’ funds obligations	869,532	764,896
Clients’ funds obligations	248,695	332,359

Total current liabilities	1,118,227	1,097,255
Future income taxes (Note 16)	170,683	171,697
Long-term debt (Note 10)	1,039,299	265,428
Other long-term liabilities (Note 9)	119,899	83,934

	2,448,108	1,618,314

Commitments, contingencies and guarantees (Note 25)
Shareholders’ equity
Retained earnings	1,196,386	1,182,237
Accumulated other comprehensive loss (Note 15)	(321,746)	(285,990)

	874,640	896,247
Capital stock (Note 11)	1,195,069	1,298,270
Contributed surplus (Note 12c)	82,922	80,737

Equity attributable to shareholders of CGI Group Inc.	2,152,631	2,275,254
Equity attributable to non-controlling interest	6,452	6,342

	2,159,083	2,281,596

	4,607,191	3,899,910

See Notes to the consolidated financial statements.

Approved by the Board	(signed)	(signed)
	Director	Director
	Michael E. Roach	Serge Godin

CGI group Inc. 2010 Annual report	46

Consolidated Statements of Cash Flows

		2009	2008
		(Restated	(Restated
Years ended September 30 (in thousands of Canadian dollars)	2010	Note 2a)	Note 2a)

	$	$	$
Operating activities
Earnings from continuing operations	362,766	315,897	299,134
Adjustments for:
Amortization (Note 14)	219,740	218,087	186,120
Future income taxes (Note 16)	(21,417)	29,300	(22,675)
Foreign exchange (gain) loss	(828)	723	1,846
Stock-based compensation (Note 12a)	15,517	8,617	5,131
Gain on sale of capital assets	(469)	—	—
Net change in non-cash working capital items (Note 21a)	(22,942)	57,620	(113,886)

Cash provided by continuing operating activities	552,367	630,244	355,670

Investing activities
Purchase of short-term investments	(12,940)	—	—
Business acquisitions (net of cash acquired) (Note 18)	(899,564)	(997)	(3,911)
Proceeds from sale of assets and businesses (net of cash disposed)	4,100	4,991	29,238
Purchase of capital assets	(47,684)	(69,212)	(60,983)
Proceeds from disposal of capital assets	896	—	—
Additions to intangible assets	(69,722)	(62,367)	(60,942)
Decrease in other long-term assets	—	—	3,019

Cash used in continuing investing activities	(1,024,914)	(127,585)	(93,579)

Financing activities
Use of credit facilities	939,394	144,694	90,305
Repayment of credit facilities	(82,684)	(157,505)	(196,533)
Repayment of long-term debt	(125,168)	(117,752)	(10,153)
Proceeds on settlement of forward contracts (Note 10)	—	18,318	—
Repurchase of Class A subordinate shares (including share repurchase costs)	(516,699)	(101,698)	(216,208)
Issuance of shares	53,039	16,141	32,423
Change in subsidiary investment	(571)	(425)	—

Cash provided by (used in) continuing financing activities	267,311	(198,227)	(300,166)

Effect of foreign exchange rate changes on cash and cash equivalents from continuing operations	(10,367)	(11,300)	398

Net (decrease) increase in cash and cash equivalents from continuing operations	(215,603)	293,132	(37,677)
Net cash and cash equivalents provided by (used in) discontinued operations (Note 19)	—	161	(1,068)
Cash and cash equivalents, beginning of year	343,427	50,134	88,879

Cash and cash equivalents, end of year (Note 3)	127,824	343,427	50,134

Supplementary cash flow information (Note 21)
See Notes to the consolidated financial statements.

CGI group Inc. 2010 Annual report	47

Notes to the Consolidated Financial Statements
Years ended September 30, 2010, 2009 and 2008
(tabular amounts only are in thousands of Canadian dollars, except share data)
Note 1
Description of business
CGI Group Inc. (the “Company”), directly or through its subsidiaries, manages information technology services (“IT services”), including outsourcing, systems integration and consulting, software licenses and maintenance, as well as business process services (“BPS”) to help clients cost effectively realize their strategies and create added value.
Note 2
Summary of significant accounting policies
The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in certain material respects from U.S. GAAP. A reconciliation between Canadian and U.S. GAAP can be found in Note 28. Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2010.
changes in accounting policies
On October 1, 2009, the Company elected to adopt the following Handbook Sections issued by the Canadian Institute of Chartered Accountants (“CICA”) during the year as they primarily converge with the International Financial Reporting Standards (“IFRS”) and U.S. GAAP:
a)	Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”. The Section establishes standards for the accounting for a business combination. It is similar to the corresponding provisions of IFRS 3 (Revised), “Business Combinations” and of U.S. GAAP standard, Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations”. The new Section requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at their acquisition-date fair values including non-controlling interest and contingent consideration. Subsequent changes in fair value of contingent consideration classified as a liability are recognized in earnings. Acquisition-related and integration costs are also to be expensed as incurred rather than considered as part of the purchase price allocation. In addition, changes in estimates associated with future income tax assets after the measurement period are recognized as income tax expense rather than as a reduction of goodwill, with prospective application to all business combinations regardless of the date of acquisition.

Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These sections are similar to the corresponding provisions of IFRS standard, International Accounting Standards 27 (Revised), “Consolidated and Separate Financial Statements” and of U.S. GAAP standard, ASC Topic 810, “Consolidation”. Section 1602 requires the Company to report non-controlling interests as a separate component of shareholders equity rather than as a liability on the consolidated balance sheets. Transactions between an entity and non-controlling interests are considered as equity transactions. In addition, the attribution of net earnings and comprehensive income between the Company’s shareholders and non-controlling interests is presented separately in the consolidated statements of earnings and comprehensive income rather than reflecting non-controlling interests as a deduction of net earnings and total comprehensive income.

In accordance with the transitional provisions, these sections have been applied prospectively, with the exception of the presentation requirements for non-controlling interest, which must be applied retrospectively. The adoption of these sections change the accounting of the business combination realized in fiscal year 2010 for which acquisition-related and integration costs of $20,883,000 with associated income tax expense of $3,688,000 were recorded directly in the consolidated statement of earnings (refer to Note 18a). The previously unrecognized future tax assets related to losses carried forward of past acquisitions of $7,378,000 were also recognized as a reduction of income tax expense (refer to Note 18b). In addition, the above-mentioned reclassifications of non-controlling interest have been reflected in the consolidated financial statements and had no significant impact. The effects on future periods will depend on the nature and significance of the business combinations subject to these standards.

b)	In June 2009, the CICA amended Section 3862 “Financial Instruments — Disclosures” to adopt the amendments proposed by the International Accounting Standards Board (“IASB”) to IFRS 7 “Financial Instruments: Disclosures”. The amendments were made to enhance disclosure requirements about the liquidity risk and fair value measurement of financial instruments. The amendments are effective for annual financial statements relating to fiscal years ending after September 30, 2009, and comparative information is not required in the first year of adoption. The Company adopted these amendments in fiscal 2010. The adoption of these amendments had no impact on the consolidated financial statements. The new disclosures are included in Note 26.

CGI group Inc. 2010 Annual report	48

USE OF ESTIMATES
The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and shareholders’ equity and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Significant estimates include, but are not limited to, purchase accounting and goodwill, income taxes, contingencies and other liabilities, revenue recognition, stock based compensation, investment tax credits and government programs and the impairment of long-lived assets and goodwill.
BASIS OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated. The Company accounts for its jointly-controlled investment using the proportionate consolidation method.
REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE
The Company generates revenue principally through the provision of IT services and BPS.
The IT services include a full range of information technology services, namely: i) outsourcing ii) systems integration and consulting iii) software licenses and iv) provision of maintenance. BPS provides business processing for the financial services sector, as well as other services such as payroll, insurance processing and document management services.
The Company provides services and products under arrangements that contain various pricing mechanisms. The Company recognizes revenue when persuasive evidence of an arrangement exists, services or products have been provided to the client, the fee is fixed or determinable, and collectability is reasonably assured.
The Company’s arrangements often include a mix of the services listed below. If an arrangement involves the provision of multiple elements, the total arrangement value is allocated to each element as a separate unit of accounting if: 1) the delivered item has value to the client on a stand-alone basis; 2) there is objective and reliable evidence of the fair value of the undelivered item; and 3) in an arrangement that includes a general right of return relative to the delivered item, the delivery or performance of the undelivered item is considered probable and substantially in the control of the Company. If these criteria are met, then the total consideration of the arrangement is allocated among the separate units of accounting based on their relative fair values. Fair value is established based on the internal or external evidence of the amount charged for each revenue element. However, some software license arrangements are subject to specific policies as described below in “Software license arrangements”.
In situations where there is fair value for all undelivered elements, but not for the delivered elements, the residual method is used to allocate the arrangement consideration. Under the residual method, the amount of revenue allocated to the delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements.
For all types of arrangements, the appropriate revenue recognition method is applied for each unit of accounting, as described below, based on the nature of the arrangement and the services included in each unit of accounting. All deliverables that do not meet the separation criteria are combined into one unit of accounting and the most appropriate revenue recognition method is applied.
Some of the Company’s arrangements may include client acceptance clauses. Each clause is analyzed to determine whether the earnings process is complete when the service is performed. If uncertainty exists about client acceptance, revenue is not recognized until acceptance occurs. Formal client sign-off is not always necessary to recognize revenue, provided that the Company objectively demonstrates that the criteria specified in the acceptance provisions are satisfied. Some of the criteria reviewed include the historical experience with similar types of arrangements, whether the acceptance provisions are specific to the client or are included in all arrangements, the length of the acceptance term and the historical experience with the specific client.
Provisions for estimated contract losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract.
OUTSOURCING AND BPS ARRANGEMENTS
Revenue from outsourcing and BPS arrangements under time and materials and unit-priced arrangements are recognized as the services are provided at the contractually stated price. If the contractual per-unit prices within a unit-priced contract change during the term of the arrangement, the Company evaluates whether it is more appropriate to record revenue based on the average per-unit price during the term of the contract or based on the actual amounts billed.
Revenue from outsourcing and BPS arrangements under fixed-fee arrangements is recognized on a straight-line basis over the term of the arrangement, regardless of the amounts billed, unless there is a better measure of performance or delivery.
Systems integration and consulting services
Revenue from systems integration and consulting services under time and material arrangements is recognized as the services are rendered, and revenue under cost-based arrangements is recognized as reimbursable costs are incurred.
Revenue from systems integration and consulting services under fixed-fee arrangements and software licenses arrangements where the implementation services are essential to the functionality of the software or where the software requires significant customization are recognized using the percentage-of-completion method over the implementation period. The Company uses the labour costs or labour hours incurred to date to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates

CGI group Inc. 2010 Annual report	49

of total expected labour costs or hours. Revisions to estimates are reflected in the statement of earnings in the period in which the facts that gave rise to the revision become known.
Revenue from systems integration and consulting services under benefits-funded arrangements is recognized only to the extent it can be predicted, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the value on which revenue recognition is based.
Software license arrangements
Most of the Company’s software license arrangements are accounted for as described above in “Systems integration and consulting services”. In addition, the Company has software license arrangements that do not include implementation services that are essential to the functionality of the software or software that requires significant customization, but that may involve the provision of multiple elements such as integration and post-contract customer support. For these types of arrangements, revenue from software licenses is recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific objective evidence (“VSOE”) of fair value of an arrangement exists to allocate the total fee to the different elements of an arrangement based on their relative VSOE of fair value. The residual method, as defined above, using VSOE of fair value can be used to allocate the arrangement consideration. VSOE of fair value is established through internal evidence of prices charged for each revenue element when that element is sold separately. Revenue from maintenance services for licenses sold and implemented is recognized ratably over the term of the contract.
Work in progress and deferred revenue
Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the delivery of products or performances of services are classified as deferred revenue.
REIMBURSEMENTS
Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third party costs, such as the cost of hardware and software re-sales, are included in revenue, and the corresponding expense is included in costs of services when the Company has assessed that the costs meet the criteria for gross revenue recognition.
CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of unrestricted cash and short-term investments having an initial maturity of three months or less.
SHORT-TERM INVESTMENTS
Short-term investments, comprised of term deposits, have remaining maturities over three months, but not more than one year, at the date of purchase. Short-term investments are designated as held-for-trading and are carried at fair value.
FUNDS HELD FOR CLIENTS AND CLIENTS’ FUNDS OBLIGATIONS
In connection with the Company’s payroll, tax filing and claims services, the Company collects funds for payment of payroll, taxes and claims, temporarily holds such funds until payment is due, remits the funds to the clients’ employees, appropriate tax authorities or claim holders, files federal and local tax returns, and handles related regulatory correspondence and amendments. The Company presents the funds held for clients and related obligations separately.
CAPITAL ASSETS
Capital assets, including those under capital leases, are recorded at cost and are amortized over their estimated useful lives using the straight-line method.

Buildings	10 to 40 years
Leasehold improvements	Lesser of the useful life or lease term
Furniture, fixtures and equipment	3 to 20 years
Computer equipment	3 to 5 years
INTANGIBLE ASSETS
Contract costs
Contract costs are mainly incurred when acquiring or implementing long-term IT services and BPS contracts. Contract costs are classified as intangible assets. These assets are recorded at cost and amortized using the straight-line method over the term of the respective contracts. Contract costs are comprised primarily of incentives and transition costs.
Occasionally, incentives are granted to clients upon signing of outsourcing contracts. These incentives can be granted either in the form of cash payments, issuance of equity instruments or discounts awarded principally over a transition period, as negotiated in the contract. In the case of equity instruments, cost is measured at the estimated fair value at the time they are issued. For discounts, cost is measured at the value of the granted financial commitment and a corresponding amount is recorded as deferred revenue. As services are provided to the client, the amount is amortized and recorded as a reduction of revenue.
Capital assets acquired from a client in connection with outsourcing contracts are capitalized as such and amortized consistent with the amortization policies described previously. The excess of the amount paid over the fair value of capital assets acquired in connection with outsourcing contracts is considered as an incentive granted to the client, and is recorded as described in the preceding paragraph.

CGI group Inc. 2010 Annual report	50

Transition costs consist of expenses associated with the installation of systems and processes incurred after the award of outsourcing contracts, relocation of transitioned employees and exit from client facilities. Under BPS contracts, the costs consist primarily of expenses related to activities such as the conversion of the client’s applications to the Company’s platforms. These incremental costs are comprised essentially of labour costs, including compensation and related fringe benefits, as well as subcontractor costs.
Pre-contract costs associated with acquiring or implementing long-term IT services and BPS contracts are expensed as incurred except where it is virtually certain that the contracts will be awarded and the costs are incremental and directly related to the acquisition of the contract. Eligible pre-contract costs are recorded at cost and amortized using the straight-line method over the expected term of the respective contracts.
Other intangible assets
Other intangible assets consist mainly of internal-use software, business solutions, software licenses and client relationships.
Internal-use software, business solutions and software licenses are recorded at cost. Business solutions developed internally and marketed for distribution are capitalized when they meet specific capitalization criteria related to technical, market and financial feasibility. Business solutions and software licenses acquired through a business combination are initially recorded at fair value based on the estimated net future income—producing capabilities of the software products. Client relationships are acquired through business combinations and are initially recorded at their fair value based on the present value of expected future cash flows.
The Company amortizes its other intangible assets using the straight-line method over the following estimated useful lives:

Internal-use software	2 to 7 years
Business solutions	2 to 10 years
Software licenses	3 to 8 years
Client relationships and other	2 to 10 years
IMPAIRMENT OF LONG-LIVED ASSETS
When events or changes in circumstances indicate that the carrying amount of long-lived assets, such as capital assets and intangible assets, may not be recoverable, undiscounted estimated cash flows are projected over their remaining term and compared to the carrying amount. To the extent that such projections indicate that future undiscounted cash flows are not sufficient to recover the carrying amounts of related assets, a charge is recorded to reduce the carrying amount to the projected future discounted cash flows.
OTHER LONG-TERM ASSETS
Other long-term assets consist mainly of deferred financing fees, deferred compensation plan assets, long-term maintenance agreements and forward contracts.
BUSINESS COMBINATIONS AND GOODWILL
On October 1, 2009, the Company elected to early adopt prospectively Section 1582 which revised the accounting guidance that the Company was required to apply for past acquisitions done in prior fiscal years. The underlying principles are similar to the previous guidance but introduce certain accounting changes which were described earlier in changes in accounting policies in this note.
The Company accounts for its business combinations using the purchase method of accounting. Under this method, the Company allocates the purchase price to tangible and intangible assets acquired and liabilities assumed based on estimated fair values at the date of acquisition, with the excess of the purchase price amount being allocated to goodwill.
Acquisition-related and integration costs associated to the business combination are expensed as incurred. Changes in estimates associated with future income tax assets after measurement period are recognized as income tax expense with prospective application to all business combinations regardless of the date of acquisition.
Goodwill for each reporting unit is assessed for impairment at least annually, or when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. The Company has designated September 30 as the date for the annual impairment test. An impairment charge is recorded when the carrying amount of the reporting unit exceeds its fair value and is determined as the difference between the goodwill’s carrying amount and its implied fair value.
EARNINGS PER SHARE
Basic earnings per share are based on the weighted average number of shares outstanding during the period. Diluted earnings per share is determined using the treasury stock method to evaluate the dilutive effect of stock options.
RESEARCH AND SOFTWARE DEVELOPMENT COSTS
Research costs are charged to earnings in the period in which they are incurred, net of related tax credits. Software development costs are charged to earnings in the year they are incurred, net of related tax credits, unless they meet specific capitalization criteria related to technical, market and financial feasibility.

CGI group Inc. 2010 Annual report	51

TAX CREDITS
The Company follows the cost reduction method to account for tax credits. Under this method, tax credits related to operating expenditures are recognized in the period in which the related expenditures are charged to operations, provided there is reasonable assurance of realization. Tax credits related to capital expenditures are recorded as a reduction of the cost of the related asset, provided there is reasonable assurance of realization. The tax credits recorded are based on management’s best estimates of amounts expected to be recovered and are subject to audit by the taxation authorities.
INCOME TAXES
Income taxes are accounted for using the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for financial statement purposes and tax values of assets and liabilities using substantively enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded for the portion of the future income tax assets when its realization is not considered more likely than not.
TRANSLATION OF FOREIGN CURRENCIES
Revenue and expenses denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet date. Realized and unrealized translation gains and losses are reflected in net earnings.
Self-sustaining subsidiaries, with economic activities largely independent of the Company, are accounted for using the current rate method. Under this method, assets and liabilities of subsidiaries denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses are reported as net unrealized gains (losses) on translating financial statements of self-sustaining foreign operations in the consolidated statements of comprehensive income.
The accounts of foreign subsidiaries, which are financially or operationally dependent on the Company, are accounted for using the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date, and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries are reflected in net earnings.
STOCK-BASED COMPENSATION
The Company uses the fair value based method to account for stock options awarded under its stock option plan. The fair value of stock options is recognized as compensation costs in earnings with a corresponding credit to contributed surplus on a straight line basis over the vesting period of the entire award. The number of stock options expected to vest are estimated on the grant date and subsequently revised on a periodic basis. When stock options are exercised, any consideration paid by employees is credited to capital stock and the recorded fair value of the option is removed from contributed surplus and credited to capital stock.
HEDGING TRANSACTIONS
The Company uses various financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. The Company does not hold or use any derivative instruments for trading purposes.
Cash flow hedges on Senior U.S. unsecured notes
Effective December 21, 2007, the Company entered into forward contracts to hedge the contractual principal repayments of the Senior U.S. unsecured notes. The purpose of the hedging transactions is to hedge the risk of variability in functional currency equivalent cash flows associated with the foreign currency debt principal repayments.
The hedges were documented as cash flow hedges and no component of the derivative’s fair value are excluded from the assessment and measurement of hedge effectiveness. The hedge is considered to be highly effective as the terms of the forward contracts coincide with the intended repayment of the two remaining tranches of the debt. The first tranche was repaid in fiscal 2009.
The forward contracts are derivative instruments and, therefore, are recorded at fair value on the balance sheet under other current assets and other long-term assets and the effective portion of the change in fair value of the derivatives is recognized in other comprehensive income (loss). An amount that will offset the related translation gain or loss arising from the remeasurement of the portion of the debt that is designated is reclassified each period from other comprehensive income (loss) to earnings. The forward premiums or discounts on the forward contracts used to hedge foreign currency long-term debt are amortized as an adjustment of interest expense over the term of the forward contracts. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine the fair values of the forward contracts. Realized and unrealized foreign exchange gains and losses in relation to forward contracts for the year ended September 30, 2010, were not significant. The cash flows of the hedging transaction are classified in the same manner as the cash flows of the position being hedged.
Hedge on net investments in self-sustaining foreign subsidiaries
The Company has designated certain long-term debt as a hedging instrument for a portion of the Company’s net investment in self-sustaining U.S. and European subsidiaries. Foreign exchange translation gains or losses on the net investments and the effective portions of gains or losses on instruments hedging the net investments are recorded in other comprehensive income (loss).

CGI group Inc. 2010 Annual report	52

Cash flow hedges on future revenue
During the year ended September 30, 2010, the Company entered into various foreign currency forward contracts to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Indian rupee on future U.S. revenue. During the year ended September 30, 2009, the Company entered into various foreign currency forward contracts to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Indian rupee on future U.S. revenue, and to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Canadian dollar on future U.S. revenue. The cash flow hedges mature at various dates until 2014.
These hedges were documented as cash flow hedges and no component of the derivative instruments’ fair value is excluded from the assessment and measurement of hedge effectiveness. The forward contracts are derivative instruments, and, therefore, are recorded at fair value on the balance sheet under other current assets, other long-term assets, accrued liabilities or other long-term liabilities. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine the fair values of the forward contracts.
The effective portion of the change in fair value of the derivative instruments is recognized in other comprehensive income (loss) and the ineffective portion, if any, in the consolidated statement of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income (loss) into earnings as an adjustment to revenue when the hedged revenue is recognized. The assessment of effectiveness is based on forward rates utilizing the hypothetical derivative method. During fiscal 2010, the Company’s hedging relationships were effective. The cash flows of the hedging transactions are classified in the same manner as the cash flows of the position being hedged.
FUTURE ACCOUNTING CHANGES
In December 2009, the CICA issued Emerging Issue Committee Abstract (“EIC”) 175, “Revenue Arrangements with Multiple Deliverables”, an amendment to EIC 142, “Revenue Arrangements with Multiple Deliverables”. EIC 175 provides guidance on certain aspects of the accounting for arrangements under which the Company will perform multiple revenue-generating activities. Under the new guidance, when VSOE or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. EIC 175 also includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. EIC 175 is effective prospectively, with retrospective adoption permitted, for revenue arrangements entered into or materially modified in fiscal years beginning on or after January 1, 2011. Early adoption is also permitted. Effective October 1, 2010, the Company will early adopt this new EIC, on a prospective basis. The effects on future periods will depend on the nature and significance of the future customer contracts subject to this EIC.
Note 3
Cash and cash equivalents

	2010	2009
	$	$
Cash	27,162	203,160
Cash equivalents	100,662	140,267

	127,824	343,427

Note 4
Accounts receivable

	2010	2009
	$	$
Trade	349,349	317,647
Other[1]	74,577	143,644

	423,926	461,291

1	Other accounts receivable include refundable tax credits on salaries related to the Québec Development of E-Business program, Research and Development tax credits in North America and Europe, and other Job and Economic Growth Creation programs available. The tax credits represent approximately $55,758,000 and $124,803,000 of other accounts receivable in 2010 and 2009, respectively.

Effective April 1, 2008, the Company became eligible for the new Development of E-Business refundable tax credit, which replaces prior existing Québec tax credit programs. The fiscal measure enables corporations with an establishment in the province of Québec that carry out eligible activities in the technology sector to obtain a refundable tax credit equal to 30% of eligible salaries, up to a maximum of $20,000 per year per eligible employee until December 31, 2015.

Prior to April 1, 2008, in order to be eligible for the E-Commerce Place, Cité du Multimédia de Montréal, New Economy Centres tax credits, the Company relocated some of its eligible employees to designated locations. Real estate costs for these designated locations are significantly higher than they were at the previous facilities. As at September 30, 2010, the balance outstanding for financial commitments for these real estate locations was $352,362,000 ranging between three months and 13 years. The refundable tax credits for these programs were calculated at rates varying between 35% to 40% on salaries paid in Québec to a maximum range of $12,500 to $15,000 per year per eligible employee.

CGI group Inc. 2010 Annual report	53

Note 5
Capital assets

	2010			2009
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
	$	$	$	$	$	$
Land and buildings	17,309	4,461	12,848	17,757	3,427	14,330
Leasehold improvements	142,297	76,381	65,916	139,542	68,879	70,663
Furniture, fixtures and equipment	75,990	30,605	45,385	55,953	24,569	31,384
Computer equipment	256,985	143,110	113,875	190,850	94,809	96,041

	492,581	254,557	238,024	404,102	191,684	212,418

Capital assets include assets acquired under capital leases totalling $57,101,000 ($37,680,000 in 2009), net of accumulated amortization of $35,533,000 ($17,880,000 in 2009). Amortization expense of capital assets acquired under capital leases was $18,467,000 and $13,213,000 in 2010 and 2009, respectively.
Note 6
Intangible assets

	2010
		Accumulated	Net book
	Cost	amortization	value
	$	$	$
Intangible assets
Contract costs
Incentives	236,750	190,294	46,456
Transition costs	200,154	102,734	97,420

	436,904	293,028	143,876

Other intangible assets
Internal-use software	90,704	66,841	23,863
Business solutions	283,799	178,491	105,308
Software licenses	174,412	123,977	50,435
Client relationships and other	426,546	233,274	193,272

	975,461	602,583	372,878

	1,412,365	895,611	516,754

CGI group Inc. 2010 Annual report	54

	2009
		Accumulated	Net book
	Cost	amortization	value
	$	$	$
Intangible assets
Contract costs
Incentives	247,146	185,296	61,850
Transition costs	169,087	77,138	91,949

	416,233	262,434	153,799

Other intangible assets
Internal-use software	88,128	59,033	29,095
Business solutions	284,341	160,423	123,918
Software licenses	144,861	108,127	36,734
Client relationships and other	341,188	228,959	112,229

	858,518	556,542	301,976

	1,274,751	818,976	455,775

All intangible assets are subject to amortization. The following table presents the aggregate amount of intangible assets that were acquired or internally developed during the period:

	2010	2009	2008
	$	$	$
Acquired	166,468	22,965	30,665
Internally developed	49,193	44,181	40,257

	215,661	67,146	70,922

Amortization expense of other intangible assets included in the consolidated statements of earnings is as follows:

	2010	2009	2008
	$	$	$
Internal-use software	11,121	12,963	12,307
Business solutions	26,322	33,444	34,367
Software licenses	18,726	16,674	17,997
Client relationships and other	36,676	37,748	37,121

Amortization of other intangible assets (Note 14)	92,845	100,829	101,792

Amortization expense of contract costs is presented in Note 14.
Note 7
Other long-term assets

	2010	2009
	$	$
Deferred financing fees	2,360	3,643
Deferred compensation plan assets	16,318	13,108
Long-term maintenance agreements	5,542	13,735
Forward contracts (Note 26)	13,317	22,372
Other	4,724	7,700

Other long-term assets	42,261	60,558

CGI group Inc. 2010 Annual report	55

Note 8
Goodwill
The variations in goodwill are as follows:

	2010
			Europe &
	Canada	U.S. & India	Asia Pacific	Total
	$	$	$	$
Balance, beginning of year	1,141,381	432,320	101,080	1,674,781
Acquisition (Note 18a)	—	886,403	—	886,403
Foreign currency translation adjustment	—	(25,961)	(9,810)	(35,771)

Balance, end of year	1,141,381	1,292,762	91,270	2,525,413

	2009
			Europe &
	Canada	U.S. & India	Asia Pacific	Total
	$	$	$	$
Balance, beginning of year	1,158,730	431,129	99,503	1,689,362
Acquisition	209	—	—	209
Purchase price adjustments (Note 18c)	(16,059)	(3,865)	(415)	(20,339)
Disposal of assets (Note 18b)	(1,499)	—	—	(1,499)
Foreign currency translation adjustment	—	5,056	1,992	7,048

Balance, end of year	1,141,381	432,320	101,080	1,674,781

Note 9
Other long-term liabilities

	2010	2009
	$	$
Deferred compensation	25,173	22,727
Deferred revenue	40,702	27,774
Deferred rent	44,737	16,940
Forward contracts (Note 26)	3,396	7,648
Other	5,891	8,845

Other long-term liabilities	119,899	83,934

Asset retirement obligations included in “other” pertain to operating leases of office buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The asset retirement obligation liability of $3,060,000 ($2,522,000 in 2009) was based on the expected cash flows of $4,370,000 ($3,579,000 in 2009) and was discounted at an interest rate of 6.42% (6.83% in 2009). The timing of the settlement of these obligations varies between one and 13 years.

CGI group Inc. 2010 Annual report	56

Note 10
Long-term debt

	2010	2009
	$	$
Senior U.S. unsecured notes, bearing a weighted average interest rate of 5.27% and repayable by payments of $89,593 (US$87,000) in 2011 and $20,596 (US$20,000) in 2014, less imputed interest of $290[1]	109,899	114,061
Unsecured committed revolving term facility bearing interest at LIBOR rate plus 0.63% or bankers’ acceptance rate plus 0.63%, maturing in 2012[2]	964,223	126,043
Obligations bearing a weighted average interest rate of 4.00% and repayable in blended monthly instalments maturing at various dates until 2018	22,049	5,879
Obligations under capital leases, bearing a weighted average interest rate of 4.89% and repayable in blended monthly instalments maturing at various dates until 2018	57,705	37,147

	1,153,876	283,130
Current portion	114,577	17,702

	1,039,299	265,428

1	As at September 30, 2010, the private placement financing with U.S. institutional investors is comprised of two remaining tranches of Senior U.S. unsecured notes maturing in January 2011 and 2014 for a total amount of US$107,000,000. On January 29, 2009, the Company repaid the first tranche in the amount of US$85,000,000 and settled the related forward contracts taken to manage the Company’s exposure to fluctuations in the foreign exchange rate resulting in a cash inflow of $18,318,000. The Senior U.S. unsecured notes contain covenants that require the Company to maintain certain financial ratios (Note 27). At September 30, 2010, the Company is in compliance with these covenants.

2	The Company has a five-year unsecured revolving credit facility available for an amount of $1,500,000,000 that expires in August 2012 bearing interest at LIBOR plus a variable margin that is determined based on leverage ratios. As at September 30, 2010, an amount of $964,223,000 has been drawn upon this facility (Note 26). Also an amount of $15,846,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. In addition to the revolving credit facility, the Company has available demand lines of credit in the amount of $25,000,000. At September 30, 2010, no amount had been drawn upon these facilities. The revolving credit facility contains covenants that require the Company to maintain certain financial ratios (Note 27). At September 30, 2010, the Company is in compliance with these covenants. The Company also has a proportionate share of a revolving demand credit facility related to the joint venture for an amount of $2,500,000 bearing interest at the Canadian prime rate. As at September 30, 2010, no amount has been drawn upon this facility.
Principal repayments on long-term debt over the forthcoming years are as follows:

$
2011	95,169
2012	968,636
2013	4,750
2014	24,308
2015	1,917
Thereafter	1,391

Total principal payments on long-term debt	1,096,171

Minimum capital lease payments are as follows:

	Principal	Interest	Payment
	$	$	$
2011	19,408	2,441	21,849
2012	17,308	1,440	18,748
2013	10,456	578	11,034
2014	5,850	276	6,126
2015	3,188	68	3,256
Thereafter	1,495	—	1,495

Total minimum capital lease payments	57,705	4,803	62,508

CGI group Inc. 2010 Annual report	57

Note 11
Capital stock
Authorized, an unlimited number without par value:
First preferred shares, carrying one vote per share, ranking prior to second preferred shares, Class A subordinate shares and Class B shares with respect to the payment of dividends;
Second preferred shares, non-voting, ranking prior to Class A subordinate shares and Class B shares with respect to the payment of dividends;
Class A subordinate shares, carrying one vote per share, participating equally with Class B shares with respect to the payment of dividends and convertible into Class B shares under certain conditions in the event of certain takeover bids on Class B shares;
Class B shares, carrying ten votes per share, participating equally with Class A subordinate shares with respect to the payment of dividends, convertible at any time at the option of the holder into Class A subordinate shares.
For 2010, 2009 and 2008, the Class A subordinate and the Class B shares varied as follows:

	Class A subordinate shares		Class B shares		Total
		Carrying		Carrying		Carrying
	Number	value	Number	value	Number	value
		$		$		$
Balance, September 30, 2007	290,545,715	1,321,305	34,208,159	47,724	324,753,874	1,369,029
Repurchased and cancelled[1]	(20,488,168)	(90,748)	—	—	(20,488,168)	(90,748)
Repurchased and not cancelled[1]	—	(847)	—	—	—	(847)
Issued upon exercise of options[2]	4,107,823	42,238	—	—	4,107,823	42,238

Balance, September 30, 2008	274,165,370	1,271,948	34,208,159	47,724	308,373,529	1,319,672
Repurchased and cancelled[1]	(9,708,292)	(44,272)	—	—	(9,708,292)	(44,272)
Issued upon exercise of options[2]	2,221,032	22,870	—	—	2,221,032	22,870
Conversion of shares[3]	600,000	837	(600,000)	(837)	—	—

Balance, September 30, 2009	267,278,110	1,251,383	33,608,159	46,887	300,886,269	1,298,270
Repurchased and cancelled[1]	(35,602,085)	(168,759)	—	—	(35,602,085)	(168,759)
Issued upon exercise of options[2]	6,008,766	65,558	—	—	6,008,766	65,558

Balance, September 30, 2010	237,684,791	1,148,182	33,608,159	46,887	271,292,950	1,195,069

1	On January 27, 2010, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid (“NCIB”) to purchase up to 10% of the public float of the Company’s Class A subordinate shares during the next year. The Toronto Stock Exchange (“TSX”) subsequently approved the Company’s request for approval. The Issuer Bid enables the Company to purchase up to 25,151,058 Class A subordinate shares (26,970,437 in 2009 and 28,502,941 in 2008) for cancellation on the open market through the TSX. The Class A subordinate shares were available for purchase under the Issuer Bid commencing February 9, 2010, until no later than February 8, 2011, or on such earlier date when the Company completes its purchases or elects to terminate the bid. During 2010, the Company repurchased, under the previous and current NCIB, 35,602,085 Class A subordinate shares (9,525,892 in 2009 and 19,910,068 in 2008) for cash consideration of $516,699,000 ($99,881,000 in 2009 and $213,485,000 in 2008). The excess of the purchase price over the carrying value of Class A subordinate shares repurchased, in the amount of $347,940,000 ($55,609,000 in 2009 and $121,890,000 in 2008), was charged to retained earnings.

As at September 30, 2008, 182,400 of the repurchased Class A subordinate shares with a carrying value of $847,000 and a purchase value of $1,817,000 were held by the Company and had been cancelled and paid subsequent to year-end.

2	The carrying value of Class A subordinate shares includes $13,332,000 ($5,253,000 in 2009 and $10,223,000 in 2008) which corresponds to a reduction in contributed surplus representing the value of accumulated compensation cost associated with the options exercised during the year.

3	During the twelve months ended September 30, 2009, a shareholder converted 600,000 Class B shares into 600,000 Class A subordinate shares.

CGI group Inc. 2010 Annual report	58

Note 12
Stock-based compensation plans and contributed surplus
A) STOCK OPTIONS
Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Options generally vest one to three years from the date of grant conditionally upon the achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2010, 52,002,178 Class A subordinate shares have been reserved for issuance under the stock option plan.
The following table presents information concerning all outstanding stock options granted by the Company for the years ended September 30:

	2010		2009		2008
		Weighted average		Weighted average		Weighted average
	Number of	exercise price	Number of	exercise price	Number of	exercise price
	options	per share	options	per share	options	per share
		$		$		$
Outstanding, beginning of year	28,883,835	9.16	26,757,738	9.34	24,499,886	8.52
Granted	8,413,586	12.58	8,448,453	9.32	7,798,388	11.39
Exercised	(6,008,766)	8.69	(2,221,032)	7.93	(4,107,823)	7.79
Forfeited	(3,734,542)	9.65	(3,863,746)	11.16	(1,094,052)	10.65
Expired	(998,630)	15.91	(237,578)	14.11	(338,661)	12.20

Outstanding, end of year	26,555,483	10.03	28,883,835	9.16	26,757,738	9.34

Exercisable, end of year	14,116,392	8.60	18,087,166	8.75	19,398,753	8.56

The following table summarizes information about outstanding stock options granted by the Company as at September 30, 2010:

	Options outstanding				Options exercisable
			Weighted
			average	Weighted		Weighted
			remaining	average		average
	Range of	Number of	contractual	exercise	Number of	exercise
	exercise price	options	life (years)	price	options	price
	$			$		$
	2.06 to 5.20	10,729	0.51	2.57	10,729	2.57
	6.05 to 6.98	2,255,941	4.48	6.48	2,255,941	6.48
	7.00 to 7.87	3,408,828	4.57	7.74	3,408,828	7.74
	8.00 to 8.99	4,417,145	3.43	8.62	4,417,145	8.62
	9.05 to 9.90	4,832,132	7.50	9.34	1,692,713	9.40
	10.05 to 11.80	3,566,872	6.99	11.37	2,284,340	11.35
	12.54 to 13.26	7,964,939	9.01	12.55	10,799	13.26
	14.48 to 15.58	98,897	9.54	14.98	35,897	9.55

		26,555,483	6.58	10.03	14,116,392	8.60

CGI group Inc. 2010 Annual report	59

The following table presents the weighted average assumptions used to determine the stock-based compensation cost recorded in cost of services, selling and administrative expenses using the Black-Scholes option pricing model for the years ended September 30:

	2010	2009	2008
Stock-based compensation costs ($)	15,517	8,617	5,131
Dividend yield (%)	0.00	0.00	0.00
Expected volatility (%)	27.32	24.42	23.70
Risk-free interest rate (%)	2.48	3.05	4.09
Expected life (years)	5.00	5.00	5.00
Weighted average grant date fair value ($)	3.63	2.59	3.37
B) PERFORMANCE SHARE UNITS (PSUS)
On September 28, 2010, the Company adopted a PSU plan for senior executives and other key employees (“participants”). Under that plan, the Board of Directors may grant PSUs to participants which entitles them to receive one Class A subordinate share for each PSU. The vesting and performance conditions are determined by the Board of Directors at the time of each grant. PSUs must be exercised within three years following the end of the Company’s fiscal year during which the award is made, except in the event of retirement, termination of employment or death.
There was no grant under this plan in fiscal year 2010.
C) CONTRIBUTED SURPLUS
The following table summarizes the contributed surplus activity since September 30, 2007:

$
Balance, September 30, 2007	82,465
Compensation cost associated with exercised options (Note 11)	(10,223)
Stock-based compensation costs	5,131

Balance, September 30, 2008	77,373
Compensation cost associated with exercised options (Note 11)	(5,253)
Stock-based compensation costs	8,617

Balance, September 30, 2009	80,737
Compensation cost associated with exercised options (Note 11)	(13,332)
Stock-based compensation costs	15,517

Balance, September 30, 2010	82,922

Note 13
Earnings per share
The following table sets forth the computation of basic and diluted earnings per share from continuing operations attributable to shareholders of the Company for the years ended September 30:

	2010			2009			2008
		Weighted	Earnings		Weighted	Earnings		Weighted	Earnings
	Earnings	average	per share	Earnings	average	per share	Earnings	average	per share
	from	number of	from	from	number of	from	from	number of	from
	continuing	shares	continuing	continuing	shares	continuing	continuing	shares	continuing
	operations	outstanding[1]	operations	operations	outstanding[1]	operations	operations	outstanding[1]	operations
	$		$	$		$	$		$
	362,386	284,826,257	1.27	315,158	306,853,077	1.03	298,266	317,604,899	0.94
Dilutive options2		8,093,693			3,492,164			5,199,388

	362,386	292,919,950	1.24	315,158	310,345,241	1.02	298,266	322,804,287	0.92

1	The 35,602,085 Class A subordinate shares repurchased during the year (9,525,892 in 2009 and 19,910,068 in 2008), were excluded from the calculation of weighted average number of shares outstanding as of the date of repurchase.

2	The calculation of the diluted earnings per share excluded 8,029,590, 13,384,651 and 8,764,136 options for the years ended September 30, 2010, 2009 and 2008, respectively, as they were anti-dilutive.

CGI group Inc. 2010 Annual report	60

Note 14
Amortization

	2010	2009	2008
	$	$	$
Amortization of capital assets	72,067	61,412	43,455
Amortization of intangible assets
Contract costs related to transition costs	30,396	22,377	17,925
Other intangible assets (Note 6)	92,845	100,829	101,792
Impairment of other intangible assets[1]	—	11,143	—

	195,308	195,761	163,172
Amortization of contract costs related to incentives (presented as reduction of revenue)	23,149	21,043	21,682
Amortization of deferred financing fees (presented in interest on long-term debt)	1,283	1,283	1,266

	219,740	218,087	186,120

1	The impairment of other intangible assets relates to certain assets that were no longer expected to provide future value.
Note 15
Accumulated other comprehensive loss

	Balance, as at	Net changes	Balance, as at
	October 1,	during	September 30,
	2009	the year	2010
	$	$	$
Net unrealized losses on translating financial statements of self-sustaining foreign operations (net of accumulated income tax recovery of $12,686)	(359,423)	(53,598)	(413,021)
Net unrealized gains on translating long-term debt designated as a hedge of net investments in self-sustaining foreign operations (net of accumulated income tax expense of $14,347)	61,000	15,806	76,806
Net unrealized gains on cash flow hedges (net of accumulated income tax expense of $5,336)	12,433	2,036	14,469

	(285,990)	(35,756)	(321,746)

	Balance, as at	Net changes	Balance, as at
	October 1,	during	september 30,
	2008	the year	2009
	$	$	$
Net unrealized losses on translating financial statements of self-sustaining foreign operations (net of accumulated income tax recovery of $10,464)	(365,672)	6,249	(359,423)
Net unrealized gains on translating long-term debt designated as a hedge of net investments in self-sustaining foreign operations (net of accumulated income tax expense of $11,623)	45,261	15,739	61,000
Net unrealized gains on cash flow hedges (net of accumulated income tax expense of $4,422)	(1,013)	13,446	12,433

	(321,424)	35,434	(285,990)

	Balance, as at	Net changes	Balance, as at
	October 1,	during	september 30,
	2007	the year	2008
	$	$	$
Net unrealized losses on translating financial statements of self-sustaining foreign operations (net of accumulated income tax recovery of $7,029)	(431,872)	66,200	(365,672)
Net unrealized gains on translating long-term debt designated as a hedge of net investment in self-sustaining foreign operations (net of accumulated income tax expense of $8,748)	45,799	(538)	45,261
Net unrealized losses on cash flow hedges (net of accumulated income tax recovery of $187)	—	(1,013)	(1,013)

	(386,073)	64,649	(321,424)

For the year ended September 30, 2010, $8,359,000 of the net unrealized gains previously recognized in other comprehensive income (net of income taxes of $3,746,000) were reclassified to net earnings for derivatives designated as cash flow hedges ($928,000 net of income taxes of $478,000 for the year ended September 30, 2009, and nil for the year ended September 30, 2008).

CGI group Inc. 2010 Annual report	61

Note 16
Income taxes
Future income taxes are classified as follows:

	2010	2009
	$	$
Current future income tax assets	16,509	15,110
Long-term future income tax assets	11,592	10,173
Current future income tax liabilities	(26,423)	(50,250)
Long-term future income tax liabilities	(170,683)	(171,697)

Future income taxes, net	(169,005)	(196,664)

The income tax expense is as follows:

	2010	2009	2008
	$	$	$
Current	136,387	95,923	128,972
Future	(21,417)	29,300	(22,675)

	114,970	125,223	106,297

The Company’s effective income tax rate on income from continuing operations differs from the combined Federal and Provincial Canadian statutory tax rate as follows:

	2010	2009	2008
	%	%	%
Company’s statutory tax rate	30.2	30.9	31.2
Effect of foreign tax rate differences	0.3	—	(0.6)

Final determination from agreements with tax authorities and expirations of statutes of limitations	(7.9)	(3.9)	(3.7)
Non-deductible and tax exempt items	1.7	1.3	0.8
Impact on future tax assets and liabilities resulting from tax rate changes	(0.3)	—	(1.7)
Tax benefits on losses	0.1	0.1	0.2

Effective income tax rate	24.1	28.4	26.2

CGI group Inc. 2010 Annual report	62

Future income tax assets and liabilities are as follows at September 30:

	2010	2009
	$	$
Future income tax assets:
Accounts payable and accrued liabilities	14,074	11,316
Tax benefits on losses carried forward	14,667	10,171
Capital assets, intangible assets and other long-term liabilities	20,482	17,197
Accrued compensation	28,397	23,414
Unrealized losses on cash flow hedges	1,585	3,395
Allowance for doubtful accounts	1,793	3,107
Other	1,612	2,433

	82,610	71,033
Valuation allowance	(4,346)	(6,818)

	78,264	64,215

Future income tax liabilities:
Capital assets, intangible assets and other long-term assets	161,988	161,008
Work in progress	25,165	22,395
Goodwill	27,774	25,276
Refundable tax credits on salaries	20,985	40,233
Unrealized gain on cash flow hedges	6,908	7,478
Other	4,449	4,489

	247,269	260,879

Future income taxes, net	(169,005)	(196,664)

At September 30, 2010, the Company had $46,419,000 in non-capital losses carried forward, of which $13,053,000 expire at various dates up to 2030 and $33,366,000 have no expiry dates. The Company recognized a future tax asset of $14,667,000 on the losses carried forward and recognized a valuation allowance of $4,346,000. The decrease in the valuation allowance mainly results from the expiry of non capital losses. The resulting net future income tax asset of $10,321,000 is the amount that is more likely than not to be realized.
Foreign earnings of certain of the Company’s subsidiaries would be taxed only upon their repatriation to Canada. The Company has not recognized a future income tax liability for these retained earnings as management does not expect them to be repatriated. A future income tax liability will be recognized when the Company expects that it will recover those undistributed earnings in a taxable matter, such as the sale of the investment or through the receipt of dividends. On remittance, certain countries impose withholding taxes that, subject to certain limitations, are then available for use as tax credits against a federal or provincial income tax liability, if any.
Note 17
Costs of services, selling and administrative
Tax credits netted against costs of services, selling and administrative expenses are as follows:

	2010	2009	2008
	$	$	$
Costs of services, selling and administrative	3,116,425	3,268,995	3,193,270
Tax credits	(90,602)	(98,589)	(82,510)

	3,025,823	3,170,406	3,110,760

CGI group Inc. 2010 Annual report	63

Note 18
Investments in subsidiaries
For all business acquisitions, the Company records the results of operations of the acquired entities as of their respective effective acquisition dates.
2010 TRANSACTIONS
a) Acquisition
The Company made the following acquisition:
–	Stanley, Inc. (“Stanley”) — On August 17, 2010, the Company acquired all outstanding shares of Stanley, a provider of information technology services and solutions to U.S. defence, intelligence and federal civilian government agencies, for a total cash consideration of $923,150,000. The acquisition was financed through a withdrawal from the Company’s existing unsecured revolving credit facility and cash on hand of $832,160,000 and $90,990,000, respectively. Stanley’s operations will increase the scale and capabilities of the Company to serve the U.S. Federal Government expanding the offering into the defence and intelligence space.
The acquisition was accounted for using the purchase method. The purchase price allocation shown below is preliminary and based on the Company’s management’s best estimates. The final purchase price allocations are expected to be completed as soon as Company’s management has gathered all of the significant information available and considered necessary in order to finalize this allocation.

Stanley
$
Current assets[1]	163,648
Capital assets	9,005
Intangible assets	123,897
Goodwill[2]	886,403
Other long-term assets	3,167
Future income taxes	3,564
Current liabilities	(176,110)
Debt, classified as current	(102,262)
Other long-term liabilities	(11,748)

899,564
Cash acquired	23,586

Net assets acquired	923,150

Cash consideration	923,150

1	The current assets include accounts receivable with a fair value of $97,967,000 which approximates the gross amount due under the contracts.

2	The goodwill arising from the acquisition mainly represents the future economic value associated to acquired work force and synergies with the Company’s operations. All of the goodwill is included in the U.S. and India segment and $26,323,000 is deductible for tax purposes.
In connection with the acquisition of Stanley, the Company expensed $20,883,000 during the year ended September 30, 2010. Included in that amount are acquisition-related costs of $11,573,000 and integration costs of $9,310,000. The acquisition-related costs consist mainly of professional fees incurred for the acquisition. The integration costs mainly include provisions related to leases for premises occupied by the acquired business, which the Company vacated, as well as costs related to the termination of certain employees of the acquired business performing functions already available through its existing structure. The acquisition-related and integration costs are separately disclosed in the Company’s consolidated statement of earnings.
Stanley’s revenue in the year ended September 30, 2010 represents approximately 3% of the total consolidated revenue of the Company. Stanley’s net earnings in the year ended September 30, 2010 is not significant. On a pro-forma basis, the revenue and net earnings of the combined Company for the year ended September 30, 2010 would have been approximately $4,556,000,000 and $411,000,000 respectively, had the Stanley acquisition occurred as of October 1, 2009. The pro forma financial information was constructed using the Company’s 2010 annual results and Stanley’s results from July 1, 2009 to June 30, 2010 due to the differences in reporting periods and includes business combination adjustments such as amortization of acquired intangible assets, interest expense on borrowings, elimination of acquisition-related and integration costs and related tax effects. The pro-forma financial information does not reflect synergies or changes to historical transactions and is not necessarily indicative of the results of operations of the Company that would have resulted had the acquisition actually occurred on October 1, 2009, or the results that may be obtained in the future.

CGI group Inc. 2010 Annual report	64

b) Business combination adjustments
Certain unrecorded future income tax assets acquired from past acquisitions were recognized during the year ended September 30, 2010, resulting in a corresponding decrease in income tax expense of $7,378,000. The transitional rules of the new Section 1582 require that a change in recognized acquired future income tax assets arising from past business combinations be recorded through the income tax expense. Prior to the adoption of Section 1582, the corresponding decrease would have been applied to the goodwill.
2009 TRANSACTIONS
a) Acquisition
There were no significant acquisitions during fiscal 2009.
b) Disposal
On February 20, 2009, the Company disposed of its actuarial services business for purchase consideration of $3,780,000 less an estimated working capital adjustment. The Company received $3,565,000 on February 27, 2009. The business was previously included in the Canada segment. As a result of the final agreement, net assets disposed of included goodwill of $1,499,000. The transaction resulted in a gain of $1,494,000.
c) Modifications to purchase price allocations
During the year ended September 30, 2009, the Company modified the purchase price allocation and made adjustments relating to certain business acquisitions, resulting in a net decrease of accounts payable and accrued liabilities of $969,000 and a net increase of future income tax liabilities of $338,000, whereas goodwill decreased by $631,000.
Additionally, certain unrecorded future income tax assets acquired from past acquisitions were recognized during the year ended September 30, 2009, resulting in a corresponding decrease in goodwill of $19,708,000.
d) Consideration of purchase price
During fiscal 2009, the Company paid a balance of purchase price of $997,000 relating to a business acquisition.
2008 TRANSACTIONS
a) Acquisition
There were no acquisitions during fiscal 2008.
b) Disposal
On July 19, 2008, the Company disposed of its Canadian claims adjusting and risk management services business for purchase consideration of $38,050,000 which was subject to subsequent adjustments. This business was included in the former BPS segment in prior years. The Company received $31,671,000 in August 2008. Of the remaining balance, $879,000 was received in fiscal year 2009 and $4,100,000 was received in fiscal year 2010 as a final payment. The net assets disposed of included goodwill of $7,732,000, which is net of an impairment of $4,051,000. The transaction resulted in a loss of $2,365,000.
c) Modifications to purchase price allocations
The Company modified the purchase price allocation and made adjustments relating to certain business acquisitions resulting in a net decrease of accounts payable and accrued liabilities, current portion of long-term debt, long-term debt, future income tax assets and other long-term liabilities of $5,801,000, $3,287,000, $2,685,000, $2,145,000 and $320,000, respectively, and a net increase of cash and non-controlling interest of $43,000 and $75,000, respectively, whereas goodwill decreased by $9,916,000.
d) Consideration of purchase price
During fiscal 2008, the Company paid balances of purchase price relating to certain business acquisition resulting in a net decrease of long-term debt by $3,954,000.

CGI group Inc. 2010 Annual report	65

Note 19
Discontinued operations
In fiscal 2008, the Company classified its Canadian claims adjusting and risk management services and actuarial services businesses as discontinued operations. The Canadian claims adjusting and risk management services business was divested in July 2008 and the actuarial services business was divested in February 2009 (Note 18b of 2009 Transactions and 2008 Transactions).
The following table presents summarized financial information related to discontinued operations:

	2010	2009	2008
	$	$	$
Revenue	—	2,511	64,851
Operating expenses1	—	1,046	68,747
Amortization	—	14	1,624

Earnings (loss) before income taxes	—	1,451	(5,520)
Income tax expense (recovery)2	—	143	(386)

Earnings (loss) from discontinued operations	—	1,308	(5,134)

1	For the year ended September 30, 2009, operating expenses from discontinued operations include a gain on disposition of $1,494,000. For the year ended September 30, 2008, it includes an impairment of goodwill of $4,051,000 and a loss on disposition of $965,000.

2	Income tax expense (recovery) does not bear a normal relation to earnings (loss) before income taxes since the sale includes goodwill of $1,499,000 for the year ended September 30, 2009 ($7,732,000 for the year ended September 30, 2008), which has no tax basis.
The related cash flow information of discontinued operations is as follows:

	2010	2009	2008
	$	$	$
Cash provided by (used in) operating activities	—	164	(818)
Cash used in investing activities	—	(3)	(250)

Total cash provided by (used in) discontinued operations	—	161	(1,068)

Note 20
Joint venture: supplementary information
The Company’s proportionate share of its joint venture investee’s operations included in the consolidated financial statements is as follows:

	2010	2009
	$	$
Balance sheets
Current assets	38,148	37,608
Non-current assets	2,992	2,998
Current liabilities	15,609	14,721
Non-current liabilities	933	445

	2010	2009	2008
	$	$	$
Statements of earnings
Revenue	91,015	101,964	87,887
Expenses	79,597	88,552	77,381

Net earnings	11,418	13,412	10,506

CGI group Inc. 2010 Annual report	66

	2010	2009	2008
	$	$	$
Statements of cash flows
Cash provided by (used in):
Operating activities	13,763	25,542	4,879
Investing activities	(733)	(570)	(412)
Financing activities	(12,740)	(12,250)	(13,720)

Note 21
Supplementary cash flow information
a) Net change in non-cash working capital items is as follows for the years ended September 30:

	2010	2009	2008
	$	$	$
Accounts receivable	125,928	31,749	(13,164)
Work in progress	(59,579)	(22,450)	(43,785)
Prepaid expenses and other current assets	17,933	8,399	(12,692)
Accounts payable and accrued liabilities	(46,810)	(39,255)	5,762
Accrued compensation	(74,443)	38,009	(5,327)
Deferred revenue	22,415	15,194	(13,323)
Income taxes	(8,386)	25,974	(31,357)

	(22,942)	57,620	(113,886)

b) Non-cash operating, investing and financing activities related to continuing operations are as follows for the years ended September 30:

	2010	2009	2008
	$	$	$
Operating activities
Accounts receivable	(693)	(1,476)	408
Work in progress	2,707	—	—
Accounts payable and accrued liabilities	—	(1,817)	(2,723)
Deferred revenue	3,750	4,779	—

	5,764	1,486	(2,315)

Investing activities

Purchase of capital assets	(42,982)	(27,040)	(17,559)
Purchase of intangible assets	(23,708)	(4,779)	(13,185)

	(66,690)	(31,819)	(30,744)

Financing activities

Increase in obligations under capital leases	38,200	27,040	17,559
Increase in obligations	22,033	—	13,185
Issuance of shares	693	1,476	(408)
Repurchase of Class A subordinate shares	—	1,817	2,723

	60,926	30,333	33,059

CGI group Inc. 2010 Annual report	67

c) Interest paid and income taxes paid are as follows for the years ended September 30:

	2010	2009	2008
	$	$	$
Interest paid	13,254	16,558	26,847
Income taxes paid	104,724	63,125	139,803

Note 22
Segmented information
The Company is managed through three operating segments, in addition to Corporate services, namely: Canada, U.S. & India and Europe & Asia Pacific (Note 8). The segments are based on a delivery view and the results incorporate domestic activities as well as impacts from our delivery model utilizing our centers of excellence.
The following presents information on the Company’s operations based on its management structure.

					2010
		U.S. &	Europe &
	Canada	India	Asia Pacific	Corporate	Total
	$	$	$	$	$
Segment revenue	2,170,082	1,483,593	242,152	—	3,895,827
Intersegment revenue elimination	(57,670)	(83,194)	(22,846)	—	(163,710)

Revenue	2,112,412	1,400,399	219,306	—	3,732,117

Earnings (loss) from continuing operations before acquisition-related and integration costs, interest on long-term debt, interest income, other (income) expense, gain on sale of capital assets and income tax expense[1]	375,998	192,305	89	(56,490)	511,902

Total assets	2,083,675	2,166,397	180,780	176,339	4,607,191

1	Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $132,073,000, $69,010,000, $5,790,000 and $11,584,000, respectively, for the year ended September 30, 2010.

					2009
		U.S. &	Europe &
	Canada	India	Asia Pacific	Corporate	Total
	$	$	$	$	$
Segment revenue	2,216,042	1,421,366	305,417	—	3,942,825
Intersegment revenue elimination	(36,383)	(59,579)	(21,702)	—	(117,664)

Revenue	2,179,659	1,361,787	283,715	—	3,825,161

Earnings (loss) from continuing operations before acquisition-related and integration costs, interest on long-term debt, interest income, other (income) expense, gain on sale of capital assets and income tax expense[1]	320,702	171,965	18,639	(50,565)	460,741

Total assets	2,341,074	985,289	197,619	375,928	3,899,910

1	Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $116,243,000, $78,819,000, $7,247,000 and $14,495,000, respectively, for the year ended September 30, 2009. Amortization includes an impairment of $11,143,000 mainly related to other intangible assets in the U.S. & India segment.

					2008
		U.S. &	Europe &
	Canada	India	Asia Pacific	Corporate	Total
	$	$	$	$	$
Segment revenue	2,356,629	1,137,457	296,745	—	3,790,831
Intersegment revenue elimination	(21,063)	(50,944)	(12,961)	—	(84,968)

Revenue	2,335,566	1,086,513	283,784	—	3,705,863

Earnings (loss) from continuing operations before acquisition-related and integration costs, interest on long-term debt, interest income, other (income) expense, gain on sale of capital assets and income tax expense[1]	332,827	129,401	24,692	(56,434)	430,486

Total assets	2,274,589	1,113,303	197,900	94,766	3,680,558

1	Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $111,903,000, $54,358,000, $5,069,000 and $13,524,000, respectively, for the year ended September 30, 2008.

CGI group Inc. 2010 Annual report	68

The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies (Note 2). Intersegment revenue is priced as if the revenue was from third parties.
GEOGRAPHIC INFORMATION
The following table provides information for capital assets based on their location:

	2010	2009
	$	$
Capital assets
Canada	161,993	155,072
U.S.	59,306	40,528
Other	16,725	16,818

	238,024	212,418

The geographic revenue information based on client’s location approximates the revenue presented under the operating segments.
INFORMATION ABOUT SERVICES
The following table provides revenue information based on services provided by the Company:

	2010	2009	2008
	$	$	$
Outsourcing
IT Services	1,870,804	1,817,943	1,523,562
BPS	412,341	405,516	485,454
Systems integration and consulting	1,448,972	1,601,702	1,696,847

	3,732,117	3,825,161	3,705,863

MAJOR CUSTOMER INFORMATION
Contracts with the U.S. federal government and its various agencies accounted for $510,786,000 of revenues included within the U.S. & India segment for the year ending September 30, 2010 ($394,436,000 and $360,926,000 for the years ending September 30, 2009 and 2008, respectively).
Note 23
Related party transactions
In the normal course of business, the Company is party to contracts with Innovapost, a joint venture, pursuant to which the Company is its preferred IT supplier. The Company exercises joint control over Innovapost’s operating, financing and investing activities through its 49% ownership interest.
Transactions and resulting balances, which were measured at commercial rates (exchange amount), are presented below.
Revenue was $81,760,000, $108,139,000 and $124,461,000 for the years ending September 30, 2010, 2009 and 2008, respectively.

	2010	2009
	$	$
Accounts receivable	681	10,542
Work in progress	1,076	5,937
Contract costs	6,210	8,706
Deferred revenue	1,012	3,351

CGI group Inc. 2010 Annual report	69

Note 24
Employee future benefits
Generally, the Company does not offer pension plan or post-retirement benefits to its employees with the exception of the following:
–	The Company has defined contribution pension plans mainly covering certain European employees. For the years ended September 30, 2010, 2009 and 2008, the plan expense was $5,343,000, $5,053,000 and $5,303,000, respectively.

–	The Company maintains a 401(k) defined contribution plan covering substantially all U.S. employees. Since January 1, 2008, the Company matches employees’ contributions to a maximum of US$2,500 per year. Prior to that date, the maximum was US$1,000 per year. For the years ended September 30, 2010, 2009 and 2008, the amounts of the Company’s contributions were $8,212,000, $7,557,000 and $5,069,000, respectively.

–	The Company maintains two non-qualified deferred compensation plans covering some of its U.S. management. One of these plans is an unfunded plan and the non-qualified deferred compensation liability totaled $2,376,000 as at September 30, 2010 ($3,211,000 at September 30, 2009). The other plan is a funded plan for which a trust was established so that the plan assets could be segregated; however, the assets are subject to the Company’s general creditors in the case of bankruptcy. The assets, included in other long-term assets, composed of investments, vary with employees’ contributions and changes in the value of the investments. The change in liability associated with the plan is equal to the change of the assets. The assets in the trust and the associated liabilities totalled $16,318,000 as at September 30, 2010 ($13,108,000 as at September 30, 2009).

–	The Company maintains a post-employment benefits plan to cover certain former retired employees associated with the divested Canadian claims adjusting and risk management services business. The post-employment benefits liability totalled $7,008,000 as at September 30, 2010 ($7,201,000 at September 30, 2009). The Company measures its benefits liability as at September 30 of each year. An actuarial valuation was performed at September 30, 2008, and the next actuarial valuation will be as at September 30, 2011.
Note 25
Commitments, contingencies and guarantees
A) COMMITMENTS
At September 30, 2010, the Company is committed under the terms of operating leases with various expiration dates up to 2030, primarily for the rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $917,834,000. Minimum lease payments due in the next five years and thereafter are as follows:

$
2011	135,003
2012	118,971
2013	104,238
2014	88,739
2015	84,135
Thereafter	386,748

The Company entered into long-term service and other agreements representing a total commitment of $107,721,000. Minimum payments under these agreements due in each of the next five years and thereafter are as follows:

$
2011	54,237
2012	28,730
2013	17,644
2014	5,073
2015	1,409
Thereafter	628

As of April 19, 2007, the Company became committed under the agreement between shareholders of Conseillers en informatique d’affaires (“CIA”) to purchase the remaining shares of CIA by October 1, 2011. As at September 30, 2010, 32.44% of shares of CIA remains to be purchased. The purchase price of the remaining shares will be calculated by a formula as defined in the shareholders’ agreement. If the Company had purchased the remainder of CIA’s shares on September 30, 2010, the consideration would have been approximately $10,363,000.

CGI group Inc. 2010 Annual report	70

B) CONTINGENCIES
From time to time, the Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities.
In addition, the Company is engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether the Company’s operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination, or reduction in the scope, of a major government project could have a materially adverse effect on the results of operations and financial condition of the Company.
C) GUARANTEES
Sale of assets and business divestitures
In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $14,570,000 in total, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2010. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.
Other transactions
In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at September 30, 2010, the Company provided for a total of $128,161,000 of these bonds. To the best of its knowledge, the Company is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.
In addition, the Company provides a guarantee of $5,900,000 of the residual value of a leased property, accounted for as an operating lease, at the expiration of the lease term.
Note 26
Financial instruments
FAIR VALUE
All financial assets classified as held-to-maturity or loans and receivables, as well as financial liabilities classified as other liabilities, are initially measured at their fair values and subsequently at their amortized cost using the effective interest rate method. All financial assets and liabilities classified as held for trading are measured at their fair values. Gains and losses related to periodic revaluations are recorded in net earnings.
The Company has made the following classifications:
–	Cash and cash equivalents (Note 3), short-term investments, and deferred compensation plan assets (Note 24) are designated as held for trading as this reflects management’s intentions.

–	Trade accounts receivable (Note 4), work in progress, and funds held for clients are classified as loans and receivables.

–	Accounts payable and accrued liabilities, accrued compensation, long-term debt, excluding obligations under capital leases (Note 10), and clients’ funds obligations are classified as other liabilities.
Transaction costs are comprised primarily of legal, accounting and other costs directly attributable to the issuance of the respective financial assets and liabilities. Transaction costs are capitalized to the cost of financial assets and liabilities classified as other than held for trading.
At September 30, 2010 and 2009, the estimated fair values of trade accounts receivable, work in progress, funds held for clients, accounts payable and accrued liabilities, accrued compensation, long-term debt, with the exception of Senior U.S. unsecured notes and the unsecured committed revolving term facility, and clients’ funds obligations approximate their respective carrying values.
The fair values of Senior U.S. unsecured notes and the unsecured committed revolving term facility, estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions, are $112,937,000 and $941,396,000 at September 30, 2010, respectively, as compared to their carrying value of $109,899,000 and $964,223,000, respectively. At September 30, 2009, the fair value of the Senior U.S.

CGI group Inc. 2010 Annual report	71

unsecured notes was $116,859,000 as compared to its carrying value of $114,061,000, and the fair value of the revolving term facility approximated its carrying value of $126,043,000 (Note 10).
The following table summarizes the fair value of outstanding hedging instruments:

		2010	2009
	Recorded as	$	$
Hedge on net investments in self-sustaining foreign subsidiaries

US$920,000 debt designated as the hedging instrument to the Company’s net investment in U.S. subsidiaries (US$100,000 as at September 30, 2009)	Long term debt	947,416	107,220

€12,000 debt designated as the hedging instrument to the Company’s net investment in European subsidiaries (€12,000 as at September 30, 2009)	Long term debt	16,807	18,823

Cash flow hedges on future revenue

US$130,380 foreign currency forward contracts to hedge the variability	Other current assets	8,918	8,303
in the expected foreign currency exchange rate between the U.S. dollar	Other long-term assets	11,433	16,148
and the Canadian dollar (US$192,660 as at September 30, 2009)

US$44,820 foreign currency forward contracts to hedge the variability in	Other current assets	2,378	1,495
the expected foreign currency exchange rate between the U.S. dollar	Other long-term assets	1,121	488
and the Indian rupee (US$62,940 as at September 30, 2009)	Other long-term liabilities	—	78

$89,040 foreign currency forward contracts to hedge the variability in	Accrued liabilities	1,570	2,005
the expected foreign currency exchange rate between the Canadian dollar	Other long-term liabilities	3,396	7,570
and the Indian rupee ($110,315 as at September 30, 2009)

Cash flow hedges on Senior U.S. unsecured notes

US$107,000 foreign currency forward contracts (US$107,000 as	Other current asset	1,277	—
at September 30, 2009)	Other long-term assets	763	5,736

The Company expects that approximately $11,096,000 of the accumulated net unrealized gains on all derivative financial instruments designated as cash flow hedges at September 30, 2010 will be reclassified in net income in the next 12 months.
FAIR VALUE HIERARCHY
Fair value measurements recognized in the balance sheet are categorized in accordance with the following levels;
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2: inputs other than quoted prices included in Level 1 but that are observable for the asset or liability, either directly or indirectly; and
Level 3: inputs for the asset or liability that are not based on observable market data.
The Company categorized the fair value measurement of cash and cash equivalents, short-term investments and deferred compensation plan assets in Level 1. For the cash flow hedges on future revenue and cash flow hedges on Senior U.S. unsecured notes, the Company categorized the fair value measurement in Level 2, as they are primarily derived from observable market inputs.
MARKET RISK (INTEREST RATE RISK AND CURRENCY RISK)
Market risk incorporates a range of risks. Movements in risk factors, such as interest rate risk and currency risk, affect the fair values of financial assets and liabilities.
Interest rate risk
The Company is exposed to interest rate risk on a portion of its long-term debt (Note 10) and does not currently hold any financial instruments that mitigate this risk. The Company analyzes its interest rate risk exposure on an ongoing basis using various scenarios to simulate refinancing or the renewal of existing positions. Based on these scenarios, a change in the interest rate of 1% would not have had a significant impact on net earnings and comprehensive income.
Currency risk
The Company operates internationally and is exposed to risk from changes in foreign currency rates. The Company mitigates this risk principally through foreign debt and forward contracts. The Company enters, from time to time, into foreign exchange forward contracts to hedge forecasted cash flows or contractual cash flows in currencies other than the functional currency of its subsidiaries (Note 2). Hedging relationships are designated and documented at inception and quarterly effectiveness assessments are performed during the year.
The Company is mainly exposed to fluctuations in the U.S. dollar and the euro. As at September 30, 2010, the portion of the cash and cash equivalents, accounts receivable, work in progress, accounts payable and accrued liabilities and accrued compensation denominated in U.S. dollars amount to US$16,427,000, US$184,237,000, US$260,687,000, US$116,353,000 and US$78,340,000, respectively. Additionally, as at September 30, 2010, the portion of the same items denominated in euros amount to €13,881,000, €18,462,000, €943,000, €9,924,000, and €3,237,000, respectively.

CGI group Inc. 2010 Annual report	72

The following table details the Company’s sensitivity to a 10% strengthening of the U.S. dollar and the euro foreign currency rates on net earnings and comprehensive income against the Canadian dollar. The sensitivity analysis presents the impact of foreign currency denominated monetary items and adjusts their translation at period end for a 10% strengthening in foreign currency rates. For a 10% weakening of the U.S. dollar and the euro against the Canadian dollar, there would be an equal and opposite impact on net earnings and comprehensive income.

		2010		2009
	U.S. dollar	Euro	U.S. dollar	Euro
	impact	impact	impact	impact

Increase in net earnings	16,485	116	11,739	938
Increase in comprehensive income	161,456	11,130	79,117	12,409

LIQUIDITY RISK
Liquidity risk is the risk that the Company is not able to meet its financial obligations as they fall due or can do so only at excessive cost. The Company’s activities are financed through a combination of the cash flows from operations, borrowing under existing credit facilities, the issuance of debt and the issuance of equity. One of management’s primary goals is to maintain an optimal level of liquidity through the active management of the assets and liabilities as well as the cash flows.
The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities as at September 30, 2010. All amounts contractually denominated in foreign currency are presented in Canadian dollar equivalent amounts using the period-end spot rate.

				Between	Between
	Carrying	Contractual	Less than	one and	two and	Beyond
	Amount	cash flows	one year	two years	five years	5 years
	$	$	$	$	$	$
Non-derivative financial liabilities
Accounts payable and accrued liabilities	304,376	304,376	304,376	—	—	—
Accrued compensation	191,486	191,486	191,486	—	—	—
Senior U.S. unsecured notes	109,899	116,799	93,113	1,236	22,450	—
Unsecured committed revolving term facility	964,223	977,861	9,092	968,769	—	—
Obligations repayable in blended monthly instalments	22,049	23,961	6,292	5,052	11,211	1,406
Clients’ funds obligations	248,695	248,695	248,695	—	—	—
Derivative financial liabilities
Cash flow hedge on future revenue
Outflow	4,966	5,562	1,637	1,740	2,185	—
(Inflow)	(23,850)	(24,658)	(11,447)	(7,323)	(5,888)	—

	1,821,844	1,844,082	843,244	969,474	29,958	1,406

As at September 30, 2010, the Company is holding cash and cash equivalents and short-term investments of $141,020,000 ($343,427,000 at September 30, 2009). The Company also has available $519,931,000 in unsecured revolving credit facilities and $25,000,000 in demand lines of credit (Note 10) ($1,359,279,000 and $25,000,000, respectively, at September 30, 2009). In addition, the funds held for clients of $248,695,000 ($332,359,000 at September 30, 2009) fully cover the clients’ funds obligations. Given the Company’s available liquid resources as compared to the timing of the payments of liabilities, management assesses the Company’s liquidity risk to be low.

CGI group Inc. 2010 Annual report	73

CREDIT RISK
The Company takes on exposure to credit risk, which is the risk that a client will be unable to pay amounts in full when due. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short-term investments, work in progress and accounts receivable.
Cash equivalents consist mainly of highly liquid investments, such as money market funds and term deposits, as well as bankers’ acceptances and bearer deposit notes issued by major banks (Note 3). None of the cash equivalents are in asset backed commercial paper products. The Company has deposited the cash equivalents with reputable financial institutions, from which management believes the risk of loss to be remote.
The Company has accounts receivable and work in progress derived from clients engaged in various industries including governmental agencies, finance, telecommunications, manufacturing and utilities that are not concentrated in any specific geographic area. These specific industries may be affected by economic factors that may impact accounts receivable. However, management does not believe that the Company is subject to any significant credit risk in view of the Company’s large and diversified client base.
The following table sets forth details of the age of accounts receivable that are past due:

	2010	2009
	$	$
Not past due	301,106	267,784
Past due 1-30 days	28,864	9,183
Past due 31-60 days	5,738	13,086
Past due 61-90 days	5,018	4,979
Past due more than 90 days	20,147	33,737

	360,873	328,769
Allowance for doubtful accounts	(11,524)	(11,122)

	349,349	317,647

The carrying amount of accounts receivable is reduced by an allowance account and the amount of the loss is recognized in the consolidated statement of earnings within costs of services, selling and administrative. When a receivable balance is considered uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited against costs of services, selling and administrative in the consolidated statement of earnings. Overall, management does not believe that any single industry or geographic region represents a significant credit risk to the Company.

CGI group Inc. 2010 Annual report	74

Note 27
Capital risk management
The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth. The main objectives of the Company’s risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks.
The Company manages its capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the debt and equity balance. At September 30, 2010, total managed capital was $3,447,527,000 ($2,901,811,000 at September 30, 2009). Managed capital consists of long-term debt, including the current portion (Note 10), cash and cash equivalents (Note 3), short-term investments and shareholders’ equity. The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in the business environment. When capital needs have been specified, the Company’s management proposes capital transactions for the approval of the Company’s Audit and Risk Management Committee and Board of Directors. The capital risk policy remains unchanged from prior periods.
The Company monitors its capital by reviewing various financial metrics, including the following:
–	Debt/Capitalization

–	Net Debt/Capitalization

–	Debt/EBITDA
Debt represents long-term debt, including the current portion. Net debt, capitalization and EBITDA are non-GAAP measures. Net debt represents debt (including the impact of the fair value of forward contracts) less cash and cash equivalents and short-term investments. Capitalization is shareholders’ equity plus debt. EBITDA is calculated as earnings from continuing operations before income taxes, interest expense on long-term debt and depreciation and amortization. The Company believes that the results of the current internal ratios are consistent with its capital management objectives.
The Company is subject to external covenants on its credit facilities and its Senior U.S. unsecured notes. On the credit facilities, the ratios are as follows:
–	A leverage ratio, which is the ratio of total debt to EBITDA for the four most recent quarters.

–	An interest and rent coverage ratio, which is the ratio of the EBITDAR for the four most recent quarters to the total interest expense and the operating rentals in the same periods. EBITDAR, a non-GAAP measure, is calculated as EBITDA plus rent expense.

–	A minimum net worth requirement, whereby shareholders’ equity, excluding foreign exchange translation adjustments included in accumulated other comprehensive loss, cannot be less than a specified threshold.
The ratios for the credit facilities are calculated on a consolidated basis, excluding Innovapost, which is a joint venture.
On the Senior U.S. unsecured notes, the ratios are as follows:
–	A leverage ratio, which is the ratio of total debt adjusted for operating rent to EBITDAR for the four most recent quarters.

–	A fixed charges coverage ratio, which is the ratio of the EBITDAR to the sum of interest expense plus operating rentals for the period for the four most recent quarters.

–	A minimum net worth requirement, whereby shareholders’ equity, excluding foreign exchange translation adjustments included in accumulated other comprehensive loss, cannot be less than a specified threshold.
The ratios for the Senior U.S. unsecured notes are calculated based on specific subsidiaries of the Company that represent a significant portion of the Company’s consolidated operations.
The Company is in compliance with these covenants and monitors them on an ongoing basis. The ratios are also reviewed quarterly by the Company’s Audit and Risk Management Committee. The Company is not subject to any other externally imposed capital requirements.

CGI group Inc. 2010 Annual report	75

Note 28
Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP
The material differences between Canadian and U.S. GAAP affecting the Company’s consolidated financial statements are detailed as follows:

	2010	2009	2008
		(Restated	(Restated
		Note 2a)	Note 2a)
	$	$	$

Reconciliation of net earnings:
Net earnings — Canadian GAAP	362,766	317,205	294,000
Adjustments for:
Stock-based compensation (i)	(213)	(3,759)	(4,127)
Warrants (ii)	863	1,404	(5,721)
Reversal of income tax provision (iii)	—	(517)	(7,452)
Other (iv)	(140)	594	216

Net earnings — U.S. GAAP	363,276	314,927	276,916

Attributable to:
Shareholders of CGI Group Inc.	362,896	314,188	276,048
Non-controlling interest	380	739	868

Basic earnings per share attributable to shareholders of CGI Group Inc. — U.S. GAAP	1.27	1.02	0.87
Diluted earnings per share attributable to shareholders of CGI Group Inc. — U.S. GAAP	1.24	1.01	0.86

Net earnings — U.S. GAAP	363,276	314,927	276,916
Other comprehensive (loss) income	(35,756)	35,434	64,649

Comprehensive income — U.S. GAAP	327,520	350,361	341,565

Attributable to:
Shareholders of CGI Group Inc.	327,140	349,622	340,697
Non-controlling interest	380	739	868

Reconciliation of shareholders’ equity:
Equity attributable to shareholders of CGI Group Inc. — Canadian GAAP	2,152,631	2,275,254	1,997,001
Adjustments for:
Stock-based compensation (ix)	58,411	58,411	58,411
Warrants (ii)	(7,125)	(7,988)	(9,392)
Reversal of income tax provision (iii)	(7,969)	(7,969)	(7,452)
Unearned compensation (v)	(3,694)	(3,694)	(3,694)
Integration costs (vi)	(6,606)	(6,606)	(6,606)
Goodwill (vii)	28,078	28,078	28,078
Income taxes and adjustment for change in accounting policy (viii)	9,715	9,715	9,715
Other (iv)	(3,405)	(3,265)	(3,859)

Equity attributable to shareholders of CGI Group Inc. — U.S. GAAP	2,220,036	2,341,936	2,062,202

Equity attributable to non-controlling interest — Canadian and U.S. GAAP	6,452	6,342	5,922

CGI group Inc. 2010 Annual report	76

(i) Stock-based compensation
Beginning in fiscal 2008, the Company issued stock options with a three-year graded vesting period and a performance criteria. Under Canadian GAAP, the compensation cost for this type of option has been accounted for on a straight-line basis because the awards of graded vesting options have a similar expected life. Under U.S. GAAP, the graded vesting method must be used. The adjustment represents the compensation cost difference between using the straight-line and graded vesting method. This adjustment does not have an impact on shareholders’ equity.
(ii) Warrants
Under Canadian GAAP, the fair value of warrants issued in connection with long-term outsourcing contracts is recorded as contract costs and amortized on a straight-line basis over the initial contract term. Under U.S. GAAP, the fair value of equity instruments issued was subtracted from the initial proceeds received in determining revenue. The 2010, 2009, and 2008 adjustments reflect the reversal of contract cost amortization, net of income taxes, which is included as a reduction to Canadian GAAP consolidated net earnings.
The fiscal 2008 adjustment also includes final determinations from agreements with tax authorities and expirations of statutes of limitations of prior year tax liabilities associated with the issuance of warrants that resulted in the reversal of $7,125,000 in tax liabilities during fiscal 2008. The reversal of this recovery was included as an increase to Canadian GAAP consolidated earnings.
(iii) Reversal of income tax provision
During fiscal 2009 and fiscal 2008, the Company reversed one-time income tax provisions pertaining to the determination of prior year tax liabilities after final agreement with tax authorities and the expirations of statutes of limitations relating to business acquisitions. The reversal of the provisions was included as an increase to Canadian GAAP consolidated earnings. Under U.S. GAAP, the adjustment was applied to the goodwill attributable to the acquisition prior to the adoption of ASC Topic 805, ''Business Combination’’ on October 1, 2009. (Refer to (x) Recent accounting changes).
(iv) Capitalization of intangible assets
Effective October 1, 2008, the Company adopted Section 3064, “Goodwill and Intangible Assets”. As a result of the standard, there is new guidance relating to eligible capitalizable costs in the development of intangibles. Under U.S. GAAP, there were no changes to capitalization standards. This adjustment is one of the items included in “other” and represents the net effect of costs that were expensed or capitalized under Canadian GAAP for which the accounting treatment is different under U.S. GAAP. For the years ended September 30, 2010, 2009 and 2008, the adjustment to U.S. GAAP net earnings is a decrease of $959,000, $198,000 and $368,000, respectively. As at September 30, 2010, 2009 and 2008, the adjustment to U.S. GAAP shareholders’ equity is an increase of $1,186,000, $2,145,000 and $2,341,000, respectively.
(v) Unearned compensation
Under Canadian GAAP, prior to July 1, 2001, unvested stock options granted as a result of a business combination were not recorded. The adjustment reflects the intrinsic value of unvested stock options (see (vii) below) that would have been recorded as a separate component of shareholders’ equity for U.S. GAAP purposes. This unearned compensation was amortized over approximately three years, being the estimated remaining future vesting service period.
(vi) Integration costs
Under Canadian GAAP, prior to January 1, 2001, certain restructuring costs relating to the purchaser may be recognized in the purchase price allocation when accounting for business combinations, subject to certain conditions. Under U.S. GAAP, only costs relating directly to the acquired business may be considered in the purchase price allocation. This adjustment represents the charge to consolidated net earnings, net of goodwill amortization in 2001, recorded for Canadian GAAP purposes and net of income taxes.
(vii) Goodwill
The goodwill adjustment to shareholders’ equity results principally from the difference in the value assigned to stock options issued to IMRglobal Corp. employees. Under Canadian GAAP, the fair value of the outstanding vested stock options is recorded as part of the purchase price allocation whereas under U.S. GAAP, the fair value of both vested and unvested outstanding stock options granted as a result of the business acquisition is recorded. See (v) above for a further discussion relating to this item.
(viii) Income taxes and adjustment for change in accounting policy
On October 1, 1999, the Company adopted the recommendations of CICA Handbook Section 3465, “Income taxes”. The recommendations of Section 3465 are similar to the provisions of ASC Topic 740, “Income Taxes”, issued by the Financial Accounting Standards Board (“FASB”). Upon the implementation of Section 3465, the Company recorded an adjustment to reflect the difference between the assigned value and the tax basis of assets acquired in a business combination, which resulted in future income tax liabilities. The Company recorded this amount through a reduction of retained earnings as part of the cumulative adjustment. Under U.S. GAAP, this amount would have been reflected as additional goodwill.
(ix) Stock-based compensation
Under Canadian GAAP, stock-based compensation cost was accounted for using the fair value based method beginning October 1, 2004. Under U.S. GAAP, ASC Topic 718, “Compensation — Stock Compensation”, did not require adoption of this standard until fiscal years beginning on or after June 15, 2005. The 2005 adjustments represent the charge to consolidated net earnings recorded for Canadian GAAP purposes as no such expense was recorded or required under U.S. GAAP. Beginning October 1, 2005, there is no difference between Canadian and U.S. GAAP in connection to stock-based compensation cost.

CGI group Inc. 2010 Annual report	77

(x) Recent accounting changes
In December 2007, FASB issued ASC Topic 805, “Business Combinations,” which became effective for the Company as of October 1, 2009 via prospective application to business combinations. This standard is similar to the corresponding provisions of CICA Section 1582, “Business Combinations”, (refer to Note 2a). As a result of the adoption of ASC Topic 805, tax adjustments for a total amount of $29,716,000 related to the final determinations and expiration of limitation periods were recognized during the year ended September 30, 2010 as a reduction of the income tax expense rather than applied to goodwill. This new accounting treatment is consistent with CICA Section 1582. Consequently, there is no GAAP difference in the year ended September 30, 2010 with respect to these items.
In December 2007, FASB issued ASC Topic 810, “Consolidation”, which became effective for the Company as of October 1, 2009 via retrospective application. This standard is similar to the corresponding provisions of CICA Section 1601 “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, (refer to Note 2a). The Company adopted ASC Topic 810 without significant effect on the Company’s consolidated financial statements. The effects on future periods will depend on the nature and significance of business combinations subject to these standards.
(xi) Future accounting changes
In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, “Multiple-Deliverable Revenue Arrangements”, an amendment to FASB ASC Topic 605, “Revenue Recognition”, and ASU 2009-14, “Certain Revenue Arrangements That Include Software Elements”, an amendment to FASB ASC Subtopic 985-605, “Software — Revenue Recognition”. ASU 2009-13 provides authoritative guidance on revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under this ASU, when VSOE or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. ASU 2009-13 also includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. ASU 2009-14 provides guidance on arrangements that include software elements, including tangible products that have software components that are essential to the functionality of the tangible product and will no longer be within the scope of the software revenue recognition guidance, and software-enabled products that will now be subject to other relevant revenue recognition guidance. These standards must be adopted in the same period using the same transition method and are effective prospectively, with retrospective adoption permitted, for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Effective October 1, 2010, the Company will adopt these standards, on a prospective basis. The effects on future periods will depend on the nature and significance of the future customer contracts subject to these standards.

CGI group Inc. 2010 Annual report	78

Shareholder information
SHAREHOLDER INFORMATION LISTING
Toronto Stock Exchange, April 1992: GIB.A
New York Stock Exchange, October 1998: GIB
Number of shares outstanding as at September 30, 2010:
237,684,791 Class A subordinate shares
33,608,159 Class B shares
High/low of share price from October 1, 2009, to September 30, 2010:

	TSX (CDN$)	NYSE (US$)

High:	16.80	16.40
Low:	12.07	11.11

The certifications by CGI’s Chief Executive Officer and Chief Financial Officer concerning the quality of the Company’s public disclosure pursuant to Canadian regulatory requirements are filed in Canada on SEDAR (www.sedar.com). Similar certifications pursuant to Rule 13a-14 of the U.S. Securities Exchange Act of 1934 and Section 302 of the Sarbanes-Oxley Act of 2002 are exhibits to our Form 40-F filed on EDGAR (www.sev.gov). The Company has also filed with the New York Stock Exchange the certification required by Section 303A.12 of the exchange’s Listed Company Manual.
CGI’s corporate governance practices do not differ in any significant way from those required of domestic companies under New York Stock Exchange listing standards and they are set out in the CGI Management Proxy Circular, which is filed with Canadian and U.S. securities authorities and is therefore available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov), respectively, as well as on CGI’s Web site.
AUDITORS
Ernst & Young LLP
TRANSFER AGENT
Computershare
Investor Services Inc.
100 University Avenue 9th Floor
Toronto, Ontario
M5J 2Y1
Tel.: 1 800 564-6253
INVESTOR RELATIONS
For further information about the Company, additional copies of this report or other financial information, please contact:
Investor Relations
CGI Group Inc.
1130 Sherbrooke West
Montréal, Québec H3A 2M8
Tel.: 514-841-3200
You may also contact us by visiting cgi.com/investors.
ANNUAL GENERAL MEETING OF SHAREHOLDERS
Wednesday January 26, 2011
at 11:00 a.m.
Omni Mont-Royal Hotel
Saisons A & B
1050 Sherbrooke West
Montréal, Québec
CGI presents a live webcast of its Annual General Meeting of Shareholders via the Internet at www.cgi.com. Complete instructions for viewing the webcast will be available on CGI’s Web site. To vote by phone or by using the Internet, please refer to the instructions provided in the CGI Management Proxy Circular.
This annual report is also available for download at cgi.com.
Le rapport annuel 2010 de CGI est aussi publié en français.

CGI group Inc. 2010 Annual report	79